Exhibit 99.2

DECOMA INTERNATIONAL INC.

NOTICE OF SPECIAL MEETING

OF HOLDERS OF
CLASS A SUBORDINATE VOTING SHARES

TO BE HELD ON

MONDAY, FEBRUARY 28, 2005

AND

MANAGEMENT INFORMATION

CIRCULAR/PROXY STATEMENT

This Management Information Circular/ Proxy Statement and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

January 28, 2005

January 28, 2005

Dear Shareholder:

      On behalf of management and our Board of Directors, we are pleased to invite you to attend the special meeting of holders of Class A Subordinate Voting Shares of Decoma International Inc. (“Decoma” or the “Corporation”), to be held at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada on Monday, February 28, 2005, commencing at 10:00 a.m. (Toronto time).

      The purpose of the special meeting is to consider and vote upon a special resolution to approve a proposal from our parent company, Magna International Inc. (“Magna”), to privatize Decoma by way of a court-approved plan of arrangement (the “Arrangement”). If the Arrangement is approved and completed, Decoma will amalgamate with Magna and holders of Decoma Class A Subordinate Voting Shares will be entitled to receive for each share held by them:

(i)	0.1453 of a Magna Class A Subordinate Voting Share; or

(ii)	at the election of the holder, cash equal to 0.1453 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately before the effective date of the Arrangement (but the amount of cash will be proportionately reduced if all cash elections would result in the amount of cash elected exceeding Cdn.$150 million in total, in which case holders who elected cash will receive cash and Magna Class A Subordinate Voting Shares).

      Magna proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna’s automotive operations, including those carried on by Decoma, to compete and grow on a global basis. Decoma’s and Magna’s reasons for the Arrangement are described in detail in the accompanying Management Information Circular/ Proxy Statement (the “Circular”). On October 25, 2004, in addition to its announcement of the proposed privatization of Decoma, Magna announced that it had made separate proposals to privatize its two other public subsidiaries, Tesma International Inc. and Intier Automotive Inc. Each proposed privatization transaction, including the Arrangement, is independent of the others and is not conditional upon the completion of the others.

      After careful consideration, on January 13, 2005, our Board of Directors determined that the terms of the Arrangement are fair to the “minority” shareholders of Decoma (i.e., holders of Decoma Class A Subordinate Voting Shares that are unrelated to Magna) and that the Arrangement is in the best interests of Decoma and its shareholders. In making this determination, the Board relied on a report and recommendation from a special committee of independent directors established to consider the Arrangement (the “Special Committee”), as well as a formal valuation of the Decoma Class A Subordinate Voting Shares prepared by the Special Committee’s financial advisor, Scotia Capital Inc. (“Scotia Capital”), and a fairness opinion from Scotia Capital that concluded that as at January 12, 2005, the consideration being offered to holders of Decoma Class A Subordinate Voting Shares under the Arrangement is fair, from a financial point of view, to Decoma’s “minority” shareholders. Therefore, our Board recommends that holders of Decoma Class A Subordinate Voting Shares vote in favour of the special resolution approving the Arrangement.

      The Circular contains important information about the Arrangement, including a description of the business of Magna, a copy of the formal valuation and fairness opinion, the conditions to the implementation of the Arrangement, including court and regulatory approvals, and a discussion of tax considerations. For the Arrangement to proceed it must be approved at the special meeting by not less than 66 2/3% of the votes cast by holders of Decoma Class A Subordinate Voting Shares, voting separately as a class, as well as by a simple majority of the votes cast by “minority” shareholders.

      If, like most shareholders, you are not a registered shareholder but hold your Decoma Class A Subordinate Voting Shares through an intermediary, such as a securities dealer or broker, bank or trust company, you will receive separate instructions from the intermediary on how to vote and how to make a cash election. In that case, you should carefully follow the instructions sent out in any communication provided by your intermediary.

      If you are a registered shareholder and are unable to attend the special meeting in person, you may vote by completing and returning the enclosed form of Proxy in accordance with the instructions in the Circular and the Proxy. If you want to elect to receive cash, you must complete and return the Letter of Transmittal and Cash Election Form (printed on yellow paper) in accordance with the instructions in the Circular and the Letter of Transmittal and Cash Election Form by 10:00 a.m. on February 24, 2005. Should you fail to do so, your cash election will be invalid and if the transaction is approved and completed you will be entitled to receive only Magna Class A Subordinate Voting Shares.

      The Arrangement is an extremely important matter for Decoma and you as shareholders, and we urge you to vote. We look forward to seeing you at the special meeting on February 28, 2005.

      Yours truly,

Alan J. Power President and Chief Executive Officer DECOMA INTERNATIONAL INC.	S. Randall Smallbone Executive Vice-President and Chief Financial Officer DECOMA INTERNATIONAL INC.

DECOMA INTERNATIONAL INC.

50 Casmir Court, Concord, Ontario, L4K 4J5•(T) (905) 669-2888•(F) (905) 669-5075

NOTICE OF SPECIAL MEETING OF

HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

      NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of Class A Subordinate Voting Shares (“Decoma Class A Subordinate Voting Shares”) of Decoma International Inc. (“Decoma” or the “Corporation”) will be held at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada on Monday, February 28, 2005, commencing at 10:00 a.m. (Toronto time), for the following purposes:

1.	in accordance with the interim order of the Ontario Superior Court of Justice dated January 24, 2005 (the “Interim Order”), to consider and, if determined advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Exhibit A to the accompanying Management Information Circular/ Proxy Statement (the “Circular”), approving an arrangement of Decoma (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”), the purpose of which is to effect the acquisition by Magna International Inc. (“Magna”) of all the outstanding Decoma Class A Subordinate Voting Shares not already owned, directly or indirectly, by Magna and to have Decoma ultimately amalgamate with Magna, all as more particularly described in the Circular; and

2.	to transact such further or other business or matters as may properly come before the Meeting or any adjournment or postponement thereof.

      Only holders of record of Decoma Class A Subordinate Voting Shares on January 25, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Decoma Class A Subordinate Voting Shares acquired after such date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing at least 10 days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting; and (ii) a holder of Decoma Class A Subordinate Voting Shares issued by the Corporation after the record date in connection with the exercise of options to acquire Decoma Class A Subordinate Voting Shares, or conversion rights to acquire Decoma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

      A registered holder of Decoma Class A Subordinate Voting Shares who is unable to attend the Meeting in person and who wishes to ensure that its shares will be voted at the Meeting is requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed, couriered or delivered so as to reach or be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 Attention: Proxy Department not later than 10:00 a.m. (Toronto time) on February 24, 2005, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used.

      A substantial number of the Corporation’s shareholders do not hold their Decoma Class A Subordinate Voting Shares in their own names. Such Decoma Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. If Decoma Class A Subordinate Voting Shares are shown in an account statement provided to a shareholder by the intermediary, in almost all cases those Decoma Class A Subordinate Voting Shares will not be registered in the

i

name of the shareholder in the records of the Corporation. Please note that only proxies deposited by registered shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered shareholders should read their intermediaries’ instructions to them regarding how to provide voting instructions.

      Pursuant to the Interim Order, a registered holder of Decoma Class A Subordinate Voting Shares may dissent in respect of the Arrangement Resolution by following the dissent procedures set out in the Circular. If the Arrangement is approved and completed, dissenting shareholders who comply strictly with the dissent procedures will be entitled to be paid the fair value of their Decoma Class A Subordinate Voting Shares. Failure to adhere strictly to the requirements and procedures set out in the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of any right to dissent.

DATED at Concord, Ontario on January 28, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

R. DAVID BENSON
Executive Vice-President, Secretary and General Counsel

DECOMA INTERNATIONAL INC.

MANAGEMENT INFORMATION CIRCULAR/

PROXY STATEMENT FOR SPECIAL MEETING OF
HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

GENERAL INFORMATION

      Certain capitalized terms used in this Circular that are not otherwise defined have the respective meanings set out under “Glossary of Key Terms”. All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Interim Order and the Valuation and Fairness Opinion are qualified in their entirety by reference to the complete text of these documents attached as Exhibits to this Circular. Shareholders are urged to read carefully the full text of these Exhibits. No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than as contained or incorporated by reference in this Circular and, if so given or made, any such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

INFORMATION RELATING TO MAGNA INTERNATIONAL INC.

      All information (including financial information) contained or incorporated by reference in this Circular relating to Magna has been provided to Decoma by Magna and Magna has confirmed the accuracy of this information. The Board of Directors of Decoma has relied upon such information without having made independent inquiries as to the accuracy or completeness thereof; however, the Board of Directors of Decoma has no reason to believe such information is misleading or inaccurate. Neither the Board of Directors of Decoma nor Decoma assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Magna to disclose facts or events which may affect the accuracy or completeness of any such information.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

      The Arrangement involves the issuance of securities of Magna, a corporation existing under the laws of the Province of Ontario, Canada. This Circular has been prepared by Decoma in accordance with disclosure requirements under applicable Ontario and Canadian law. Non-resident shareholders should be aware that these requirements may be different from those of the United States or other jurisdictions. The financial statements incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements of companies organized in the United States or in other jurisdictions.

      Non-resident shareholders should be aware that the terms of the Arrangement as described in this Circular may have tax consequences both in Canada and in the jurisdiction of residence of the shareholder. The tax consequences arising under the laws of a country other than Canada or the United States are not discussed in this Circular.

      The enforcement by investors of civil liabilities under United States federal and state securities laws may be adversely affected by the fact that Decoma and Magna are organized under the laws of Ontario, Canada, that almost all of the officers and directors of Decoma and Magna are residents of Canada or other jurisdictions outside of the United States, and that a substantial portion of the assets of Decoma and Magna are located outside of the United States. It may be difficult to compel Ontario corporations, such as Decoma and Magna, to subject themselves to a judgment issued by a court of the United States.

      The issuance of Magna Class A Subordinate Voting Shares pursuant to the Plan of Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offence.

DOLLAR AMOUNTS; CURRENCY OF INFORMATION; FISCAL YEARS

      Unless otherwise stated in this Circular, all references to dollar amounts are to United States dollars, all information is given as of December 31, 2004, and all references to fiscal years (including references to “fiscal” followed by a specific year) refer to the one-year period ended on December 31 in that year.

EXCHANGE RATE INFORMATION

      Each of Decoma and Magna, respectively, publishes its consolidated financial statements in United States dollars rather than Canadian dollars. The following table sets out, for each fiscal year and period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars (Cdn.$), the average of those exchange rates on the last business day of each month during that period and the exchange rate at the end of that period, based on the noon rate in U.S. dollars as quoted by the Bank of Canada (the “Noon Rate”). Such rates are set out as Canadian dollars per US$1.00.

	Period End	Average (1)	High	Low

	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)
2004	1.2036	1.2980	1.3968	1.1774
January 1, 2004 to September 30, 2004	1.2639	1.3290	1.3968	1.2639
2003	1.2924	1.3914	1.5747	1.2924
2002	1.5796	1.5699	1.6132	1.5110

(1)	The average of the daily Noon Rate on the last business day of each month during the period.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable securities legislation, including section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Decoma’s or Magna’s future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. In this Circular, the use of words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are intended to identify forward-looking statements. Persons reading this Circular are cautioned that such statements are only predictions and that the Corporation’s and Magna’s actual future results or performance may be materially different. In evaluating such forward-looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Corporation’s and Magna’s relationship with their customers, the automotive industry in general and the economy as a whole. In the respect of Decoma, readers are referred to the discussion of “Other Factors” set out in the Corporation’s Annual Information Form attached as Exhibit 1 to Decoma’s Annual Report on Form 40-F for the year ended December 31, 2003, wherein certain of the above risk factors are discussed in further detail. In respect of Magna, such risks specifically include, without limitation, those risk factors set out in this Circular and the documents incorporated by reference in this Circular and, in particular, those factors set out in Item 3 “Description of Business — Risk Factors” in Magna’s Annual Information Form attached as Exhibit 1 to Magna’s Annual Report on Form 40-F for the year ended December 31, 2003. The Corporation and Magna expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events or circumstances or otherwise.

EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933

      Magna will not register with the United States Securities and Exchange Commission the Magna Class A Subordinate Voting Shares to be issued by Magna in connection with the Arrangement, relying on the exemption from such registration provided by section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”). Section 3(a)(10) exempts from the registration requirements of the 1933 Act securities that are issued in transactions approved by a court, after a hearing on the fairness of the terms and conditions of such issuance.

v

DECOMA INTERNATIONAL INC.

MANAGEMENT INFORMATION CIRCULAR/

PROXY STATEMENT FOR
SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

GLOSSARY OF KEY TERMS

      The following is a glossary of key terms used frequently throughout this Circular.

“1933 Act” means the United States Securities Act of 1933, as amended.

“Amalco” means the corporation continuing from the Amalgamation.

“Amalco Continuing Options” means all Decoma Options other than Decoma Exchange Elected Options.

“Amalco Redeemable Preferred Share” means a redeemable preferred share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in schedule 1.1 of the Plan of Arrangement.

“Amalco Special Share” means a special share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in schedule 1.1 of the Plan of Arrangement.

“Amalgamation” means the amalgamation of Decoma and Magna Subco described in section 2.2(b) of the Plan of Arrangement.

“Arrangement” means the arrangement of Decoma under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the Arrangement Agreement made as of January 13, 2005 between Magna and Decoma, a copy of which is attached as Exhibit B to this Circular, as it may be amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution of the Shareholders, to be substantially in the form and content of Exhibit A to this Circular.

“Articles of Arrangement” means the articles of arrangement of Decoma in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement.

“Average Market Price” means the amount in Canadian currency (rounded to the nearest one-hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately preceding the Effective Date.

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York, under applicable laws.

“Cash Consideration Elected Share” means, subject to the terms and conditions set out in section 2.4 of the Plan of Arrangement, a Decoma Class A Subordinate Voting Share in respect of which a Shareholder has made a Cash Election.

“Cash Elected Consideration” means a cash amount in Canadian currency per Decoma Class A Subordinate Voting Share (rounded to the nearest one-hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price.

“Cash Election” means the election of a Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration (through receipt of an Amalco Redeemable Preferred Share) in respect of a Decoma Class A Subordinate Voting Share.

“CDS” means The Canadian Depository for Securities Limited.

“Certificates” means the certificates giving effect to the Arrangement, issued by the Director pursuant to section 183(2) of the OBCA after the Articles of Arrangement have been filed.

“Circular” means this Management Information Circular/ Proxy Statement.

“Corporate Constitution” means the Corporate Constitution as set out in the articles of Decoma.

“Corporation” or “Decoma” means Decoma International Inc., a corporation governed by the OBCA.

“Court” means the Ontario Superior Court of Justice.

“CRA” means the Canada Revenue Agency.

“Decoma Board” means the board of directors of Decoma.

“Decoma Class A Subordinate Voting Share” means a Class A Subordinate Voting Share in the capital of Decoma.

“Decoma Class B Share” means a Class B Share in the capital of Decoma.

“Decoma Convertible Debentures” means the 6.5% convertible unsecured subordinated debentures of Decoma due March 31, 2010 issued under a trust indenture dated as of March 27, 2003, of which Cdn.$99,998,000 principal amount was outstanding on January 13, 2005.

“Decoma Convertible Preferred Shares” means the Convertible Preferred Shares, Series 4 and Convertible Preferred Shares, Series 5 in the capital of Decoma.

“Decoma DPSPs” means, collectively, the Decoma International Inc. (Canadian) Deferred Profit Sharing Plan and the Decoma International of America, Inc. U.S. Employees’ Deferred Profit Sharing Plan.

“Decoma Exchange Elected Option” means a Decoma Option in respect of which the holder thereof has elected in an option election form to exchange such Decoma Option for a Magna Replacement Option.

“Decoma Options” means all options to acquire Decoma Class A Subordinate Voting Shares granted and outstanding as of the Effective Time under the Decoma Amended and Restated Incentive Stock Option Plan.

“Decoma Shares” means the Decoma Class A Subordinate Voting Shares, Decoma Class B Shares and Decoma Convertible Preferred Shares.

“Depositary” means Computershare Trust Company of Canada or Computershare Trust Company, Inc. at its offices set out in the Letter of Transmittal.

“Director” means the Director appointed pursuant to section 278 of the OBCA.

“Dissent Right” means the right of dissent in respect of the Arrangement Resolution as provided in the Plan of Arrangement and the Interim Order.

“Dissenting Shareholder” means any Shareholder who has properly exercised its Dissent Right in accordance with section 3.1 of the Plan of Arrangement and the Interim Order, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Decoma Class A Subordinate Voting Shares.

“Effective Date” means the date shown on the Certificates.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Exchange Ratio” means 0.1453.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Interim Order” means the interim order of the Court in respect of the Arrangement, a copy of which is attached as Exhibit D to this Circular, as such order may be amended.

“Intier” means Intier Automotive Inc., a corporation governed by the OBCA.

“ITA” means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time.

“Letter of Transmittal” means the letter of transmittal and cash election form for use by Shareholders.

“Magna” means Magna International Inc., a corporation governed by the OBCA and, upon completion of the Arrangement, means Magna Amalco.

“Magna Amalco” means the corporation resulting from the Magna Amalgamation.

“Magna Amalgamation” means the vertical short form amalgamation of Magna and Amalco described in section 2.2(e) of the Plan of Arrangement.

“Magna Class A Subordinate Voting Share” means a Class A Subordinate Voting Share in the capital of Magna.

“Magna Class B Share” means a Class B Share in the capital of Magna.

“Magna Replacement Option” means, in respect of a particular Decoma Exchange Elected Option, an option to purchase the number of Magna Class A Subordinate Voting Shares equal to the Exchange Ratio multiplied by the number of Decoma Class A Subordinate Voting Shares that could be purchased under that corresponding Decoma Exchange Elected Option if such Decoma Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time (rounded down to the nearest whole number of Magna Class A Subordinate Voting Shares).

“Magna Subco” means 1265058 Ontario Inc., a wholly-owned subsidiary of Magna existing under the OBCA, which, at the Effective Time, will be the holder of all or a portion of the Decoma Shares then owned, directly or indirectly, by Magna.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, called and to be held in accordance with the Interim Order to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution.

“Minority Shareholders” means all Shareholders other than (i) Magna, Magna Subco, Tesma and Intier and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Tesma or Intier within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) the Decoma DPSPs, and (iv) any person acting jointly or in concert with any of the foregoing other than the Decoma DPSPs.

“NASDAQ” means the NASDAQ National Market.

“Notice” means the notice of the Meeting accompanying this Circular.

“Notice of Guaranteed Delivery” means a notice of guaranteed delivery form for use by Shareholders.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time.

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit C to this Circular, and any amendment or variation thereto.

“Policy Q-27” means the Autorité des marchés financiers du Québec Policy Statement Q-27 — Protection of minority securityholders in the course of certain transactions.

“Record Date” means January 25, 2005.

“Rule 61-501” means the Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

“Scotia Capital” means Scotia Capital Inc., the independent valuator and financial advisor retained by the Special Committee to prepare the Valuation and Fairness Opinion.

“Share Certificates” means certificates representing Decoma Class A Subordinate Voting Shares.

“Share Consideration” means a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

“Share Consideration Share” means any Decoma Class A Subordinate Voting Share other than a Cash Consideration Elected Share.

“Shareholder” means a holder of Decoma Class A Subordinate Voting Shares.

“Special Committee” means the special committee of independent directors of Decoma established to consider the Arrangement, consisting of Jennifer J. Jackson, Frank E. Macher (Chairman) and John T. Mayberry.

“Tesma” means Tesma International Inc., a corporation governed by the OBCA.

“TSX” means the Toronto Stock Exchange.

“Valuation and Fairness Opinion” means the formal valuation of the Decoma Class A Subordinate Voting Shares prepared by Scotia Capital for the Special Committee as required pursuant to Rule 61-501 and Policy Q-27, and the opinion of Scotia Capital to the Special Committee as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Minority Shareholders, a copy of which is attached as Exhibit F to this Circular.

SUMMARY

      The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or incorporated by reference in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Key Terms in this Circular. Shareholders are urged to read this Circular, the materials incorporated by reference herein and the Exhibits hereto carefully and in their entirety.

Date, Time and Place of Meeting

      The Meeting will be held on Monday, February 28, 2005 at 10:00 a.m. (Toronto time) at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada.

Record Date

      The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is January 25, 2005. Only Shareholders of record on January 25, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Decoma Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of Shareholders entitled to vote at the Meeting; and (ii) a holder of Decoma Class A Subordinate Voting Shares issued by the Corporation after the Record Date, in connection with the exercise of Decoma Options or conversion rights to acquire Decoma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

      A substantial number of Shareholders do not hold their Decoma Class A Subordinate Voting Shares in their own name. Such Decoma Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. If Decoma Class A Subordinate Voting Shares are shown in an account statement provided to a Shareholder by the intermediary, in almost all cases those Decoma Class A Subordinate Voting Shares will not be registered in the name of the Shareholder in the records of the Corporation. Please note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Shareholders should read their intermediaries’ instructions to them regarding how to provide voting instructions.

Special Business to be Conducted at the Meeting

      At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. For the purposes of determining whether the Arrangement Resolution has received necessary Shareholder approval, the votes will also be tabulated based upon the votes cast by Minority Shareholders. See “Shareholder Approvals Required”.

Terms of the Arrangement

      The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement.

      The Plan of Arrangement contemplates that Shareholders (other than Dissenting Shareholders, Magna and Magna Subco) will receive, for each Decoma Class A Subordinate Voting Share held by them, either 0.1453 of a Magna Class A Subordinate Voting Share or, where specifically so elected by a Shareholder in the Letter of Transmittal, cash (in Canadian currency) equal to 0.1453 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately before the Effective Date of the Arrangement. As of the date of this Circular, the Effective Date of the Arrangement is expected to be March 6, 2005.

      The cash payment amount is limited to Cdn.$150 million. If all Cash Elections by Shareholders desiring to receive cash exceed Cdn.$150 million, the amount of cash such Shareholders will receive will be proportionately reduced.

Where the cash amount is reduced, Shareholders who elected cash will receive Magna Class A Subordinate Voting Shares in lieu of the applicable cash amount. Subject to this limit on cash payments, a Shareholder may elect to receive cash for all or a portion of the Decoma Class A Subordinate Voting Shares held by such Shareholder.

      Under the Arrangement, all Shareholders (other than Magna, Magna Subco or Dissenting Shareholders) will receive an automatic “rollover” (deferral of capital gain or capital loss) for Canadian income tax purposes for Decoma Class A Subordinate Voting Shares exchanged for Magna Class A Subordinate Voting Shares. Specifically, each Decoma Class A Subordinate Voting Share held by a Shareholder (except to the extent a Shareholder has made a Cash Election) will, on the Amalgamation, be converted into one Amalco Special Share, and each such Amalco Special Share will, as part of the Arrangement, be exchanged for 0.1453 of a Magna Class A Subordinate Voting Share.

      Where a Shareholder elects, in the Letter of Transmittal, to receive a cash payment for all or a portion of its Decoma Class A Subordinate Voting Shares, each Decoma Class A Subordinate Voting Share (in respect of which a Shareholder has made a Cash Election) will, on the Amalgamation, be converted into one Amalco Redeemable Preferred Share (subject to the Cdn.$150 million aggregate maximum for all Shareholders making Cash Elections), and each such Amalco Redeemable Preferred Share will, as part of the Arrangement, be redeemed for a cash amount equal to 0.1453 multiplied by the Average Market Price of the Magna Class A Subordinate Voting Shares.

      For the tax treatment applicable to a Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

      Shareholders whose Decoma Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions as to how to elect to receive cash and how to deliver such Decoma Class A Subordinate Voting Shares.

      Any Shareholder who, in respect of any Decoma Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary a duly completed Letter of Transmittal (or Notice of Guaranteed Delivery) prior to 10:00 a.m., on Thursday, February 24, 2005 or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of their Decoma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of the Shareholder’s Decoma Class A Subordinate Voting Shares.

      Fractional Magna Class A Subordinate Voting Shares will not be issued in connection with the Arrangement. Where a Shareholder is to receive Magna Class A Subordinate Voting Shares and the aggregate number of Magna Class A Subordinate Voting Shares to be issued to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share, the Shareholder will receive, in lieu of the fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable multiplied by the Average Market Price.

Background to the Arrangement

      On October 22, 2004, after the close of trading on the TSX, Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna, and Jeffrey O. Palmer, Executive Vice-President of Magna, met at Decoma’s head offices in Concord, Ontario with Alan J. Power, Decoma’s President and Chief Executive Officer; S. Randall Smallbone, Decoma’s Executive Vice-President and Chief Financial Officer; and R. David Benson, Decoma’s Executive Vice-President, Secretary and General Counsel. At that meeting, Messrs. Galifi and Palmer delivered Magna’s written proposal for privatizing Decoma. Messrs. Galifi and Palmer informed Decoma, at that time, that Magna was intending to make privatization proposals involving its two other public subsidiaries, Intier and Tesma, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

      Immediately following the meeting, Messrs. Power and Benson communicated the Magna proposal for privatizing Decoma to each of Decoma’s directors (other than Mr. Wolf and Mr. Galifi), and discussed with each of them the general contents of the press release that would be required to be issued by the Corporation to announce the receipt of Magna’s proposal.

      On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. Decoma issued its own press release on the same date concerning Magna’s privatization proposal for Decoma.

Magna’s Reasons for the Arrangement

      Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna’s automotive operating groups, including Decoma, to compete and grow on a global basis. Although Magna has also announced separate proposals to privatize its two other public subsidiaries, Tesma and Intier, each proposed privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. Magna’s reasons for proposing the Arrangement include the following:

      Improved Strategic Positioning. Following completion of the Arrangement, Magna will be better positioned to meet its customers’ needs for larger and increasingly complex modules and systems for vehicle exteriors, by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Decoma with those of Magna’s other automotive operating groups. Examples of such joint efforts include Decoma’s ability to work more closely with Magna’s Cosma International metal stamping group on front and rear end module development, Decoma’s work with Intier on future lift-gate and roof modules and Decoma’s ability to work more closely with Intier, Cosma International and Magna Donnelly on the development of door module products. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna’s and Decoma’s traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement, Magna believes that it will be better positioned to capitalize on exterior module development and expanded exterior product supply opportunities like those noted above. For Decoma, this should result in an acceleration of its business strategy of moving up the supplier “value-chain” and its transition from a product supplier to an advanced systems and modules supplier focused on exterior module integration opportunities.

      Exploit Magna’s Competencies. The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr’s complete vehicle engineering and design capability includes the vehicle’s interior, exterior, powertrain and drivetrain as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle’s various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As an amalgamated entity, Magna and Decoma should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr’s engineering, testing and complete vehicle assembly capabilities. In particular, Magna Steyr’s expertise will be of significant benefit to Decoma in its long-term efforts to develop composite vehicles and its efforts to develop specialty vehicle engineering.

      Alignment of Product Portfolio. The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities in different automotive operating groups, such as between Decoma’s automotive exterior components and systems products and Magna Donnelly’s mirrors and glass encapsulation and green house systems. Through acquisitions, such as Magna’s 2002 acquisition of Donnelly Corporation, as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned with the product offerings of Decoma. Some of these overlapping product areas are capital-intensive and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of these capabilities.

      Avoid Duplication of Investment. As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in these new markets. For example, Decoma is in the process of establishing a manufacturing strategy for China, where Magna has previously acquired or established management and other infrastructure resources and relationships. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna’s identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operations, including Decoma) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

      Magna remains committed to its philosophy of decentralized, autonomous operating groups and group level long term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Decoma operations following the completion of the Arrangement.

      For further information regarding Magna, please see “Information Regarding Magna”.

The Special Committee

      On October 28, 2004, the Decoma Board established the Special Committee to review and consider the Arrangement. The Special Committee consists of Jennifer J. Jackson, Frank E. Macher (Chairman) and John T. Mayberry. None of the members of the Special Committee has any interest in the Arrangement, other than an interest as a director of Decoma, as a holder of Decoma Class A Subordinate Voting Shares, as a holder of Decoma Options, as a holder of Decoma Convertible Debentures or as a holder of deferred share units under the Decoma Directors’ Compensation Plan. Each of the members of the Special Committee was determined by the Decoma Board to be independent of Magna.

      The Special Committee’s mandate was to review and consider the Arrangement and to make recommendations to the Decoma Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

      On October 28, 2004, the Special Committee engaged Stikeman Elliott LLP to provide it with independent legal advice in connection with the Arrangement, including advice regarding the duties and responsibilities of the Special Committee members and the application of Rule 61-501 and Policy Q-27 to the Arrangement. On November 18, 2004, the Special Committee formally engaged Scotia Capital as independent financial advisor to prepare a formal valuation of the Decoma Class A Subordinate Voting Shares, to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Minority Shareholders, and to provide other financial advisory services.

      The Special Committee met on 13 occasions between the date it was established and January 13, 2005 (being the date the Special Committee delivered its formal report and recommendation to the Decoma Board) to consider the Arrangement and certain related matters, to receive progress reports from Scotia Capital as to its ongoing valuation work and related issues and, ultimately, to receive the results of its analysis. The Special Committee and its legal and financial advisors also contacted and met with representatives of Decoma management and Magna on a number of occasions to obtain additional information required by the Special Committee and its legal and financial advisors in their consideration of the Arrangement and to raise questions and discuss issues in relation to the work being performed by the Special Committee and its legal and financial advisors.

      On December 17, 2004, Scotia Capital presented the preliminary results of its ongoing valuation analysis to the Special Committee and related issues were discussed. The approach that was being taken by Scotia Capital to value the Decoma Class A Subordinate Voting Shares (in light of the requirements of Rule 61-501 and Policy Q-27) was discussed in detail, as were the assumptions upon which Scotia Capital’s valuation work was being based and the steps that were being taken by Scotia Capital to form its own independent views of the reasonableness of the information that it received from Decoma management (including forecasts of the expected future performance of Decoma). On December 24, 2004, January 6, 2005, January 11, 2005 and January 12, 2005, Scotia Capital met with the Special Committee and Stikeman Elliott LLP to provide the Special Committee with progress reports as to its ongoing valuation work and to discuss related issues. On January 13, 2005, the Special Committee met with Scotia Capital and Stikeman Elliott LLP to receive the Valuation and Fairness Opinion.

      At the time of making its recommendation, the implied value of the consideration being offered to Shareholders under the Arrangement was at the low end of the valuation range developed by Scotia Capital. This issue, along with a number of other matters, was given serious consideration by the Special Committee. Having considered a number of factors, the Special Committee reached its determination and made its recommendation with respect to the Arrangement. See “Information Regarding the Arrangement — Decoma’s Review of the Arrangement: The Special Committee”.

Valuation and Fairness Opinion

      Scotia Capital, the independent valuator retained by the Special Committee in connection with its consideration of the Arrangement, prepared the Valuation and Fairness Opinion in accordance with Rule 61-501 and Policy Q-27. Shareholders are urged to read the Valuation and Fairness Opinion, the full text of which is attached as Exhibit F to this

Circular, carefully and in its entirety. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuation and Fairness Opinion, Scotia Capital advised the Special Committee that, in its opinion, as at January 12, 2005, the fair market value of a Decoma Class A Subordinate Voting Share was in the range of $11.04 to $13.33 (at an exchange rate of Cdn.$1.20=$1.00 as at January 12, 2005, the fair market value of a Decoma Class A Subordinate Voting Share was in the range of Cdn.$13.25 to Cdn.$16.00), and the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to Minority Shareholders.

Determination and Recommendation of the Special Committee

      After giving careful consideration to the Valuation and Fairness Opinion and a variety of other factors, on January 13, 2005, the Special Committee unanimously determined that the Arrangement is fair to Minority Shareholders and is in the best interests of Decoma and recommended that the Decoma Board recommend that holders of Decoma Class A Subordinate Voting Shares vote in favour of the Arrangement.

Recommendation of the Decoma Board

      After due consideration of the report of the Special Committee, the Decoma Board, at a meeting held on January 13, 2005, determined that the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to Minority Shareholders and that the Arrangement is in the best interests of the Corporation and its shareholders. Accordingly, the Decoma Board unanimously recommends (with Mr. Power not participating and Messrs. Galifi and Wolf abstaining due to their interests in the matter as directors and/or senior officers of Magna) that all Shareholders (including Minority Shareholders) vote in favour of the Arrangement Resolution.

RECOMMENDATION TO SHAREHOLDERS

The Decoma Board unanimously recommends that all Shareholders

VOTE IN FAVOUR of the Arrangement Resolution.

Shareholder Approvals Required

      The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

(a)	66 2/3% of the votes cast by Shareholders, voting separately as a class, at the Meeting in person or by proxy;

(b)	a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy;

(c)	a written resolution of all holders of Decoma Class B Shares, voting separately as a class; and

(d)	a written resolution of all holders of Decoma Convertible Preferred Shares, voting separately as a class.

      Magna (together with its affiliates) currently holds all of the outstanding Decoma Class B Shares and Decoma Convertible Preferred Shares and 29,246,067 Decoma Class A Subordinate Voting Shares, which represent approximately 57% of the Decoma Class A Subordinate Voting Shares outstanding. Magna has advised the Corporation that it will vote, or cause to be voted, all such Decoma Shares in favour of the Arrangement Resolution.

Court Approval

      The Arrangement requires Court approval under the OBCA. Prior to mailing this Circular, Decoma obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. If the Arrangement Resolution is approved by Shareholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place on or about March 2, 2005 at 10:00 a.m. (Toronto time) in the Court located at 393 University Avenue, Toronto, Ontario. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Minority Shareholders.

The Corporation Following the Arrangement

      As part of the Arrangement, the Corporation will combine with Magna to form Magna Amalco. Magna Amalco will own all of the assets, and be subject to all of the liabilities of each of its predecessor companies.

Certain Canadian Federal Income Tax Considerations

      A Shareholder who does not elect to receive Cash Elected Consideration will not realize a capital gain (or capital loss) as a result of the Arrangement and will acquire Magna Class A Subordinate Voting Shares at a cost equal to the adjusted cost base of the holder’s Decoma Class A Subordinate Voting Shares exchanged on the Arrangement. A Shareholder may realize a capital gain (or capital loss) in respect of Decoma Class A Subordinate Voting Shares for which it elects to receive Cash Elected Consideration.

      The foregoing is qualified by the more detailed summary in this Circular. See “Certain Canadian Federal Income Tax Considerations”.

Certain U.S. Federal Income Tax Considerations

      A United States Holder (as defined under “Certain U.S. Federal Income Tax Considerations”) will generally be required to recognize a gain or loss for United States federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of the Magna Class A Subordinate Voting Shares received in the Arrangement and (ii) such holder’s adjusted tax basis in its Decoma Class A Subordinate Voting Shares transferred in the Arrangement.

      The foregoing is qualified by the more detailed summary in this Circular. See “Certain U.S. Federal Income Tax Considerations”.

Right to Dissent

      Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order, and the Plan of Arrangement. A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Magna the fair value of the Decoma Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. A registered Shareholder who wishes to exercise its Dissent Right must provide a written objection to the Arrangement Resolution (a “Dissent Notice”) to Decoma International Inc., 50 Casmir Court, Concord, Ontario, Canada L4K 4J5, Attention: Secretary, facsimile number 905-669-5075 prior to 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof). It is important that registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the OBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting. Failure to comply strictly with the dissent procedures set out in the Interim Order may result in the loss or unavailability of a Shareholder’s dissent rights.

Stock Exchange Listings

      Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Amalco Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively. The Decoma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ on completion of the Arrangement.

Effective Time

      Assuming all conditions precedent to the completion of the Arrangement, as set out in the Arrangement Agreement, have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be March 6, 2005.

Questions and Further Assistance

      If you have any questions about the information contained in this Circular or require assistance in making your Cash Election or delivering your Decoma Class A Subordinate Voting Shares, please contact Georgeson Shareholder Communications Canada, Inc., Decoma’s information agent, by telephone at: 1-877-288-7315 (North American toll free number).

INFORMATION REGARDING THE MEETING

Date, Time and Place of Meeting

      The Meeting will be held on Monday, February 28, 2005 commencing at 10:00 a.m. (Toronto time) at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada.

Record Date

      The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is January 25, 2005. Only Shareholders of record on January 25, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Decoma Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of Shareholders entitled to vote at the Meeting; and (ii) a holder of Decoma Class A Subordinate Voting Shares issued by the Corporation after the Record Date in connection with the exercise of Decoma Options or conversion rights to acquire Decoma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

Special Business to be Conducted at the Meeting

      At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. For the purposes of determining whether the Arrangement Resolution has received necessary Shareholder approval, the votes will also be tabulated based upon the votes cast by Minority Shareholders. See “Shareholder Approvals Required”.

Solicitation of Proxies

      This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of the Corporation for use at the Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying Notice. The information contained herein is given as at December 31, 2004, unless indicated otherwise. This Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed on or about January 28, 2005 to Shareholders of record as of the close of business on the Record Date. Except as described below, the Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail. However, officers and regular employees of the Corporation may also solicit proxies (but not for additional compensation) personally, by telephone or other means of electronic transmission. Under the Arrangement Agreement, Magna has also been authorized by the Corporation to solicit proxies on behalf of management in favour of the Arrangement Resolution. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so. In accordance with the Arrangement Agreement, at Magna’s direction, Decoma has retained Georgeson Shareholder Communications Canada, Inc. (“Georgeson”) including its US affiliate, Georgeson Shareholder Communications, Inc. to solicit proxies from Shareholders. Georgeson will be paid a proxy solicitation program management fee of Cdn.$25,000, a retail Shareholder call fee of Cdn.$6.00 per call and a success fee of Cdn.$35,000 if the Arrangement Resolution is approved by Minority Shareholders at the Meeting. In addition, Decoma has agreed to reimburse Georgeson for disbursements and GST where applicable. Under the Arrangement Agreement, Magna has agreed to bear the costs and expenses incurred by the Corporation in using the services of dealers and proxy solicitation agents, including Georgeson to solicit proxies at Magna’s direction in favour of the Arrangement Resolution. See “Arrangement Agreement — Expenses”.

Appointment of Proxies

      The persons named in the accompanying form of proxy are Siegfried Wolf, Alan J. Power and R. David Benson, each of whom is a representative of management of the Corporation. Each Shareholder has the right to appoint a person, other than the persons named in the enclosed form of proxy, who need not be a shareholder of the

Corporation, to attend and act for and on behalf of the Shareholder at the Meeting. This right may be exercised by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy.

      A proxy must be in writing, must be dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Decoma Class A Subordinate Voting Shares registered in the name of the Shareholder, must specify the number of Decoma Class A Subordinate Voting Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, by no later than 10:00 a.m. (Toronto time) on Thursday, February 24, 2005 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

Non-Registered Shareholders

      These Meeting materials are being sent to both registered and non-registered owners of Decoma Class A Subordinate Voting Shares. If you are a non-registered owner, and Decoma or its agent has sent these materials directly to you, your name and address and information about your holdings of Decoma Class A Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

      By choosing to send these materials to you directly, Decoma (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

      Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Decoma Class A Subordinate Voting Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Decoma Class A Subordinate Voting Shares, such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or

(b)	in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

      In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Decoma is delivering the Meeting materials directly to its Non-Registered Shareholders who are non-objecting beneficial owners of Decoma Class A Subordinate Voting Shares (“NOBOs”). As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Corporation’s transfer agent, Computershare Trust Company of Canada or Computershare Investor Services Inc. (collectively called “Computershare”). These VIFs are to be completed and returned to Computershare by 10:00 a.m. on February 24, 2005 in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs Computershare receives.

Revocation of Proxies

      A registered Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so:

(c)	by delivering another properly executed form of proxy bearing a later date to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, Attention: Proxy Department, no later than Thursday, February 24, 2005 at 10:00 a.m. (Toronto time) or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used;

(d)	by depositing an instrument in writing revoking the proxy executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation, 50 Casmir Court, Concord, Ontario, Canada, L4K 4J5, addressed to the Secretary of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; or

(ii)	with the chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment or postponement thereof; or

(e)	in any other manner permitted by law.

      A Non-Registered Holder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a VIF (or a proxy).

Voting of Shares Represented by Management Proxies

      Decoma Class A Subordinate Voting Shares represented by properly executed proxies in favour of the management representatives named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Decoma Class A Subordinate Voting Shares will be voted in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the management representatives named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Decoma Class A Subordinate Voting Shares represented thereby, such Decoma Class A Subordinate Voting Shares will be voted FOR the approval of the Arrangement Resolution. The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, Decoma knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders of Decoma Shares

      As of the Record Date, there were 51,629,778 Decoma Class A Subordinate Voting Shares outstanding. Shareholders are entitled to cast one vote per Decoma Class A Subordinate Voting Share held by them on the Arrangement Resolution and any other matter that may properly come before the Meeting. Shareholders are entitled to vote as a separate class on the Arrangement Resolution.

      As of the Record Date, there were 31,909,091 Decoma Class B Shares outstanding. Holders of Decoma Class B Shares are entitled, at any time and from time to time, to convert each Decoma Class B Share into a Decoma Class A Subordinate Voting Share on a one-for-one basis. Holders of Decoma Class B Shares are entitled to vote as a separate class on the Arrangement Resolution. As provided for in the Interim Order, such vote will be conducted as a separate class vote by way of a resolution in writing. Holders of Decoma Class B Shares are entitled to cast 20 votes per Decoma Class B Share held by them on any other matter that may properly come before the Meeting which does not require a separate class vote.

      Magna owns, directly or indirectly, 2,000,000 Decoma Convertible Preferred Shares, being all of the outstanding shares of the class. These shares may be converted at any time, at the option of Magna into an aggregate of 15,151,515 Decoma Class A Subordinate Voting Shares. Holders of Decoma Convertible Preferred Shares are entitled to vote as a separate class on the Arrangement Resolution. As provided for in the Interim Order, such vote will be conducted as a separate class vote by way of a resolution in writing.

      The following table sets out information with respect to the only shareholders of the Corporation known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or to exercise control or direction over, more than 10% of the issued and outstanding Decoma Class A Subordinate Voting Shares or Decoma Class B Shares as of the Record Date:

		Number of	Per Cent of
	Class of Shares	Shares	Class

Magna International Inc. (1)	Class A Subordinate Voting	22,482,050	43.5%
1265058 Ontario Inc. (2)	Class A Subordinate Voting	6,604,816	12.8%
Magna International Inc. (1)	Class B	24,957,125	78.2%
1265058 Ontario Inc. (2)	Class B	6,951,966	21.8%

(1)	The Stronach Trust controls Magna through the right to direct the votes attached to Magna’s Class B Shares. Mr. Frank Stronach, a former director of the Corporation (resigned September 16, 1998) and the founder, chairman and a director of Magna, together with three other family members, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach

Trust. Magna holds, through a wholly-owned subsidiary, 159,201 Decoma Class A Subordinate Voting Shares representing approximately 0.30% of the class.

(2)	1265058 Ontario Inc. (“1265058”) is a wholly-owned subsidiary of Magna.

     Magna has advised the Corporation that, in accordance with the Arrangement Agreement and the separate class voting requirements of the OBCA, it will vote, or cause to be voted, all its Decoma Shares in favour of the Arrangement Resolution (in the case of the Decoma Class B Shares and the Decoma Convertible Preferred Shares, prior to the Meeting by way of a written resolution).

INFORMATION REGARDING THE ARRANGEMENT

Background to the Arrangement

      On October 22, 2004, after the close of trading on the TSX, Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna, and Jeffrey O. Palmer, Executive Vice-President of Magna, met at Decoma’s head offices in Concord, Ontario with: Alan J. Power, Decoma’s President and Chief Executive Officer; S. Randall Smallbone, Decoma’s Executive Vice-President and Chief Financial Officer; and R. David Benson, Decoma’s Executive Vice-President, Secretary and General Counsel. At that meeting, Messrs. Galifi and Palmer delivered Magna’s written proposal for privatizing Decoma. Messrs. Galifi and Palmer informed Decoma, at that time, that Magna was intending to make privatization proposals involving its two other public subsidiaries, Intier and Tesma, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

      Immediately following the meetings, Messrs Power and Benson communicated the Magna proposal for privatizing Decoma to each of Decoma’s directors (other than Mr. Wolf and Mr. Galifi), and discussed with each of them the general contents of the press release that would be required to be issued by the Corporation to announce the receipt of Magna’s proposal.

      On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. At the same time, Decoma issued its own press release concerning Magna’s privatization proposal for Decoma.

Magna’s Reasons for the Arrangement

      Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna’s automotive operating groups, including Decoma, to compete and grow on a global basis. Although Magna has also announced separate proposals to privatize its two other public subsidiaries, Tesma and Intier, each proposed privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. Magna’s reasons for proposing the Arrangement include the following:

      Improved Strategic Positioning. Following completion of the Arrangement, Magna will be better positioned to meet its customers’ needs for larger and increasingly complex modules and systems for vehicle exteriors, by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Decoma with those of Magna’s other automotive operating groups. Examples of such joint efforts include Decoma’s ability to work more closely with Magna’s Cosma International metal stamping group on front and rear end module development, Decoma’s work with Intier on future lift-gate and roof modules and Decoma’s ability to work more closely with Intier, Cosma International and Magna Donnelly on the development of door module products. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna’s and Decoma’s traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement, Magna believes that it will be better positioned to capitalize on exterior module development and expanded exterior product supply opportunities like those noted above. For Decoma, this should result in an acceleration of its business strategy of moving up the supplier “value-chain” and its transition from a product supplier to an advanced systems and modules supplier focused on exterior module integration opportunities.

      Exploit Magna’s Competencies. The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr’s complete vehicle engineering and design capability includes the vehicle’s interior, exterior, powertrain and drivetrain as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle’s various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As an amalgamated entity, Magna and Decoma should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr’s engineering, testing and complete vehicle assembly capabilities. In particular, Magna Steyr’s expertise will be of significant benefit to Decoma in its long-term efforts to develop composite vehicles and its efforts to develop specialty vehicle engineering.

      Alignment of Product Portfolio. The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities in different automotive operating groups, such as between Decoma’s automotive exterior components and systems products and Magna Donnelly’s mirrors and glass encapsulation and green house systems. Through acquisitions, such as Magna’s 2002 acquisition of Donnelly Corporation as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned with the product offerings of Decoma. Some of these overlapping product areas are capital-intensive and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of these capabilities.

      Avoid Duplication of Investment. As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in these new markets. For example, Decoma is in the process of establishing a manufacturing strategy for China, where Magna has previously acquired or established management and other infrastructure resources and relationships. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna’s identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operations, including Decoma) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

      Magna remains committed to its philosophy of decentralized, autonomous operating groups and group level long term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Decoma’s operations following the completion of the Arrangement.

      For further information regarding Magna, please see “Information Regarding Magna”.

Decoma’s Review of the Arrangement: The Special Committee

      On October 28, 2004, the Decoma Board established the Special Committee to review and consider the Arrangement. The Special Committee consists of Jennifer J. Jackson, Frank E. Macher (Chairman) and John T. Mayberry. None of the members of the Special Committee has any interest in the Arrangement, other than an interest as a director of Decoma, as a holder of Decoma Class A Subordinate Voting Shares, as a holder of Decoma Options, as a holder of Decoma Convertible Debentures or as a holder of deferred share units under the Decoma Directors’ Compensation Plan. Each of the members of the Special Committee was determined by the Decoma Board to be independent of Magna.

      The Special Committee’s mandate was to review and consider the Arrangement and to make recommendations to the Decoma Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

      On October 28, 2004, the Special Committee engaged Stikeman Elliott LLP to provide it with independent legal advice in connection with the Arrangement, including advice regarding the duties and responsibilities of the Special Committee members and the application of Rule 61-501 and Policy Q-27 to the Arrangement. On November 3, 2004, the Special Committee met with a number of prospective valuators and, after follow-up discussions with one prospective valuator, the Special Committee ultimately selected Scotia Capital. On November 18, 2004, the Special Committee formally engaged Scotia Capital as independent financial advisor to prepare a formal valuation of the Decoma Class A Subordinate Voting Shares, to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Minority Shareholders, and to provide other financial advisory services.

      The Special Committee met on 13 occasions between the date it was established and January 13, 2005 (being the date the Special Committee delivered its formal report and recommendation to the Decoma Board) to consider the

Arrangement and certain related matters, to receive progress reports from Scotia Capital as to its ongoing valuation work and related issues and, ultimately, to receive the results of its analysis. The Special Committee and its legal and financial advisors also contacted and met with representatives of Decoma management and Magna on a number of occasions to obtain additional information required by the Special Committee and its legal and financial advisors in their consideration of the Arrangement and to raise questions and discuss issues in relation to the work being performed by the Special Committee and its legal and financial advisors.

      On December 17, 2004, Scotia Capital presented the preliminary results of its ongoing valuation analysis to the Special Committee and related issues were discussed. The approach that was being taken by Scotia Capital to value the Decoma Class A Subordinate Voting Shares (in light of the requirements of Rule 61-501 and Policy Q-27) was discussed in detail, as were the assumptions upon which Scotia Capital’s valuation work was being based and the steps that were being taken by Scotia Capital to form its own independent views of the reasonableness of the information that it received from Decoma management (including forecasts of the expected future performance of Decoma). On December 24, 2004, January 6, 2005, January 11, 2005 and January 12, 2005, Scotia Capital met with the Special Committee and Stikeman Elliott LLP to provide the Special Committee with progress reports as to its ongoing valuation work and to discuss related issues. On January 13, 2005, the Special Committee met with Scotia Capital and Stikeman Elliott LLP to receive the Valuation and Fairness Opinion, the full text of which is attached as Exhibit F to this Circular. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuation and Fairness Opinion, Scotia Capital advised the Special Committee that, in its opinion, as at January 12, 2005, the fair market value of a Decoma Class A Subordinate Voting Share was in the range of $11.04 to $13.33 (at an exchange rate of Cdn.$1.20=$1.00 as at January 12, 2005, the fair market value of a Decoma Class A Subordinate Voting Share was in the range of Cdn.$13.25 to Cdn.$16.00), and the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to Minority Shareholders.

      At the time of making its recommendation, the implied value of the consideration being offered to Shareholders under the Arrangement was at the low end of the valuation range provided by Scotia Capital. This issue, along with a number of other matters, was given serious consideration by the Special Committee. However, having considered a number of factors, the Special Committee reached its determination and made its recommendation with respect to the Arrangement.

      In view of the variety of factors considered by the Special Committee, it did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the various factors considered by it in reaching its decision.

      The factors considered by the Special Committee included:

•	Scotia Capital Valuation. Scotia Capital’s opinion as to the fair market value of the Decoma Class A Subordinate Voting Shares and the process followed by Scotia Capital in arriving at its valuation opinion.

•	Fairness Opinion. Scotia Capital’s opinion to the effect that, as of January 12, 2005, and subject to the analyses, assumptions, qualifications and limitations discussed in the fairness opinion, the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to Minority Shareholders.

•	Value Enhancement. Based on the volume-weighted average trading price (“VWAP”) of the Magna Class A Subordinate Voting Shares on the TSX for the five trading days ended January 12, 2005 (being the last trading day prior to the date of execution of the Arrangement Agreement) and the Exchange Ratio, the consideration being offered to Shareholders under the Arrangement represents a premium of approximately 37% over the VWAP of the Decoma Class A Subordinate Voting Shares on the TSX for the five trading days ended October 22, 2004 (being the last trading day prior to the announcement of the proposed Arrangement). The closing price of the Magna Class A Subordinate Voting Shares on the TSX on January 12, 2005 was Cdn.$91.21. Based on the Exchange Ratio, this represents a premium of approximately 33% over the closing price of the Decoma Class A Subordinate Voting Shares on the TSX on October 22, 2004 of Cdn.$9.95.

•	Decoma Business Issues. Information concerning the business, operations, assets, financial condition, operating results and prospects of Decoma, including the performance issues and operating losses that Decoma is experiencing at its Prometall, Decotrim and Belplas European facilities.

•	Economic and Market Conditions. Current industry, economic and market conditions and trends.

•	Historical Market Prices. The historical market prices and trading information of the Decoma Class A Subordinate Voting Shares, including the risk of further price erosion.

•	Risks and Rewards of Decoma Remaining an Independent Entity. The risks and potential rewards associated with Decoma, as an alternative to the Arrangement, continuing to execute its business and strategic plan as an independent entity.

•	Arrangement Agreement. The terms and conditions of the Arrangement Agreement do not prohibit the Decoma Board from taking any action that would be consistent with its obligation to properly discharge its fiduciary duties.

•	Support of Decoma Senior Management. Senior management of Decoma has advised the Special Committee that it is in favour of the Arrangement and believes that the Arrangement is in the best interests of Decoma and Minority Shareholders.

•	Continued “Indirect” Participation. Because Magna regards its investment in Decoma as one of its core automotive operating groups and does not contemplate a sale or divestiture, the Arrangement provides Shareholders who receive Share Consideration with an opportunity to continue to participate in the future growth of Decoma and Magna’s other automotive operating groups.

•	Business Advantages. Magna’s reasons for proposing the Arrangement as outlined above, and in particular, the advantages noted under Improved Strategic Positioning, Alignment of Product Portfolio and Avoid Duplication of Investment, are equally important to Decoma and its core exterior components business, and will provide benefits to Decoma on a going-forward basis beyond those arising by virtue of the affiliation agreement between Decoma and Magna. The completion of the Arrangement will provide Decoma with critical mass, especially in Europe, for future automotive exterior components and systems product development. By more closely aligning with other Magna automotive groups, such as Magna Donnelly, Decoma expects to achieve various operational synergies and be better positioned to advance its business strategy, expand its product and systems offerings and reduce capital investments. The completion of the Arrangement will also enhance Decoma’s business by providing additional customer relationships and sales growth and diversification opportunities under the consolidated Magna “brand”, as a fully-integrated member of one of the most diversified automotive suppliers in the world.

•	Magna Dividends. Shareholders who receive Share Consideration and continue to hold their Magna Class A Subordinate Voting Shares will benefit from any dividends paid by Magna, including its regular quarterly dividends.

•	Reduced Market Risk and Enhanced Liquidity. Shareholders who receive Share Consideration will benefit from Magna’s considerably larger market capitalization and its significantly higher trading volumes. Magna Class A Subordinate Voting Shares are listed for trading on the TSX and the NYSE.

•	Tax Deferred Rollover. For Canadian federal income tax purposes, Shareholders will benefit from a tax deferred rollover in respect of any gain otherwise realized on the disposition of their Decoma Class A Subordinate Voting Shares to the extent that they receive Share Consideration under the Arrangement. See “Certain Canadian Federal Income Tax Considerations”.

•	Approval Thresholds. The Arrangement must be approved by a special resolution passed by not less than 66 2/3% of votes cast at the Meeting by Shareholders, voting separately as a class, and by at least a majority of the votes cast by Minority Shareholders. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Minority Shareholders.

•	Dissent Rights. Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Decoma Class A Subordinate Voting Shares.

•	Unlikelihood of Competing Offer. It is highly unlikely that a competing offer for equal or greater consideration could emerge because of the controlling position of Magna.

•	Option to Receive Cash or Securities. Shareholders have the option to receive Magna Class A Subordinate Voting Shares and/or cash, at their election, subject to a limit of Cdn.$150 million on cash payments.

•	Outstanding Convertible Debentures and Stock Options. Pursuant to and in accordance with the terms of the trust indenture governing the Decoma Convertible Debentures, upon completion of the Arrangement, the

Decoma Convertible Debentures will remain outstanding as securities of Magna convertible into Magna Class A Subordinate Voting Shares at a rate of Cdn.$91.19 per Magna Class A Subordinate Voting Share which is approximately 10.9661 of such shares per Cdn.$1,000 principal amount of Decoma Convertible Debentures and otherwise with the same rights, terms and conditions that currently exist. Holders of Decoma Options who have not exercised such Decoma Options prior to the Effective Time will have the opportunity to receive Magna Replacement Options under the Arrangement or will continue to hold Amalco Continuing Options.

Determination and Recommendation of the Special Committee

      On the basis of the foregoing, after giving careful consideration to the Valuation and Fairness Opinion and a variety of other factors including those identified above, on January 13, 2005, the Special Committee unanimously determined that the Arrangement is fair to Minority Shareholders and is in the best interests of Decoma and recommended that the Decoma Board recommend that holders of the Decoma Class A Subordinate Voting Shares vote in favour of the Arrangement.

Independent Valuation and Fairness Opinion

      The following constitutes a summary only of the Valuation and Fairness Opinion. The Valuation and Fairness Opinion have been prepared and provided solely for the use of the Special Committee and the Decoma Board and for inclusion in this Circular, and may not be used or relied upon by any other person without the express prior written consent of Scotia Capital. Scotia Capital believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Scotia Capital, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation and fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The following summary is qualified in its entirety by the full text of the Valuation and Fairness Opinion attached as Exhibit F to this Circular.

Engagement of Scotia Capital

      The Special Committee retained Scotia Capital pursuant to an agreement between the Special Committee, Decoma and Scotia Capital (the “Engagement Agreement”) dated November 18, 2004 to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Special Committee of the Valuation and Fairness Opinion. The terms of the Engagement Agreement provide for payment of Cdn.$900,000 to Scotia Capital for its financial advice and assistance in connection with the Arrangement and for the provision of the Valuation and Fairness Opinion. In addition, Scotia Capital is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by Decoma on customary terms in respect of certain liabilities which may be incurred by it with respect to its engagement as financial advisor. The fees payable to Scotia Capital are not contingent in whole or in part on the outcome of the Arrangement or on the conclusions reached in the Valuation and Fairness Opinion.

      Scotia Capital was instructed by the Special Committee to prepare a formal valuation of Decoma, and to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Minority Shareholders.

Credentials of Scotia Capital and Relationship of Scotia Capital with Interested Parties

      Scotia Capital represents the global corporate and investment banking businesses of The Bank of Nova Scotia, one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest corporate and investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing valuations and fairness opinions.

Independence of Scotia Capital

      Scotia Capital has represented to the Special Committee that it is independent and qualified for purposes of Rule 61-501 and Policy Q-27. Mr. Mayberry, a member of the Special Committee, has advised the Special Committee that he is a director of The Bank of Nova Scotia. Based on the Special Committee’s own investigation, including its assessment of information provided by Scotia Capital as to its independence and qualifications, the Special Committee has determined that Scotia Capital is independent and qualified to provide the Valuation and Fairness Opinion.

      Scotia Capital is a wholly-owned subsidiary of The Bank of Nova Scotia. None of Scotia Capital or any of its affiliated entities (as such term is defined for the purposes of Rule 61-501 and Policy Q-27): (a) is an associated or affiliated entity or issuer insider (as those terms are defined for the purposes of Rule 61-501 and Policy Q-27) of Decoma or Magna or any of their respective associates or affiliates; (b) is an advisor to Magna in connection with the Arrangement; (c) is a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (d) has a financial incentive in respect of the conclusions reached in the Valuation and Fairness Opinion or has a material financial interest in the completion of the Arrangement.

      Neither Scotia Capital nor any affiliated entity (other than The Bank of Nova Scotia, as described below), has during the 24 months before it was first contacted to perform the services described herein: (i) had a material involvement in an evaluation, appraisal or review of the financial condition of Magna, or an associated or affiliated entity of Magna, other than Decoma, (ii) had a material involvement in an evaluation, appraisal or review of the financial condition of Decoma, or an associated or affiliated entity of Decoma, where the evaluation, appraisal or review was carried out at the direction or request of Magna or paid for by Magna, (iii) acted as a lead or co-lead underwriter of a distribution of securities by Magna, or acted as a lead or co-lead underwriter of a distribution of securities by Decoma where the retention was carried out at the direction or request of Magna or paid for by Magna, (iv) had a material financial interest in a transaction involving Magna, or (v) had a material financial interest in a transaction involving Decoma other than by virtue of performing the services referred to in (ii) or (iii) above, and neither Scotia Capital nor any affiliated entity is a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement, except for the services provided under the Engagement Letter and the following: (i) Scotia Capital participated as a syndicate member in the March 2003 offering by Decoma of Decoma Convertible Debentures; and (ii) Scotia Capital acted as financial advisor to the special committee of the board of directors of MI Developments Inc., an affiliate of Magna, with respect to its proposed acquisition of all outstanding shares (other than those owned by it and related parties) in the capital of Magna Entertainment Corp., another affiliate of Magna. The fees received by Scotia Capital in connection with the above activities, together with the fee payable under the Engagement Agreement, are not material to Scotia Capital. The Bank of Nova Scotia is: (i) a lead arranger and administrative agent for Magna’s senior unsecured credit facility; (ii) a syndicate member for Decoma’s senior unsecured credit facility; and (iii) a co-lead arranger and administrative agent for Intier Automotive Inc.’s senior unsecured credit facility. The fees received in connection therewith are not material to The Bank of Nova Scotia. Scotia Capital does not believe that any of these relationships affect Scotia Capital’s independence with respect to the Valuation and Fairness Opinion.

      There are no understandings, agreements or commitments between Scotia Capital, or any affiliated entity of Scotia Capital, and Decoma or Magna or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory, investment banking or corporate lending services for Decoma or Magna or for any of their respective associates or affiliates.

Scope of Review and Assumptions and Limitations

      In connection with the Valuation and Fairness Opinion, Scotia Capital reviewed, considered and relied upon, among other things, publicly available information for each of Decoma and Magna, Decoma’s 2004-2007 business plan, trading histories for each of Decoma and Magna, and selected industry and financial information, and reviewed and considered such other materials and undertook such other investigations and analyses as Scotia Capital considered necessary or appropriate for the purpose of the Valuation and Fairness Opinion. Scotia Capital also held discussions with senior officers and management of Decoma and Magna. With the Special Committee’s approval and as provided for in the Engagement Agreement, Scotia Capital has, subject to the requirements of Rule 61-501 and Policy Q-27, relied upon, without independent verification, all financial and other information that was obtained by Scotia Capital from public sources or that was provided to it by Decoma, Magna or any of their respective associates, affiliates, advisors or otherwise (the “Information”), and Scotia Capital has not attempted to independently verify the completeness or accuracy of the Information.

      The Valuation and Fairness Opinion are based upon the securities markets, economic, general business and financial conditions prevailing as at January 12, 2005 and the conditions and prospects, financial and otherwise, of

Decoma, as they were reflected in the Information reviewed by Scotia Capital. In its analysis and in preparing the Valuation and Fairness Opinion, Scotia Capital has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Scotia Capital, Decoma or any of their respective associates or affiliates.

      The Valuation and Fairness Opinion expresses no opinion concerning the future trading prices of the securities of Decoma, Magna or any of their respective associates or affiliates, and Scotia Capital makes no recommendations to Minority Shareholders with respect to the Arrangement.

Definition of Fair Market Value

      For the purposes of the valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the Decoma Class A Subordinate Voting Shares for the purpose of the valuation, Scotia Capital has not made any downward adjustments to reflect the liquidity of the Decoma Class A Subordinate Voting Shares, the effect of the Arrangement on Decoma, or the fact that Decoma Class A Subordinate Voting Shares held by Minority Shareholders do not form part of a controlling interest.

Valuation

      The valuation is based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Decoma Class A Subordinate Voting Shares as at January 12, 2005. The fair market value of the Decoma Class A Subordinate Voting Shares was analyzed on a going-concern basis using the discounted cash flow (“DCF”) and precedent transactions approaches.

      The DCF approach takes into account the amount, timing and relative certainty of the projected unlevered after-tax free cash flows (“UFCFs”) of Decoma. The approach requires that certain assumptions be made regarding, among other things, future UFCFs, discount rates, and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of fair market values. The DCF approach employed by Scotia Capital involved the calculation of the enterprise value of Decoma, expressed in current US dollars, by discounting to a present value the UFCFs of Decoma expected to be generated between January 1, 2005 and December 31, 2014 as well as a terminal value, determined as at December 31, 2014, such value also being discounted to a present value. To arrive at an equity value for the Decoma Class A Subordinate Voting Shares, Scotia Capital then deducted from this enterprise value the net debt of Decoma, adjusted as appropriate on a fully-diluted basis. To express this equity value on a per share basis, Scotia Capital then divided the equity value by the fully-diluted shares outstanding including in the denominator, where appropriate, Decoma Class A Subordinate Voting Shares that would be issuable by Decoma upon the conversion of certain outstanding securities of Decoma. Based upon the foregoing, the DCF approach produced an en bloc equity value for the Decoma Class A Subordinate Voting Shares, as at January 12, 2005, expressed on a per share basis, in the range of $11.11 to $13.41. At an exchange rate of Cdn.$1.20=$1.00 as at January 12, 2005, the DCF approach produced an en bloc equity value for the Decoma Class A Subordinate Voting Shares, expressed on a per share basis, in the range of Cdn.$13.33 to Cdn.$16.09.

      The precedent transactions approach involved a comparison of the proposed terms of the Arrangement to corresponding financial terms, to the extent publicly available, of selected transactions in the North American and European automotive parts industries. When considering the precedent transactions approach in the context of the valuation, Scotia Capital considered enterprise value to last twelve months EBITDA to be the primary valuation metric. The precedent transactions approach produced an en bloc equity value for the Decoma Class A Subordinate Voting Shares, as at January 12, 2005, expressed on a per share basis, in the range of $10.62 to $13.00. At an exchange rate of Cdn.$1.20=$1.00 as at January 12, 2005, the approach produced an en bloc equity value for the Decoma Class A Subordinate Voting Shares, expressed on a per share basis, in the range of Cdn.$12.74 to Cdn.$15.60.

Valuation Conclusion

      Based upon and subject to the analyses and assumptions set out in the valuation, Scotia Capital is of the opinion that, as at January 12, 2005, the fair market value of the Decoma Class A Subordinate Voting Shares, expressed on a per share basis, is in the range of $11.04 to $13.33 (at an exchange rate of Cdn.$1.20=$1.00 as at January 12, 2005, the fair market value of a Decoma Class A Subordinate Voting Share was in the range of Cdn.$13.25 to Cdn.$16.00).

Fairness Opinion

      In considering the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Minority Shareholders, Scotia Capital reviewed and considered and relied upon a number of factors, including, but not limited to, a comparison of the fair market value of the consideration to the fair market value of the Decoma Class A Subordinate Voting Shares as determined in the valuation.

      As at January 12, 2005 and assuming that all Minority Shareholders elect to receive 100% of the consideration in the form of Magna Class A Subordinate Voting Shares, the fair market value of the consideration of Cdn.$13.25 is within the fair market value range of the Decoma Class A Subordinate Voting Shares as determined by the valuation.

Fairness Opinion Conclusion

      Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as at January 12, 2005, the consideration being offered under the Arrangement is fair, from a financial point of view, to Minority Shareholders.

Prior Valuation

      Decoma is not aware of any “prior valuations”, as defined in Rule 61-501 or Policy Q-27, of Decoma or of its material assets or securities within the 24 month period preceding January 28, 2005.

Recommendation of the Decoma Board

      On January 13, 2005, the Decoma Board met to receive the recommendations of the Special Committee and consider the Arrangement. The Decoma Board reviewed the terms of the Arrangement and, after due consideration, concluded that the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to Minority Shareholders, and that the Arrangement is in the best interests of Decoma and all of its shareholders. Accordingly, the Decoma Board unanimously approved the Arrangement and authorized the execution and delivery of the Arrangement Agreement (subject to such final changes thereto as may be authorized by the Chairman of the Special Committee) and the submission of the Arrangement to the Shareholders for their approval as required under applicable law.

      The Decoma Board unanimously passed a resolution recommending that all Shareholders (including Minority Shareholders) vote in favour of the Arrangement Resolution. In arriving at its conclusions with respect to these matters, the Decoma Board considered, among other things, the unanimous favourable recommendation of the Special Committee and the factors considered by the Special Committee as described above. The resolution of the Decoma Board approving the Arrangement was passed unanimously by all directors voting on the matter with Mr. Power not participating and Messrs. Galifi and Wolf (who are also directors and/ or senior officers of Magna) abstaining from the consideration and approval of the Arrangement in view of their respective interests in the matter.

RECOMMENDATION TO SHAREHOLDERS

The Decoma Board unanimously recommends that all Shareholders

VOTE IN FAVOUR of the Arrangement Resolution.

Arrangement Agreement

      The Arrangement, which is being carried out pursuant to section 182 of the OBCA and which will result in Decoma amalgamating with Magna, will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement.

      Under the Arrangement Agreement, Decoma has agreed to apply to the Court for the Interim Order, to call the Meeting to seek the approval of its Shareholders for the Plan of Arrangement and if approved, to apply to the Court for the Final Order. The following discussion describes certain material provisions of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement the full text of which is attached as Exhibit B to the circular.

Representations and Warranties

      The Arrangement Agreement contains a number of customary representations and warranties of Decoma and Magna relating to, among other things, corporate existence, corporate authority and enforceability, capital structure, no violation of organizational documents, material contracts and applicable laws, authorized and outstanding share capital, the absence of any material adverse effect, the absence of undisclosed liabilities, and compliance with continuous disclosure requirements under applicable securities laws. In addition, Decoma has represented and warranted to Magna with respect to, among other things, the receipt of the Valuation and Fairness Opinion from Scotia Capital, the determination of the Decoma Board as to the fairness of the Arrangement to Minority Shareholders and the unanimous recommendation of the Decoma Board that Shareholders (including Minority Shareholders) vote in favour of the Arrangement Resolution.

      Other than (i) the representations and warranties of Decoma relating to the receipt of the Valuation and Fairness Opinion, the determination of the fairness of the Arrangement and the recommendation of the Decoma Board, (ii) the representation and warranty of Magna relating to the valid issuance of, and the ability to freely trade, the Magna Class A Subordinate Voting Shares issuable in connection with the transactions contemplated by the Arrangement Agreement, and (iii) the representation and warranty of both Decoma and Magna relating to the absence of a material adverse effect, each representation and warranty of Decoma and Magna in the Arrangement Agreement is deemed to be true and correct unless any inaccuracy would have a material adverse effect on the relevant company, its business or the completion of the Arrangement. All representations and warranties contained in the Arrangement Agreement and in all certificates delivered pursuant to the Arrangement Agreement will terminate on the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms.

Covenants

      Subject to the provisions of the Arrangement Agreement, Decoma and Magna have agreed to complete the Arrangement in accordance with the terms of the Plan of Arrangement. The Arrangement Agreement contains covenants of Decoma relating to, among other things, the conduct of Decoma’s business in all material respects in the ordinary course of business, consistent with past practice or in accordance with Decoma’s business plan, the provision of notice to Magna of certain events and other information relating to the Arrangement, and the solicitation by Magna of proxies on behalf of management of Decoma in respect of the Arrangement Resolution.

      The Arrangement Agreement also contains covenants of Magna relating to, among other things, the payment of the reasonable and documented fees and expenses of Scotia Capital in respect of the Valuation and Fairness Opinion, the listing of the Magna Class A Subordinate Voting Shares issuable in connection with the Arrangement, the provision of notice to Decoma of certain events, and the voting of any shares of Decoma held by Magna and its subsidiaries in favour of the Arrangement.

Conditions

      The obligation of each party to complete the Arrangement in accordance with the Arrangement Agreement is subject to the satisfaction, or waiver by that party, on or before the Effective Time, of certain specified conditions that are typical for a transaction of this nature, including, among other things:

•	the representations and warranties of the other party being true and correct at the Effective Time;

•	the other party having in all material respects complied with and performed all its covenants and obligations under the Arrangement Agreement, at or prior to the Effective Time;

•	no material adverse effect having occurred in respect of the other party;

•	the Arrangement Resolution having been approved by the Shareholders;

•	the Interim Order and Final Order having been obtained on terms consistent with the Arrangement;

•	the Arrangement Agreement not having been terminated;

•	all regulatory approvals having been obtained; and

•	the Magna Class A Subordinate Voting Shares issuable pursuant to the Arrangement having been conditionally approved for listing on the TSX and NYSE and being freely tradeable.

      The obligation of Magna to complete the Arrangement is subject to the further condition that Shareholders representing 5% or more of the number of Decoma Class A Subordinate Voting Shares outstanding on the date of the Arrangement Agreement will not have exercised Dissent Rights that have not been withdrawn.

Effective Time

      Assuming all conditions precedent to the completion of the Arrangement, as set out in the Arrangement Agreement, have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be March 6, 2005.

Expenses

      Magna has agreed to pay the reasonable and documented fees and expenses incurred by Decoma in respect of the Valuation and Fairness Opinion and in respect of the solicitation of proxies at Magna’s direction. Each of Decoma and Magna is otherwise required to bear and pay all other costs, expenses and fees incurred by it in connection with the transactions contemplated by the Arrangement Agreement; provided, however, that if Decoma is not in default of its obligations under the Arrangement Agreement in any material respect and (unless the Arrangement Agreement has been terminated by Magna because the Decoma Board withdraws or modifies its recommendation of the Arrangement or by Decoma because Magna is in default of its obligations under the Arrangement Agreement in any material respect) Decoma submits the Arrangement Resolution to Shareholders for their consideration in accordance with the Interim Order, Magna will also reimburse Decoma for all reasonable and documented out-of-pocket costs reasonably incurred by Decoma in connection with the transactions contemplated by the Arrangement Agreement up to a maximum of Cdn.$2,000,000.

Termination

      If any closing condition in favour of either party to the Arrangement Agreement is not satisfied or waived by it at or before the Effective Time, that party may, by notice to the other party, terminate the Arrangement Agreement and, except as otherwise provided, the obligations of the parties under the Arrangement Agreement. The parties may also terminate the Arrangement Agreement by mutual agreement prior to the Effective Time, whether before or after the Meeting (and without further action on the part of the Shareholders if terminated after the Meeting).

      Magna may terminate the Arrangement Agreement if the Decoma Board withdraws or modifies, in a manner adverse to Magna, its approval or recommendation of the Arrangement, the Arrangement Agreement or the transactions contemplated thereby, or fails to reaffirm its approval or recommendation within three Business Days of a written request by Magna to do so.

      If the Effective Date has not occurred on or prior to May 31, 2005 or any later date mutually agreed to by Magna and Decoma (the “Outside Date”), then unless otherwise agreed in writing, either party may terminate the Arrangement Agreement. A party may not exercise this termination right if any action of that party, or the failure of that party to perform any of its obligations under the Arrangement Agreement required to be performed at or prior to the Effective Time, has resulted in the conditions in favour of Decoma or Magna (as applicable) not having been satisfied before the Outside Date.

Remedies

      Except in respect of Magna’s undertaking to pay certain expenses, neither Decoma nor Magna has any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of the Arrangement Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other party will be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of the Arrangement Agreement and the Plan of Arrangement and will not be entitled to any other rights or remedies at law, in equity or otherwise.

Directors and Officers Insurance

      Magna has agreed, from the Effective Time until July 31, 2005, to maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its subsidiaries, including the current directors and officers of Decoma in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna has agreed to use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis consistent in terms of risks insured and policy limits with general industry practices, at the time of such renewal, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna’s existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such insurance in such manner as may be approved by a majority of its outside directors, in which case any such renewal insurance policy in effect during such period will continue (to the extent available) to benefit the current outside directors of Decoma in respect of their activities up to the Effective Time on the same basis as the outside directors of Magna.

Indemnification

      To the extent permitted by applicable laws, for a period of six years from the Effective Time, Magna has agreed to indemnify the directors of Decoma for any liability incurred by them as a result of the performance of their obligations under the Arrangement Agreement to the extent such liability is not already covered by any directors and officers liability insurance policy or under the articles and by-laws of Decoma or any indemnity agreements entered into between Decoma and such directors, all of which will continue in force in accordance with their terms.

Terms of the Plan of Arrangement

      The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement, the form of which is attached as Exhibit C to this Circular.

Share Consideration

      Each Share Consideration Share held by a Shareholder will be converted on the Amalgamation into one Amalco Special Share, each of which will be exchanged as part of the Arrangement for a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

Cash Election Consideration

      A Shareholder may elect to have all or a portion of its Decoma Class A Subordinate Voting Shares converted on the Amalgamation on a one-for-one basis into Amalco Redeemable Preferred Shares, each of which will be redeemed as part of the Arrangement for a cash amount equal to the Cash Elected Consideration.

      The aggregate Cash Elected Consideration receivable by all Shareholders who make a Cash Election cannot exceed Cdn.$150 million. If the aggregate Cash Elected Consideration exceeds Cdn.$150 million, the number of Cash Consideration Elected Shares that any Shareholder will be deemed to hold will be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Shareholder as set out in such holder’s Letter of Transmittal and (ii) a fraction, the numerator of which is Cdn.$150 million and the denominator of which is the Cash Elected Consideration multiplied by the total number of Decoma Class A Subordinate Voting Shares for which Shareholders have made Cash Elections in the Letters of Transmittal.

      The Decoma Class A Subordinate Voting Shares of any Shareholder that are not, or are deemed not to be, Cash Consideration Elected Shares will be deemed to be Share Consideration Shares.

      The Cash Election will be carried out, subject to the foregoing adjustment, on the basis specified by the Shareholder in its completed Letter of Transmittal. Any Shareholder who, in respect of any Decoma Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary a duly completed Letter of Transmittal (or Notice of Guaranteed Delivery) prior to 10:00 a.m., on Thursday, February 24, 2005 or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of such Decoma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each such Shareholder’s Decoma Class A Subordinate Voting Shares.

      Shareholders whose Decoma Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions and assistance in completing the Letter of Transmittal and Cash Election Form and in delivering such Decoma Class A Subordinate Voting Shares.

Fractional Shares

      Fractional Magna Class A Subordinate Voting Shares will not be issued in connection with the Arrangement. Where a Shareholder is to receive Share Consideration and the aggregate number of Magna Class A Subordinate Voting Shares to be issued to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share, such Shareholder will receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable multiplied by the Average Market Price.

Decoma Options

      As at January 13, 2005, there were Decoma Options outstanding to acquire an aggregate of 2,824,000 Decoma Class A Subordinate Voting Shares. All holders of Decoma Options will be offered the opportunity to exchange their Decoma Options at the Effective Time for Magna Replacement Options. The Magna Replacement Options available to any holder of Decoma Options will entitle the holder thereof to purchase that number of Magna Class A Subordinate Voting Shares (rounded down to the nearest whole number) that is equal to the Exchange Ratio multiplied by the number of Decoma Class A Subordinate Voting Shares issuable upon the exercise of Decoma Options if such options were exercisable and exercised immediately prior to the Effective Time. It is expected that all directors, officers and employees of Decoma will elect prior to the Effective Time to exchange their Decoma Options for Magna Replacement Options at the Effective Time. Each such Magna Replacement Option will provide for an exercise price per Magna Class A Subordinate Voting Share equal to the exercise price per Decoma Class A Subordinate Voting Share of the corresponding Decoma Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will otherwise be the same as the terms and conditions of such Decoma Exchange Elected Option and any document or agreement previously evidencing such Decoma Exchange Elected Option will evidence and be deemed to evidence such Magna Replacement Option.

      If any holder of a Decoma Option does not complete the exchange of their Decoma Options for Magna Replacement Options, their Decoma Options will become Amalco Continuing Options at the Effective Time. Amalco Continuing Options will remain outstanding in accordance with their terms and the adjustment provisions in the Amalco Continuing Options will thereafter apply. For the purposes of such adjustment provisions as they relate to the Arrangement, each Amalco Continuing Option will thereafter entitle the optionholder to purchase from Magna (as successor to Decoma following the completion of the Arrangement), in lieu of the number of Decoma Class A Subordinate Voting Shares the optionholder was entitled to purchase upon the exercise of such Amalco Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply) of Magna Class A Subordinate Voting Shares that the optionholder would have been entitled to receive as a result of the Arrangement if, immediately before the Effective Time, such optionholder had been the registered holder of the number of Decoma Class A Subordinate Voting Shares to which such optionholder would have been entitled upon exercise of such Amalco Continuing Option if all vesting and other requirements for exercise were then met and those Decoma Class A Subordinate Voting Shares were all Share Consideration Shares.

Letter of Transmittal

      A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Shareholders for the purpose of (i) the surrender of Share Certificates and (ii) the Cash Election. The details for the surrender of Share Certificates to the Depositary, the addresses of the Depositary and the instructions for making a Cash Election are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary all Share Certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions on such Letter of Transmittal, and any additional documents, instruments and payments as the Depositary may reasonably require, the Shareholder will be entitled to receive, and Magna Amalco will cause the Depositary to deliver (i) a cheque in Canadian currency representing the cash payment required to be made pursuant to the Arrangement in respect of the proceeds of the redemption of Amalco Redeemable Preferred Shares and/or (ii) a certificate representing the number of Magna Class A Subordinate Voting Shares issuable or deliverable pursuant to the Arrangement in respect of the exchange of Amalco Special Shares.

      Any Shareholder who, in respect of any Decoma Class A Subordinate Voting Shares held by the Shareholder (i) does not deposit with the Depositary either a properly completed Letter of Transmittal together with the Share Certificates (or a properly completed Notice of Guaranteed Delivery) prior to 10:00 a.m. on Thursday, February 24, 2005, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of any Decoma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of the Shareholder’s Decoma Class A Subordinate Voting Shares.

      Shareholders whose Decoma Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions as to how to elect to receive cash and how to deliver such Decoma Class A Subordinate Voting Shares.

Notice of Guaranteed Delivery

      Any Shareholder who wishes, in respect of any Decoma Class A Subordinate Voting Shares held by such Shareholder, to make a Cash Election but whose Share Certificates representing such shares are not available prior to 10:00 a.m. on Thursday, February 24, 2005, or who is unable to deliver all other required documents to the Depositary prior to such time, may nevertheless surrender such shares and make a Cash Election provided that all of the following conditions are met:

(a)	the surrender of the Shareholder’s Decoma Class A Subordinate Voting Shares is made by or through an Eligible Institution (as defined in the Letter of Transmittal);

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form enclosed with this Circular, or an originally executed facsimile copy thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at one of the addresses or the fax number set out in the Notice of Guaranteed Delivery prior to 10:00 a.m. on February 24, 2005; and

(c)	the Shareholder’s Share Certificates, together with the Letter of Transmittal, properly completed and executed with any required signature guarantees, covering the Shareholder’s Decoma Class A Subordinate Voting Shares and all other documents required by the Letter of Transmittal, are received by the Depositary prior to 10:00 a.m. (Toronto time) on the third trading day on the TSX following February 24, 2005.

      The details for the surrender of Share Certificates to the Depositary and the instructions for making a Cash Election through the procedures for guaranteed delivery are set out in the Letter of Transmittal.

United States Backup Withholding

      To prevent United States backup withholding tax, each United States Holder (or other United States payee) must provide the Depositary with such United States Holder’s (or other such payee’s) correct taxpayer identification number and certify that such United States Holder (or other such payee) is not subject to backup withholding by completing Substitute Form W-9 included in the Letter of Transmittal or, if applicable, an appropriate Form W-8 which can be obtained from the Depositary, or provide another adequate basis for an exemption from backup withholding. See “Certain U.S. Federal Income Tax Considerations”.

Lost Certificates

      A Shareholder who has lost or misplaced its Share Certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Share Consideration or the Cash Elected Consideration, as applicable, in accordance with the Arrangement.

Payment and Delivery of Share Consideration

      At or prior to the Effective Time, Magna will deposit with the Depositary, for the benefit of the Shareholders who are to receive the Share Consideration by way of an Amalco Special Share, certificates representing the whole number of Magna Class A Subordinate Voting Shares to be received by each such Shareholder pursuant to the Arrangement.

      At the Effective Time, the register for Decoma Class A Subordinate Voting Shares will be closed and registered holders of Share Consideration Shares will be deemed to be the holders of the Magna Class A Subordinate Voting

Shares to which they are entitled under the Arrangement. In order to receive certificates representing the Share Consideration, a Shareholder must surrender to the Depositary the Share Certificates for the Decoma Class A Subordinate Voting Shares that, under the Arrangement, were converted into Amalco Special Shares together with a properly completed Letter of Transmittal and any additional documents, instruments and payments as the Depositary may reasonably require including, where applicable, a Notice of Guaranteed Delivery. Upon the surrender to the Depositary of these Share Certificates, Letter of Transmittal and additional documents (if any) the Shareholder will be entitled to receive, and Magna Amalco will cause the Depositary either:

(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a certificate representing the number of Magna Class A Subordinate Voting Shares issuable to the Shareholder.

Payment and Delivery of Cash Elected Consideration

      At or prior to the Effective Time, (a) Magna Subco will deposit with the Depositary for the benefit of Shareholders who elected to receive the Cash Elected Consideration by way of an Amalco Redeemable Preferred Share, and (b) Magna Subco and Magna will deposit with the Depositary for the benefit of Shareholders entitled to receive, in lieu of a fraction of a Magna Class A Subordinate Voting Share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary.

      In order to receive the Cash Elected Consideration, a Shareholder must surrender to the Depositary the Share Certificates, the Letter of Transmittal properly completed and executed in accordance with the Cash Election and other instructions on the form and any additional documents as the Depositary may reasonably require. Upon the surrender to the Depositary of these Share Certificates, the Letter of Transmittal and additional documents (if any), and following the Effective Time, the Shareholder will be entitled to receive, and Magna will cause the Depositary either:

(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a cheque in Canadian currency representing the payment required to be made to such Shareholder pursuant to the Arrangement. Under no circumstances will interest be paid to any Shareholder on any payment to be made regardless of any delay in making such payment.

Delivery Requirements

      The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Shareholder surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letters of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Decoma Class A Subordinate Voting Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) must contact such intermediary to arrange for the surrender of their Share Certificates.

Shareholder Approvals Required

      The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

(a)	66 2/3% of the votes cast by Shareholders, voting separately as a class at the Meeting in person or by proxy;

(b)	a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy;

(c)	a written resolution of all holders of Decoma Class B Shares, voting separately as a class; and

(d)	a written resolution of all holders of Decoma Convertible Preferred Shares, voting separately as a class.

Magna (together with its affiliates) currently holds all of the outstanding Decoma Class B Shares and Decoma Convertible Preferred Shares and 29,246,067 Decoma Class A Subordinate Voting Shares which represent approximately 57% of the Decoma Class A Subordinate Voting Shares outstanding. Magna has advised the Corporation that it will vote, or cause to be voted, all such Decoma Shares in favour of the Arrangement Resolution.

Court Approval of the Arrangement and Completion of the Arrangement

      An arrangement under the OBCA requires Court approval. Prior to the mailing of this Circular, Decoma obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Exhibit D and Exhibit E, respectively, to this Circular.

      Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about March 2, 2005 at 10:00 (Toronto time) at the Court located at 393 University Avenue, Toronto, Ontario.

      Any Shareholder who wishes to appear or be represented and to present evidence or arguments at the hearing in respect of the Final Order must serve and file a notice of appearance, as described in the Notice of Application for the Final Order, and satisfy any other requirements of the Court. In making its determination, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner that the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

      Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

      The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to section 3(a)(10) of the 1933 Act, with respect to the Magna Class A Subordinate Voting Shares to be issued pursuant to the Arrangement and upon the exercise of Magna Replacement Options and Amalco Continuing Options. Prior to the hearing on the Final Order, the Court will be informed of such effect of the Final Order.

Stock Exchange Listings

      Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Amalco Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively. The Decoma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ on completion of the Arrangement.

Resale of Magna Class A Subordinate Voting Shares Received in the Arrangement

      Magna has applied for orders from applicable securities regulatory authorities in Canada to exempt, where required, the issuance of Magna Class A Subordinate Voting Shares in connection with the Arrangement, and the issuance of Magna Class A Subordinate Voting Shares from time to time upon the exercise of Magna Replacement Options and Amalco Continuing Options, from the prospectus and registration requirements of applicable Canadian securities legislation and to permit the resale of the Magna Class A Subordinate Voting Shares without restriction by persons other than “control persons”, subject to customary conditions to such orders, including that no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of any such resale and that no extraordinary commission or consideration is paid in respect of any such resale. The completion of the Arrangement is conditional, among other things, upon the receipt of such orders.

      Any offer to resell, or resale of, Magna Class A Subordinate Voting Shares received under the Arrangement in the United States by persons who, immediately prior to the Arrangement, were “affiliates” of Magna or Decoma, or who, after the Arrangement, will be affiliates of Magna, are subject to restrictions under the 1933 Act. Persons who may be deemed “affiliates” of an issuer generally include individuals or entities that directly, or indirectly through one or more subsidiaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer. Shareholders should consult their legal advisors with respect to any resale restrictions applicable to them.

Legal Aspects

      The Arrangement is a “business combination” under Rule 61-501 and a “going private transaction” under Policy Q-27 because it involves a transaction that would result in Magna owning all the equity securities of the Corporation. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction, respectively, is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a summary of such valuation. See “Information Regarding the Arrangement — Independent Valuation and Fairness Opinion” and see Exhibit F for a copy of the Valuation and Fairness Opinion. Rule 61-501 and Policy Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, respectively, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class, must be obtained. In relation to the Arrangement, the “minority” shareholders of Decoma are all Shareholders other than (i) Magna, Magna Subco, Tesma and Intier and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Tesma or Intier within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) the Decoma DPSPs and (iv) any person acting jointly or in concert with any of the foregoing other than the Decoma DPSPs.

Right of Dissent

      The following is only a summary of the Dissenting Shareholder provisions of the Interim Order, the OBCA and the Plan of Arrangement, which are technical and complex. A copy of the Interim Order is attached as Exhibit D to this Circular and a copy of section 185 of the OBCA is attached as Exhibit G to this Circular. It is recommended that any Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of the Dissent Right.

      Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order (with respect to the timing for providing a written objection to the Arrangement Resolution and the Plan of Arrangement). The following summary is qualified in its entirety by the Interim Order, the provisions of section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement.

      A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by the Corporation (or its successor by way of amalgamation) the fair value of the Decoma Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration being offered to Shareholders under the Arrangement.

      A Shareholder may only exercise the Dissent Right in respect of Decoma Class A Subordinate Voting Shares registered in that Shareholder’s name. In addition, a Shareholder may only exercise the Dissent Right with respect to all Decoma Class A Subordinate Voting Shares held by that Shareholder on behalf of any one beneficial owner. In many cases, the Decoma Class A Subordinate Voting Shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Decoma Class A Subordinate Voting Shares (such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan); or (b) in the name of a clearing agency (such as CDS) of which an Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Right directly (unless the Decoma Class A Subordinate Voting Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Decoma Class A Subordinate Voting Shares and either:

(i)	instruct the Intermediary to exercise the Dissent Right on the Non-Registered Holder’s behalf (which, if the Decoma Class A Subordinate Voting Shares are registered in the name of CDS or other clearing agency, would require that the Decoma Class A Subordinate Voting Shares first be re-registered in the name of the Intermediary); or

(ii)	instruct the Intermediary to request that the Decoma Class A Subordinate Voting Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Right directly (that is, the Intermediary would not be exercising the Dissent Right on such holder’s behalf).

      A registered Shareholder who wishes to exercise the Dissent Right in respect of the Arrangement Resolution must provide a written objection to the Arrangement Resolution (a “Dissent Notice”) to Decoma International Inc., 50 Casmir Court, Concord, Ontario, Canada L4K 4J5, Attention: Secretary, facsimile number 905-669-5075 prior to 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Meeting or any adjournment or postponement thereof. The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote at the Meeting; however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Decoma Class A Subordinate Voting Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a registered Shareholder need not vote its Decoma Class A Subordinate Voting Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Decoma Class A Subordinate Voting Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder to forfeit such Shareholder’s right to dissent.

      The Corporation is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

      A Shareholder who wishes to exercise the Dissent Right must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if such Shareholder does not receive such notice, within 20 days after the Shareholder learns that the Arrangement Resolution has been adopted, send to the Corporation a written notice (a “Payment Demand”) containing the Shareholder’s name and address, the number of Decoma Class A Subordinate Voting Shares in respect of which the Shareholder dissented, and a demand for payment of the fair value of such Decoma Class A Subordinate Voting Shares. Within 30 days after a Payment Demand, the Shareholder must send to the Corporation’s transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Client Services, Stock Transfer Department, the Share Certificates representing the Decoma Class A Subordinate Voting Shares in respect of which the Shareholder has dissented. A Shareholder who fails to send the Share Certificates representing the Decoma Class A Subordinate Voting Shares in respect of which the Shareholder has dissented forfeits such Shareholder’s Dissent Right for such Shareholder’s Decoma Class A Subordinate Voting Shares. The Corporation or its transfer agent will endorse on Share Certificates received from a Shareholder exercising a Dissent Right a notice that the Shareholder is a Dissenting Shareholder and will forthwith return the Share Certificates to the Dissenting Shareholder.

      Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, the appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Decoma Class A Subordinate Voting Shares, unless:

(i)	the Dissenting Shareholder withdraws the Payment Demand before the Corporation makes a written offer to pay (the “Offer to Pay”);

(ii)	the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

(iii)	the directors of the Corporation revoke the Arrangement Resolution,

in all of which cases the Dissenting Shareholder’s rights as a Shareholder will be reinstated and, if the Arrangement becomes effective, such Dissenting Shareholder’s Decoma Class A Subordinate Voting Shares will be subject to the Arrangement and will be deemed to be Share Consideration Shares.

      In addition, pursuant to the Plan of Arrangement, registered Shareholders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Decoma Class A Subordinate Voting Shares will be deemed to have transferred their Decoma Class A Subordinate Voting Shares to the Corporation as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Decoma Class A Subordinate Voting Shares, will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder who did not make a Cash Election and will receive Share Consideration on the basis determined in accordance with the Plan of Arrangement.

      The Corporation is required, not later than seven days after the later of the Effective Date or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it an Offer to Pay for its Decoma Class A Subordinate Voting Shares in an amount considered by the Decoma Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

      If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Decoma Class A Subordinate Voting Shares of Dissenting Shareholders. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

      Upon an application to the Court, all Dissenting Shareholders whose Decoma Class A Subordinate Voting Shares have not been paid for by the Corporation will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Decoma Class A Subordinate Voting Shares of all Dissenting Shareholders. The final order of a Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder’s Decoma Class A Subordinate Voting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Decoma Convertible Debentures

      As of January 13, 2005, Decoma had outstanding Cdn.$99,998,000 principal amount of 6.5% Decoma Convertible Debentures, which are convertible in whole or in part into Decoma Class A Subordinate Voting Shares at a rate of Cdn.$13.25 per Decoma Class A Subordinate Voting Share (or approximately 75.4717 Decoma Class A Subordinate Voting Shares per Cdn.$1,000 principal amount of Decoma Convertible Debentures). A Debentureholder who elects to convert its Decoma Convertible Debentures into Decoma Class A Subordinate Voting Shares prior to the Meeting will become, as of the date of conversion, a holder of record of the number of Decoma Class A Subordinate Voting Shares into which such Decoma Convertible Debentures are convertible and will be entitled, upon establishing ownership of such Decoma Class A Subordinate Voting Shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting to vote at the Meeting and to participate in the Arrangement on the terms and conditions described in this Circular.

      Upon completion of the Arrangement, and pursuant to and in accordance with the terms of the trust indenture governing the Decoma Convertible Debentures, Magna, as successor corporation to Decoma, will assume Decoma’s obligations in respect of the Decoma Convertible Debentures, and the Decoma Convertible Debentures will be convertible in whole or in part into Magna Class A Subordinate Voting Shares at a rate of Cdn.$91.19 per Magna Class A Subordinate Voting Share (being Cdn.$13.25 divided by the Exchange Ratio). As a result, on completion of the Arrangement each Cdn.$1,000 principal amount of Decoma Convertible Debentures will be convertible into approximately 10.9661 Magna Class A Subordinate Voting Shares.

If the Arrangement is not Implemented

      If the Arrangement is not implemented, Decoma will continue to operate as a publicly traded subsidiary of Magna. In such event, the Letter of Transmittal completed by a Shareholder will be of no effect and the Depositary will return all surrendered Share Certificates to the holders thereof as soon as practicable.

Expenses of the Arrangement

      The Corporation is required to pay all costs, expenses and fees in connection with the Arrangement subject to Magna’s reimbursement obligation described under “Arrangement Agreement — Expenses”. The total amount of such costs, expenses and fees including Scotia Capital’s fees for the valuation and fairness opinion and the cost of soliciting proxies in respect of the Arrangement Resolution is expected to be approximately Cdn.$1.75 million. Magna has agreed to pay, in any event, the reasonable and documented fees and expenses incurred by Decoma in respect of the Valuation and Fairness Opinion and in respect of the solicitation of proxies at Magna’s direction.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax consequences under the ITA of the Arrangement generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their Decoma Class A Subordinate Voting Shares and will hold their Magna Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, as capital property and deal at arm’s length, and are not affiliated, with the Corporation, Magna, Magna Subco and Amalco (“Holders”). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA.

      This summary is based on the current provisions of the ITA and the regulations issued thereunder (the “Regulations”) and on counsel’s understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.

      The ITA contains certain provisions relating to securities held by certain financial institutions (the “mark to market rules”). This summary does not take into account the mark to market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisors.

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

      The following portion of the summary applies to a Holder who is or is deemed to be a resident of Canada for the purposes of the ITA (a “Canadian Holder”).

Disposition of Decoma Class A Subordinate Voting Shares

      A Canadian Holder will realize neither a capital gain nor a capital loss on the Amalgamation. The Canadian Holder will be considered to have disposed of its Decoma Class A Subordinate Voting Shares for proceeds of disposition equal to the adjusted cost base thereof to the Canadian Holder immediately before the Amalgamation and to have acquired Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where both Amalco Special Shares and Amalco Redeemable Preferred Shares are received, the cost of the shares of each class received will be determined by allocating the aggregate proceeds of disposition between the shares of each class received in proportion to their relative fair market values. See the following discussion of income tax consequences to the Canadian Holder on the redemption of the Canadian Holder’s Amalco Redeemable Preferred Shares.

Disposition of Amalco Special Shares

      Except where the Canadian Holder (in its income tax return for the taxation year that includes the Effective Time) includes in its income any portion of the gain or loss otherwise arising from the exchange, a Canadian Holder who, on the Arrangement, exchanges Amalco Special Shares for Magna Class A Subordinate Voting Shares will realize neither a capital gain nor a capital loss on the exchange. The Canadian Holder will be considered to have disposed of its Amalco Special Shares for proceeds of disposition equal to the adjusted cost base thereof to the Canadian Holder immediately before the exchange and to have acquired Magna Class A Subordinate Voting Shares at an aggregate cost equal to those proceeds of disposition, such aggregate cost to be averaged, for the purpose of computing such Canadian Holder’s adjusted cost base, with the adjusted cost base of any other Magna Class A Subordinate Voting Shares held by such Canadian Holder at that time as capital property. Under the current administrative practice of the CRA, a Canadian Holder who receives cash of $200 or less in lieu of a fraction of a Magna Class A Subordinate Voting Share may either include the capital gain or capital loss on the partial disposition of the Amalco Special Shares in computing income, or may instead reduce the adjusted cost base to the Canadian Holder of the Canadian Holder’s Magna Class A Subordinate Voting Shares by the amount of the cash.

Redemption of Amalco Redeemable Preferred Shares

      On the redemption of Amalco Redeemable Preferred Shares received by a Canadian Holder on the Arrangement, the Canadian Holder will be considered to have disposed of such shares for proceeds of disposition equal to the Cash Elected Consideration received for such shares and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Canadian Holder’s adjusted cost base of the Amalco Redeemable Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of a Canadian Holder’s Amalco Redeemable Preferred Shares.

Magna Amalgamation

      A Canadian Holder will realize neither a capital gain nor a capital loss on the Magna Amalgamation. The Canadian Holder will be considered to have disposed of its Magna Class A Subordinate Voting Shares for proceeds of disposition equal to the adjusted cost base thereof to the Canadian Holder immediately prior to the Magna Amalgamation and to have acquired the Magna Class A Subordinate Voting Shares at an aggregate cost equal to the proceeds of disposition.

Dissenting Shareholders

      Under the current administrative practice of the CRA, Canadian Holders who exercise their Dissent Right in respect of the Arrangement should be considered to have disposed of their Decoma Class A Subordinate Voting Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court, and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares immediately before the Arrangement. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses

      A Canadian Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Decoma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, will generally be required to include in income one half of any such capital gain (“taxable capital gain”) and may apply one half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year in either case against taxable capital gains realized in such year in accordance with the detailed rules of the ITA.

      If the Canadian Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Decoma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on such share, or in the case of a capital loss realized on the disposition of an Amalco Special Share or an Amalco Redeemable Preferred Share, on the Decoma Class A Subordinate Voting Shares exchanged therefor, in accordance with detailed provisions of the ITA. Canadian Holders should consult their tax advisors for specific information regarding the application of these provisions.

      A “Canadian controlled private corporation” (as defined in the ITA) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

      The realization of a capital gain or loss by a Canadian Holder who is an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the ITA.

Eligibility for Investment

      The Magna Class A Subordinate Voting Shares are qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, “Plans”) and registered education savings plans. The Magna Class A Subordinate Voting Shares do not constitute foreign property for Plans and other persons subject to tax under Part XI of the ITA and are not a prohibited investment for a registered pension plan under the ITA.

Holders Not Resident in Canada

      The following portion of the summary applies to a Holder who is not a resident of Canada for the purposes of the ITA and does not use or hold and is not deemed to use or hold its Decoma Class A Subordinate Voting Shares in carrying on business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of Shares on Arrangement

      No tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the disposition of Decoma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, the Magna Amalgamation or any other aspect of the Arrangement, except as disclosed under “Dissenting Shareholders”, where the Decoma Class A Subordinate Voting Shares, Amalco Special Shares and Amalco Redeemable Preferred Shares are not “taxable Canadian property” to such Non-Resident Holder. Generally, Decoma Class A Subordinate Voting Shares, Amalco Special Shares and Amalco Redeemable Preferred Shares will not be “taxable Canadian property” to a Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the capital stock of the Corporation or Amalco belonged to such Non-Resident Holder, to persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof, or the Decoma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares were acquired by the Non-Resident Holder in a transaction which deemed them to be “taxable Canadian property” to the Non-Resident Holder.

Dissenting Shareholders

      Non-Resident Holders who dissent from the Arrangement will be subject to the same income tax considerations as those above with respect to dissenting Canadian Holders, except that such dissenting Non-Resident Holders will not be subject to tax under the ITA in respect of capital gains realized on the disposition of Decoma Class A Subordinate Voting Shares where such shares are not “taxable Canadian property” to such Non-Resident Holder at the time of disposition. Dissenting Non-Resident Holders will be subject to withholding tax under the ITA in respect of any interest received.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

      In the opinion of Torys LLP, counsel to the Corporation, the following is a summary of the material United States Federal income tax consequences of the Arrangement to Shareholders, and the ownership and disposition of Magna Class A Subordinate Voting Shares. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

      This summary assumes that Shareholders hold their Decoma Class A Subordinate Voting Shares, and will hold any Magna Class A Subordinate Voting Shares received in the Arrangement, as capital assets within the meaning of section 1221 of the Code. This summary also assumes that Decoma is not, and has never been, a passive foreign investment company for United States Federal income tax purposes (a “PFIC”). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income.

Considering the nature of Decoma’s business activities and earnings, Decoma believes that it is not, and has never been, a PFIC. Furthermore, this summary assumes that no person(s) directly owning Decoma Shares immediately before the Arrangement, also owns, actually or constructively, Magna stock representing 50 percent or more of the vote or value of outstanding Magna stock.

      This summary does not address all aspects of United States Federal income taxation that may be relevant to particular Shareholders in light of their personal investment circumstances or to Shareholders subject to special treatment under the United States Federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	banks;

•	persons that hold Decoma Class A Subordinate Voting Shares or will hold Magna Class A Subordinate Voting Shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	United States Holders (as defined below) that have a functional currency other than the United States dollar;

•	partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

•	shareholders who acquired their Decoma Class A Subordinate Voting Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	United States Holders that will own 10% or more of the total voting power of all outstanding Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares.

      Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

      For purposes of this summary, a “United States Holder” means a beneficial owner of Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is:

•	a citizen or resident alien individual of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to United States Federal income tax on its income regardless of its source.

      A “Non-United States Holder” is a beneficial owner of Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is not a United States Holder. If a partnership holds Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, you should consult your own tax advisor.

United States Holders of Decoma Class A Subordinate Voting Shares

Exchange of Decoma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

      A United States Holder will generally recognize gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of any Magna Class A Subordinate Voting Shares received in the Arrangement and (ii) such holder’s adjusted tax basis in its Decoma Class A Subordinate Voting Shares transferred in the Arrangement. For U.S. Federal income tax purposes, the Amalgamation and the Magna Amalgamation forming part of the Arrangement, will be treated as a single, integrated transaction. Cash paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the cash (determined at the spot rate on the date of such payment) regardless of whether the payment is converted into United States dollars. Gain or loss must be determined separately for each block of Decoma Class A Subordinate Voting Shares owned by the United States Holder. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if, on the date of the Arrangement, the Decoma Class A Subordinate Voting Shares have been held for more than one year. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. The United States Holder’s tax basis in the Magna Class A Subordinate Voting Shares received in the Arrangement will be equal to the fair market value of those shares on the day received, and the holding period of those shares will begin on the day after they are received.

      For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Decoma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Decoma Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

      United States Holders generally should not recognize any foreign currency gain or loss as a result of the receipt of Canadian dollars in the Arrangement if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the payment is includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

Ownership of Magna Class A Subordinate Voting Shares

     Distributions

      Distributions paid out of Magna’s current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder’s adjusted tax basis in the Magna Class A Subordinate Voting Shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Magna Class A Subordinate Voting Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

      Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

      Certain dividends received by United States individuals before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. As a result, Magna should be a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Magna Class A Subordinate Voting Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on Magna Class A Subordinate Voting Shares.

      Distributions paid on the Magna Class A Subordinate Voting Shares will generally be subject to Canadian withholding taxes. A United States Holder may be eligible to claim a credit or deduction for any Canadian withholding tax paid with respect to distributions from Magna. The calculation of foreign tax credits and deductions involves the application of complex rules and limitations that depend upon a holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

     Sale or Other Disposition of Magna Class A Subordinate Voting Shares

      Upon the sale or exchange of Magna Class A Subordinate Voting Shares, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) such holder’s adjusted tax basis in such Magna Class A Subordinate Voting Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Magna Class A Subordinate Voting Shares had been held more than one year at the time of disposition.

      For foreign tax credit limitation purposes, gain or loss recognized on a sale or exchange of Magna Class A Subordinate Voting Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Magna Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss

     Passive Foreign Investment Company Considerations

      The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value. Magna has advised Decoma that Magna does not believe that it is, nor does it anticipate that it will become, a PFIC. No assurance can be given, however, that Magna is not a PFIC or will not be a PFIC in the future. If Magna were to be treated as a PFIC, a United States Holder could be subject to adverse United States Federal income tax consequences as a result of the ownership or disposition of Magna Class A Subordinate Voting Shares. Those adverse consequences could differ materially from the consequences described above. Accordingly, United States Holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

Non-United States Holders

Exchange of Decoma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

      In general, a Non-United States Holder will not be subject to United States federal income tax as a result of the exchange of Decoma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement unless:

•	any gain attributable to the Decoma Class A Subordinate Voting Shares is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Shareholder maintains in the United States; or

•	the Non-United States Holder is an individual, is present in the United States for 183 or more days in the taxable year of the Arrangement and certain other conditions exist.

Ownership of Magna Class A Subordinate Voting Shares

     Distributions

      Distributions paid out of Magna’s current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be dividend income. In general, a Non-United States Holder will not be subject to United States Federal income tax (including United States withholding tax) on dividends on Magna Class A Subordinate Voting Shares unless the income is effectively connected with the holder’s conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected dividends at a 30% rate or a lower rate under an applicable income tax treaty.

     Sale or Other Disposition of Magna Class A Subordinate Voting Shares

      In general, a Non-United States Holder will not be subject to United States Federal income tax on any gain realized on the sale or other disposition of Magna Class A Subordinate Voting Shares unless (i) the gain is effectively connected with the holder’s conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States or (ii) if the Non-United States Holder is an individual, the holder is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions exist. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected gains at a 30% rate or a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding

      Payments of dividends on Magna Class A Subordinate Voting Shares and the proceeds of disposition of Decoma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that are made within the United States or through certain U.S. related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the Shareholder is a corporation or other exempt recipient, or (ii) the Shareholder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Shareholder’s United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

      In the case of the Arrangement, the 28% backup withholding rate, if applicable, will apply to all of the consideration received as part of the Arrangement (i.e., the sum of the cash received and the fair market value of any Magna Class A Subordinate Voting Shares received).

TRADING HISTORY OF DECOMA CLASS A SUBORDINATE VOTING SHARES

      The Decoma Class A Subordinate Voting Shares are listed and posted for trading on the TSX under the trading symbol “DEC.SV.A”. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Decoma Class A Subordinate Voting Shares on the TSX:

	Class A Subordinate Voting
	Shares (1)

Month	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(000’s)
2004
January	14.00	12.86	887,608
February	13.25	11.31	2,129,925
March	13.15	11.50	2,149,220
April	12.78	12.02	1,298,447
May	12.95	11.84	1,132,101
June	13.39	12.35	1,085,105
July	12.65	12.00	786,302
August	12.70	10.66	1,022,362
September	10.95	9.81	4,297,789
October (1-22)	11.14	9.74	930,793
October (25-31)	13.27	11.55	10,089,407
November	13.80	11.66	3,833,263
December	14.40	13.01	2,219,683
2005
January 1 to January 21	14.39	13.02	624,962

(1)	Source: the Toronto Stock Exchange Trading Data website

     Magna publicly announced the proposed Arrangement before the opening of trading on the TSX on October 25, 2004. On October 22, 2004, the last trading day immediately prior to such public announcement, the closing price of the Decoma Class A Subordinate Voting Shares on the TSX was Cdn.$9.95 per share.

INTEREST OF DIRECTORS, SENIOR OFFICERS AND OTHER INSIDERS OF DECOMA

Affiliation Agreement

      The Corporation is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year-to-year basis at the parties’ option. Affiliation fees payable under the agreement are 1% of Decoma’s consolidated net sales (as defined in the agreement). The agreement provides for a fee holiday on 100% of consolidated net sales derived from the particular acquisition in the calendar year in which the acquisition occurs and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition.

Social Fees

      Decoma’s Corporate Constitution specifies that the Corporation will allocate a maximum of 2% of its profit before tax to support social and charitable activities. Decoma fulfils this requirement principally through social and charitable programs coordinated by Magna on behalf of itself and its affiliates and accordingly, pays Magna a fee which is applied for these purposes.

Administrative Services

      Magna provides certain management and administration services to Decoma, including legal, environmental, immigration, tax, treasury, information systems and employee relations services in return for a specific amount negotiated between the Corporation and Magna. In respect of 2003, the aggregate amount paid for such services was $4.2 million. In respect of 2004, the aggregate amount paid for such services will be determined as part of the preparation of the financial statements of Decoma for the year ended December 31, 2004.

Registration Rights Agreement

      The Corporation and Magna are parties to a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Magna may require the Corporation’s assistance in selling Decoma Class A Subordinate Voting Shares held by Magna under an offering by prospectus in Canada or in the United States. In addition, Magna has certain rights to participate in offerings of Decoma Class A Subordinate Voting Shares undertaken by the Corporation after January 1, 2004, by requiring that up to 35% of the offered shares be comprised of Magna’s holdings of Decoma Class A Subordinate Voting Shares. Magna will bear all underwriter’s commissions and discounts associated with any shares it sells. However, the Corporation will bear the expenses (other than underwriter’s commissions and discounts) associated with the Magna share sales effected under the Registration Rights Agreement. The Corporation is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the Registration Rights Agreement without Magna’s approval.

Inter-Company Purchases and Leasing Arrangements

      Decoma’s manufacturing plants buy from and sell products to Magna’s plants on an ongoing basis in the normal course of their business. As such, Magna is both a supplier to and customer of Decoma. These transactions typically are on normal commercial terms. In addition, Decoma leases facilities from MI Developments Inc. (“MID”), an affiliate of Magna. Such leases are typically on normal commercial terms.

Enhancements to Benefits of Certain Officers and Directors

      Co-incident with the approval of the Arrangement Agreement and based upon advice received from an independent human resource consulting firm, the Decoma Board approved enhancements to the benefits of certain senior officers of Decoma and the independent directors of Decoma.

      The officer enhancements deal with the rights of certain named officers to receive payments on any termination of employment without cause (including constructive dismissal of the named officers) which will not exceed in any case 12 months of salary and bonus. The enhancements provide rules regarding the method of calculating these payments and the manner in which the payments are to be made. In addition, the enhancements allow for the vesting, on their existing terms, of unvested options for the named officers during the notice period established by the enhancements. These enhancements apply during the 12 month period commencing on the Effective Time, after which existing termination arrangements will apply (subject to any subsequently negotiated arrangements).

      The director enhancements provide that all “outside” directors of Decoma will be entitled, as of the Effective Time, to the immediate vesting of unvested Decoma Options and the right to exercise all of such options during the 12 month period commencing on the Effective Time.

Special Committee

      In recognition of the work to be performed by the independent directors on the Special Committee, the Decoma Board approved a revised fee structure (in United States dollars) for the members of the Special Committee, consisting of a Special Committee Chair retainer of $25,000, a Special Committee member retainer of $15,000, a meeting attendance fee of either $1,000 or $2,000 depending on the duration of each meeting, a written resolution fee of $250 and compensation for work days at $2,500 and travel days at $2,000.

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTING

      On completion of the Arrangement, it is intended that the Decoma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ and that Decoma will cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and cease to be a registrant with the United States Securities and Exchange Commission. Magna Class A Subordinate Voting Shares trade on the TSX and the NYSE under the stock symbols “MG.SV.A” and “MGA”, respectively. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Amalco Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively.

INFORMATION CONCERNING MAGNA

Magna International Inc.

      Magna’s operations are conducted through its global automotive systems groups, as well as corporate and other ancillary operations. Until August 29, 2003, Magna had non-automotive operations, which were conducted through Magna Entertainment Corp.

Automotive Operations

      Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Magna’s products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. As at September 30, 2004, Magna employed approximately 81,000 employees and operated 219 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries.

      Magna’s manufacturing, product development and engineering facilities are organized as autonomous operating divisions. Each division is currently under one of seven automotive systems groups, three of which, including Decoma, are publicly traded companies, in which Magna has a controlling interest through voting securities, and four of which are organized among Magna’s wholly-owned subsidiaries. All references to the number of manufacturing facilities and/or product development and engineering facilities operated by a particular automotive group are as of September 30, 2004.

Public Automotive Systems Group

•	Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and systems, sealing and greenhouse systems, and lighting components. Decoma operates 52 manufacturing, engineering and product development facilities (including one multi-group facility) in North America, Europe and Asia.

•	Intier Automotive Inc. — Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor carpet and vehicle acoustics, cargo management systems, latching systems, window regulator systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems. Intier operates 73 manufacturing facilities (including one joint venture facility with Magna Steyr) and 15 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility) in North America, Europe, South America and Asia.

•	Tesma International Inc. — Tesma designs, engineers, tests and manufactures engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma operates 28 manufacturing facilities in North America, Europe, Asia and South America, as well as five focused tooling, design and research and development centres supporting its three product technologies groups — Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

Privatization Proposals

      On October 25, 2004, Magna announced that it had made separate proposals to the respective boards of directors of Decoma, Intier and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each such subsidiary not owned by Magna. In the case of Decoma, this Circular is being delivered in connection with the proposed privatization of Decoma. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent of the others and not conditional on the completion of the others.

      Under those initial proposals, shareholders of Decoma, Intier and Tesma would receive 0.1453, 0.3847 and 0.4388 (subsequently changed to 0.44 in the case of Tesma) of a Magna Class A Subordinate Voting Share for each Class A Subordinate Voting Share of Decoma, Intier and Tesma, respectively. Based on the initial proposal and the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the announcement of the privatization proposals, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna is approximately Cdn.$300 million, Cdn.$250 million and Cdn.$700 million for each of Decoma, Intier and Tesma, respectively, or a combined total of approximately Cdn.$1.3 billion. Based on the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price would be satisfied by the issuance of approximately 13.9 million Magna Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive only share consideration, or approximately 7.1 million Magna Class A Subordinate Voting Shares and Cdn.$625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash consideration offered under the proposals.

      In addition to the purchase price, Magna would assume responsibility for the existing stock option agreements of Decoma, Intier and Tesma. If all existing stock options were exercised, a maximum of 2.4 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn.$61.00.

Wholly-Owned Automotive Systems Groups

•	Magna Steyr — Magna Steyr is the automotive industry’s leading assembler of low-volume derivative, specialty and other vehicles for automobile manufacturers. Magna Steyr also provides complete vehicle design, engineering, validation and testing services. Magna Steyr operates five manufacturing and assembly facilities (including one joint venture facility with Intier and seven engineering and testing facilities (including one joint venture facility with Intier and one multi-group facility) in Europe, North America and Asia.

•	Magna Drivetrain — Magna Drivetrain, which was formed in early 2004, is one of the world’s most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates six manufacturing facilities and two engineering and testing facilities in Europe and North America.

•	Magna Donnelly — Magna Donnelly manufactures exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics. Magna Donnelly operates 25 manufacturing facilities and three engineering and testing facilities in North America, Europe and Asia.

•	Cosma International — Cosma International manufactures a comprehensive range of stamped, hydroformed and welded metal body components, assemblies and modules. Cosma International operates 37 manufacturing facilities and 10 engineering and testing facilities in North America, Europe and Asia.

      For financial reporting purposes, Magna Steyr’s results and Magna Drivetrain’s results are reported as one financial reporting segment, and Magna Donnelly’s results and Cosma International’s results are reported in Magna’s “Other Automobile Operations” financial reporting segment.

Customers

      In North America, Magna’s primary customers are the “big three” North American automobile manufacturers and their North American operating divisions and subsidiaries, which are General Motors (including Isuzu and Suzuki), DaimlerChrysler (including Mitsubishi) and Ford (including Mazda). Magna’s North American customers also include certain North American subsidiaries of foreign-based automobile manufacturers, such as Honda, BMW, Toyota, Volkswagen and Nissan. Magna’s North American consolidated production sales accounted for approximately 55% and 58% of its consolidated sales for each of fiscal 2003 and fiscal 2002, respectively. Magna’s North American consolidated production sales accounted for approximately 48% and 56% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

      In Europe, Magna’s customers include most of the significant automobile manufacturers, such as DaimlerChrysler (including Mitsubishi), General Motors and its European affiliates (including Opel and Saab), Ford and its European affiliates (including Jaguar, Volvo and Land Rover), BMW, Volkswagen (including Audi, Skoda and SEAT), Renault/ Nissan, Fiat, Toyota and Honda. Magna’s European consolidated production and assembly sales accounted for approximately 35% and 30% of its consolidated sales for fiscal 2003 and fiscal 2002, respectively, and have increased, principally through acquisitions and also through internal growth, from $79 million in fiscal 1993 to approximately $5.4 billion in fiscal 2003. Magna’s European consolidated production and assembly sales accounted for approximately 45% and 35% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

      Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 28%, 24% and 19%, respectively, of Magna’s consolidated sales in fiscal 2003.

Non-Automotive Operations

      Until August 29, 2003, Magna had non-automotive operations, which were conducted through Magna Entertainment Corp. (“MEC”). MEC is North America’s number one owner and operator of thoroughbred racetracks, based on revenues, and one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Magna transferred its controlling equity interest in MEC to MID in connection with the reorganization and subsequent spin-off of MID. Since the spin-off transaction, Magna no longer has any significant non-automotive operations.

Details of Magna Class A Subordinate Voting Shares and Magna Class B Shares

      Magna’s authorized share capital consists of an unlimited number of Magna Class A Subordinate Voting Shares, 1,412,341 Magna Class B Shares and 99,760,000 Magna Preference Shares, issuable in series, all with no par value. As of January 13, 2005, a total of 95,850,376 Magna Class A Subordinate Voting Shares and 1,093,983 Magna Class B Shares were outstanding. No Magna Preference Shares are issued or outstanding.

      The following is a brief description of the significant attributes of Magna’s authorized share capital and is qualified in its entirety by reference to the detailed provisions in Magna’s charter documents. The attributes of the Magna Class A Subordinate Voting Shares, Magna Class B Shares and Magna Preference Shares are set out in Magna’s charter documents, which includes Magna’s Corporate Constitution.

Magna Class A Subordinate Voting Shares

      The holders of Magna Class A Subordinate Voting Shares are entitled:

•	to one vote for each Magna Class A Subordinate Voting Share held (together with the holders of Magna Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Magna Class B Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

•	to receive, on a pro rata basis with the holders of Magna Class B Shares, any dividends (except for stock dividends) that may be declared by Magna’s board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares; and

•	to receive, after the payment of Magna’s liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares, on a pro rata basis with the holders of Magna Class B Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna’s affairs.

      Under present law, any offer to purchase Magna Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase Magna Class A Subordinate Voting Shares. Accordingly, holders of Magna Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for Magna Class B Shares.

Magna Class B Shares

      The holders of Magna Class B Shares are entitled:

•	to 500 votes for each Magna Class B Share held (together with the holders of Magna Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per Magna Class A Subordinate Voting Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

•	to receive, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, any dividends (except for stock dividends) that may be declared by the Magna board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares;

•	to receive, after the payment of all Magna’s liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna’s affairs; and

•	to convert Magna Class B Shares into Magna Class A Subordinate Voting Shares, on a one-for-one basis.

Auditors, Transfer Agent and Registrar

      The auditors of Magna are Ernst & Young LLP.

      The transfer agent and registrar for the Magna Class A Subordinate Voting Shares and Magna Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for the Magna Class A Subordinate Voting Shares in the United States is Computershare Trust Company, Inc., at its offices in Golden, Colorado.

Documents Incorporated by Reference

      The following documents of Magna filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	material change report of Magna dated October 29, 2004 relating to the proposed Arrangement and Magna’s proposed privatization transactions involving Intier and Tesma;

(b)	management’s discussion and analysis for the period ended September 30, 2004;

(c)	unaudited interim consolidated financial statements of Magna and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

(d)	material change report of Magna dated August 20, 2004 relating to the announcement that Mark Hogan had joined Magna as President;

(e)	material change report of Magna dated May 17, 2004 relating to the announcement by Magna and DaimlerChrysler Corporation that they had signed an agreement by which Magna would acquire the worldwide operations of DaimlerChrysler Corporation’s wholly-owned subsidiary, New Venture Gear, Inc.;

(f)	annual information form of Magna dated May 17, 2004;

(g)	management information circular of Magna dated March 26, 2004 relating to the annual meeting of shareholders of Magna held on May 6, 2004, other than the sections entitled “Corporate Governance and Compensation Committee”, “Report on Executive Compensation”, “Shareholder Performance Review Graph” and “Statement of Corporate Governance Practices”;

(h)	material change report of Magna dated January 20, 2004 relating to the resignation of Ms. Belinda Stronach as President and Chief Executive Officer and as a director of Magna and the appointment of Mr. Frank Stronach as Interim President;

(i)	management’s discussion and analysis for the year ended December 31, 2003; and

(j)	audited annual consolidated financial statements of Magna and the notes thereto for each of the years ended December 31, 2003 and December 31, 2002.*

      Any documents of Magna of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

*	In December 2003, the Canadian Institute of Chartered Accountants issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes the standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. Magna adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to Magna’s consolidated balance sheet as at December 31, 2003 are disclosed in note 2(b) of the notes to Magna’s unaudited interim consolidated financial statements contained in the interim report to shareholders for the three and nine-month periods ended September 30, 2004. The retroactive changes to Magna’s consolidated balance sheet as at December 31, 2002 are not materially different than the December 31, 2003 changes. The impact of this accounting policy change on reported net income for the years ended

December 31, 2003 and 2002 was not material.

ADDITIONAL INFORMATION REGARDING DECOMA —

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents of Decoma filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	material change report of Decoma dated January 21, 2005 in respect of the execution of the Arrangement Agreement by Decoma and Magna and fourth quarter losses at certain of Decoma’s European facilities;

(b)	material change report of Decoma dated November 5, 2004 in respect of the proposal received by Decoma from Magna to effect the Arrangement;

(c)	management’s discussion and analysis of results of operations and financial position for the three and nine month periods ended September 30, 2004;

(d)	unaudited interim consolidated financial statements of the Corporation and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

(e)	annual information form of Decoma dated May 19, 2004;

(f)	management information circular/proxy statement of Decoma dated April 5, 2004 relating to the annual meeting of shareholders of Decoma held on May 3, 2004, other than sections entitled “Compensation and Corporate Governance Committee Report on Executive Compensation” and “Share Performance Graph”;

(g)	management’s discussion and analysis of results of operations and financial position for the year ended December 31, 2003; and

(h)	audited annual consolidated financial statements of Decoma and the notes thereto for each of the years ended December 31, 2003 and December 31, 2002.*

      Any documents of Decoma of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

      Copies of the documents incorporated by reference in this Circular under the headings “Information Concerning Magna — Documents Incorporated by Reference” and “Additional Information Regarding Decoma — Documents Incorporated by Reference” may be obtained on request without charge from the Secretary of Magna or the Secretary of Decoma, as the case may be, or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DECOMA EXECUTIVE COMPENSATION INFORMATION

      Information pertaining to Decoma’s executive compensation, and, in particular, as described in Decoma’s management information circular/proxy statement filed April 5, 2004 on SEDAR (from and including “Compensation of Directors and Executive Officers” on page 8 to and including “Shareholder Performance Review Graph” on page 15) and in note 15 to Decoma’s audited annual consolidated financial statements for each of the years ended December 31, 2003 and December 31, 2002, is incorporated by reference in this Circular.

*	In December 2003, the Canadian Institute of Chartered Accountants issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes the standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. Decoma adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to Decoma’s consolidated balance sheet as at December 31, 2003 are disclosed in note 5 of the notes to Decoma’s unaudited interim consolidated financial statements contained in the interim report to shareholders for the three and nine-month periods ended September 30, 2004. The retroactive changes to Decoma’s consolidated balance sheet as at December 31, 2002 are not materially different than the December 31, 2003 changes. The impact of this accounting policy change on reported net income for the years ended December 31, 2003 and 2002 was not material.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      None of the current or former directors, executive officers, senior officers or employees of the Corporation or its subsidiaries, nor any associates of such persons, were indebted at any time during fiscal 2004, to the Corporation or its subsidiaries in connection with the purchase of securities of the Corporation or its subsidiaries. As of the Record Date, the aggregate amount of indebtedness to the Corporation or its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was nil in the case of employees of the Corporation and its subsidiaries. Excluding routine indebtedness, as of the Record Date, none of the current or former directors, executive officers and senior officers of the Corporation, nor any associates of such persons, were indebted to the Corporation or its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of the Corporation are Ernst & Young LLP.

      The transfer agent and registrar for the Decoma Class A Subordinate Voting Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

LEGAL MATTERS

      Torys LLP, Canadian and U.S. legal counsel to Decoma, has advised Decoma with respect to certain legal matters disclosed in this Circular. Stikeman Elliott LLP has advised the Special Committee with respect to certain Canadian legal matters relating to the Arrangement, including the Arrangement Agreement and the Plan of Arrangement.

      As at the date of this Circular, partners and associates of Torys LLP and Stikeman Elliott LLP, respectively, owned beneficially, directly or indirectly, less than 1% of the Decoma Class A Subordinate Voting Shares.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

      The Corporation participates with Magna in the purchase of directors’ and officers’ liability insurance, which provides, among other things, coverage for executive liability of up to $295 million per occurrence and in the aggregate for all claims made during each year of the applicable policy period (currently August 1, 2004 to August 1, 2005) for directors and officers of the Corporation and its affiliates (including Magna), subject to a $5 million aggregate deductible for securities claims and a $1 million aggregate deductible for all other claims for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollution laws and regulations. Decoma’s allocation of the premium payable for the executive indemnification portion of this insurance policy is Cdn.$678,865 for the August 1, 2004 to August 1, 2005 policy period.

OTHER BUSINESS

      Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

AUDITORS’ CONSENT

      We have read the Decoma International Inc. (“Decoma”) management information circular/proxy statement (the “Circular”) dated January 28, 2005 relating to the Arrangement (as defined in the Circular). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the Circular of (i) our report dated February 12, 2004 to the shareholders of Decoma on the consolidated balance sheets of Decoma as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003, and (ii) our report dated February 26, 2004 to the shareholders of Magna International Inc. (“Magna”) on the consolidated balance sheets of Magna as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

Toronto, Ontario	(Signed) ERNST & YOUNG LLP

January 28, 2005	Chartered Accountants

CONSENT OF SCOTIA CAPITAL INC.

DATED at Toronto, Ontario, Canada this 28th day of January, 2005.

To: The Board of Directors of

  DECOMA INTERNATIONAL INC. (“Decoma”)

      We refer to the valuation and fairness opinion dated January 13, 2005 (the “Valuation and Fairness Opinion”), which we prepared for the Special Committee of Decoma’s Board of Directors for the Arrangement (as defined in Decoma’s Management Information Circular/ Proxy Statement dated January 28, 2005). We consent to the filing of the Valuation and Fairness Opinion with the Ontario and Quebec securities commissions (and other applicable securities regulatory authorities) and the inclusion of the Valuation and Fairness Opinion, and all references thereto, in this document.

(Signed) SCOTIA CAPITAL INC.

CONSENT OF TORYS LLP

DATED at Toronto, Ontario, Canada this 28th day of January, 2005.

To: The Board of Directors of

  DECOMA INTERNATIONAL INC.

      We consent to the inclusion of our name and opinions in the sections entitled “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this document.

(Signed) TORYS LLP

APPROVAL AND CERTIFICATE

      The contents and mailing of this Circular have been approved by the Decoma Board. This Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Decoma has no knowledge of any material information concerning Magna, or concerning the Magna Class A Subordinate Voting Shares, that has not been generally disclosed.

      DATED at Concord, Ontario on January 28, 2005.

By: (Signed) ALAN J. POWER President and Chief Executive Officer	---------------------------------------------- By: (Signed) S. RANDALL SMALLBONE Executive Vice-President and Chief Financial Officer

On behalf of the Decoma Board

By: (Signed) FRANK E. MACHER Director	---------------------------------------------- By: (Signed) JENNIFER J. JACKSON Director

EXHIBIT A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) involving Decoma International Inc. (“Decoma”), the full text of which is attached as Exhibit C to the Management Information Circular/ Proxy Statement (the “Circular”) of Decoma dated January 28, 2005, as the same may be or may have been modified or amended, is hereby authorized, approved and adopted;

2.	notwithstanding that this resolution has been passed by the Shareholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Decoma are hereby authorized and empowered without further notice to, or approval of, the Shareholders (i) to amend the arrangement agreement entered into between Decoma and Magna International Inc. on January 13, 2005 (the “Arrangement Agreement”) or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.	any one or more officers of Decoma is/are hereby authorized and directed for and on behalf of Decoma and whether under the corporate seal of Decoma or otherwise to execute and to deliver Articles of Arrangement, all such other agreements, instruments, certificates, amendments and other documents and to perform or cause to be performed all such other acts and things as such officer(s) may determine to be required, necessary or desirable in order to implement the Arrangement or otherwise give effect to the foregoing resolutions and the matters authorized hereby, and the execution of any such agreement, instrument, certificate, amendment or other document or the performance of any such act or thing shall be conclusive evidence of such determination by such officer(s).

A-1

EXHIBIT B

ARRANGEMENT AGREEMENT

MAGNA INTERNATIONAL INC.

and

DECOMA INTERNATIONAL INC.

ARRANGEMENT AGREEMENT

January 13, 2005

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION	B-4
1.1 Definitions	B-4
1.2 Currency	B-6
1.3 Sections and Headings	B-6
1.4 Interpretation	B-6
1.5 Entire Agreement	B-6
1.6 Time of Essence	B-6
1.7 Applicable Law	B-6
1.8 Severability	B-6
1.9 Successors and Assigns	B-6
1.10 Amendment and Waivers	B-6
1.11 Business Day	B-7
1.12 Exhibits and Schedules	B-7
ARTICLE 2
THE ARRANGEMENT	B-7
2.1 Plan of Arrangement	B-7
2.2 Implementation Steps by Decoma	B-7
2.3 Decoma Circular and Meeting	B-8
2.4 Interim and Final Orders	B-8
2.5 Securities Compliance	B-8
2.6 Preparation of Filings	B-9
2.7 Fiduciary Duties	B-9
ARTICLE 3
REPRESENTATIONS AND WARRANTIES	B-9
3.1 Representations and Warranties of Decoma	B-9
3.2 Representations and Warranties of Magna	B-11
3.3 Materiality	B-13
3.4 Expiry of Representations and Warranties	B-13
ARTICLE 4
COVENANTS	B-13
4.1 Covenants of Decoma	B-13
4.2 Covenants of Magna	B-14
4.3 Implementation	B-16
4.4 Amalco Continuing Options	B-16
ARTICLE 5
CLOSING CONDITIONS	B-16
5.1 Conditions in Favour of Decoma	B-16
5.2 Conditions in favour of Magna	B-17
ARTICLE 6
TERMINATION	B-18
6.1 Termination	B-18
6.2 Remedies	B-19
6.3 Expenses	B-19
ARTICLE 7
CLOSING ARRANGEMENTS	B-19
7.1 Closing	B-19

ARTICLE 8
MISCELLANEOUS	B-20
8.1 Notices	B-20
8.2 Certain U.S. Tax Matters	B-20
8.3 Counterparts	B-21

ARRANGEMENT AGREEMENT

      THIS AGREEMENT made the 13th day of January, 2005.

      B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Magna”),

-and -

DECOMA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Decoma”).

      WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions.

      For the purposes of this Agreement (including the schedules hereto), unless the context otherwise requires, capitalized terms not otherwise defined below have the respective meanings ascribed thereto in the Plan of Arrangement and the following terms have the respective meanings set out below with grammatical variations having corresponding meanings:

“Agreement” means this agreement, including all exhibits and schedules hereto, and all amendments or restatements as permitted hereunder;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna or any member of the Decoma Group conducts business;

“authorized officers” means, in the case of Magna: Vincent J. Galifi, J. Brian Colburn and Jeffrey O. Palmer; and, in the case of Decoma: Alan J. Power, R. David Benson and S. Randall Smallbone;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under Applicable Laws;

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

“Decoma Assets” means all the property and assets owned or leased by any member of the Decoma Group, whether real or personal, tangible or intangible;

“Decoma Business” means the business and operations currently carried on by the Decoma Group;

“Decoma Business Plan” means, for any financial year, the business plan for such financial year forming part of the three year business plan presented to, and approved by, Decoma’s board of directors, together with the capital expenditures budget for such financial year as separately approved by Decoma’s board of directors, in each case as may be reviewed and/or updated throughout the course of the applicable financial year in presentations made to Decoma’s board of directors;

“Decoma Circular” means the management information circular/proxy statement, including all schedules and exhibits thereto and any amendments or supplements made thereto in accordance with this Agreement;

“Decoma Convertible Debentures” means the Cdn$100 million 6.5% unsecured subordinated convertible debentures of Decoma due March 31, 2010;

“Decoma Group” means Decoma and its Subsidiaries;

“Decoma Material Contract” means any Contract to which any member of the Decoma Group is a party or by which any member of the Decoma Group is bound that is material to the business, operations or prospects of the Decoma Group taken as a whole;

“Decoma Minority Shareholders” means all Decoma Shareholders, excluding Magna and its Subsidiaries;

“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest, option, adverse claim or other encumbrance, or any Contract to create any of the foregoing;

“Magna Material Contract” means any Contract to which Magna or any of its Subsidiaries (excluding any member of the Decoma Group) is a party or by which Magna or any of its Subsidiaries (excluding any member of the Decoma Group) is bound that is material to the business, operations or prospects of Magna and its Subsidiaries taken as a whole;

“Material Adverse Effect”, in respect of a Party, means any matter, event or occurrence that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of that Party and its Subsidiaries, taken as a whole; (ii) has materially impaired or would reasonably be expected to materially impair the ability of such Party to conduct its business in the ordinary course; or (iii) prevents or would reasonably be expected to prevent or significantly delay the completion of the Arrangement or the Party’s ability to perform its obligations under this Agreement, provided that none of the following shall constitute a Material Adverse Effect: (a) matters, events or occurrences in general political, financial or economic conditions, industry trends and similar matters that generally affect the economy in the markets in which that Party and its Subsidiaries do business or the securities markets in Canada or the United States or the industry in which that Party and its Subsidiaries compete and which do not have a materially disproportionate adverse effect on that Party and its Subsidiaries, taken as a whole; (b) matters, events or occurrences resulting from the announcement or implementation of the transaction contemplated by this Agreement and the going-private transactions of Intier Automotive Inc. and Tesma International Inc. announced by Magna on October 25, 2004; and (c) matters, events or occurrences publicly disclosed or disclosed in writing by that Party to an authorized officer of the other Party prior to the execution of this Agreement;

“Outside Date” means May 31, 2005 or such later date as may be mutually agreed from time to time by the Parties;

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form annexed hereto as Exhibit A and any amendments or variations made thereto in accordance with this Agreement or such plan of arrangement;

“Policy Q-27” means Policy Statement Q-27: Protection of minority securityholders in the course of certain transactions of the Autorité des marchés financiers du Québec;

“Pre-Effective Date Period” means the period from the date of this Agreement to the Effective Time;

“Rule 61-501” means Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Ontario Securities Commission;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the OBCA as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest; and

“Valuation and Fairness Opinion” means the formal valuation in respect of the Arrangement prepared in accordance with Rule 61-501 and Policy Q-27 and the fairness opinion in the form delivered by Scotia Capital Inc. to the special committee of Decoma’s board of directors, as described in and appended to the Decoma Circular.

1.2 Currency.

      Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian funds.

1.3 Sections and Headings.

      The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4 Interpretation.

      In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”.

1.5 Entire Agreement.

      This Agreement, together with the documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6 Time of Essence.

      Time shall be of the essence of this Agreement.

1.7 Applicable Law.

      This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province, and each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8 Severability.

      If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, then (a) such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions, and each provision is declared to be separate, severable and distinct, and (b) the Parties shall negotiate in good faith to replace such provision with a valid, legal and enforceable provision having, to the extent possible, the same economic effect as the replaced provision.

1.9 Successors and Assigns.

      This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party.

1.10 Amendment and Waivers.

      No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. Magna acknowledges that this

Agreement is being entered into by it in furtherance of one of three privatization proposals announced by it on October 25, 2004, including proposals in respect of Intier Automotive Inc. (“Intier”) and Tesma International Inc. (“Tesma”). In the event that, prior to the date of the Decoma Meeting, Magna enters into a definitive agreement providing for the privatization of Intier by way of a court-approved plan of arrangement, or the arrangement agreement between Magna and Tesma dated as of December 23, 2004 is amended, and such definitive agreement or amended agreement contains non-pricing terms or conditions that are significantly more advantageous to the non-Magna shareholders of Intier or Tesma, as the case may be, Magna and Decoma will discuss in good faith whether such terms or conditions are equally applicable to the transactions contemplated by this Agreement, having regard to all the circumstances surrounding the respective privatization transactions. Magna and Decoma agree to amend this Agreement to reflect such changes as they may mutually determine, with each party acting reasonably and in good faith, to be so applicable to the transactions contemplated by this Agreement.

1.11 Business Day.

      Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.12 Exhibits and Schedules.

      The following Exhibits and Schedules are attached to and form part of this Agreement:

Exhibit	Description

Exhibit A	Plan of Arrangement
Exhibit B	Decoma Circular

Schedule	Description

Schedule 3.1(d)	Decoma Consents and Approvals
Schedule 3.1(f)	Ownership of Decoma’s Subsidiaries
Schedule 3.2(c)	Magna Consents and Approvals

ARTICLE 2

THE ARRANGEMENT

2.1 Plan of Arrangement.

      Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Sections 5.1 and 5.2, Decoma and Magna agree to complete the Arrangement in accordance with the terms of the Plan of Arrangement.

2.2 Implementation Steps by Decoma.

      Without limiting the generality of Section 2.1, subject to the terms and conditions of this Agreement, Decoma shall take the following actions as soon as reasonably practicable:

(a)	finalize the Decoma Circular and related documentation in connection with the Decoma Meeting in accordance with Section 2.3;

(b)	apply for the Interim Order in accordance with Section 2.4;

(c)	convene and hold the Decoma Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(d)	solicit proxies in respect of the Arrangement Resolution and, for that purpose and at Magna’s expense and direction, using the services of dealers and proxy solicitation agents to solicit proxies in favour of the Arrangement Resolution;

(e)	subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(f)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 7.1, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3 Decoma Circular and Meeting.

(a)	Decoma shall prepare the Decoma Circular and shall permit Magna and its counsel to review and comment on the Decoma Circular, all documents sent with the Decoma Circular, all documents filed with the Court in connection with the transactions contemplated hereby and any amendments thereto. As soon as reasonably practicable and after obtaining the Interim Order, Decoma shall cause the Decoma Circular and other documentation required in connection with the Decoma Meeting to be sent to Decoma Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws. Decoma shall not file or send to Decoma Shareholders the Decoma Circular or other documentation relating to the Decoma Meeting without the approval of Magna, such approval not to be unreasonably withheld or delayed.

(b)	Decoma and, to the extent applicable, Magna shall ensure that the Decoma Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and other Applicable Laws. In particular, Decoma shall ensure that the Decoma Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information provided by Magna).

(c)	Magna shall ensure that any information provided by Magna for inclusion or incorporation by reference into the Decoma Circular does not, as of its date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4 Interim and Final Orders.

(a)	The application referred to in Section 2.2(b) shall request that the Interim Order provide:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Decoma Meeting and the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Arrangement Resolution shall be: (I) 66 2/3% of the votes cast on the Arrangement Resolution by Holders of Decoma Class A Shares, voting separately as a class, present in person or represented by proxy at the Decoma Meeting (such that each Holder of Decoma Class A Shares is entitled to one vote for each Decoma Class A Share held); (II) a written resolution of all Holders of Decoma Class B Shares voting separately as a class; and (III) “minority approval” as required by Rule 61-501 and Policy Q-27;

(iii)	that, in all other respects, the provisions of the by-laws and articles of Decoma, including quorum requirement and all other applicable matters, shall apply in respect of the Decoma Meeting; and

(iv)	for the grant of the Dissent Rights.

(b)	The application for the Final Order referred to in Section 2.2(e) shall advise the Court that the Final Order will be relied upon for purposes of Section 3(a)(10) of the United States Securities Act of 1933 to exempt the issuance of Magna Class A Shares from the registration requirements of such Act.

2.5 Securities Compliance.

      Magna and, to the extent applicable, Decoma shall use their reasonable efforts to obtain all orders required under Applicable Laws from the Governmental Entities to permit the issuance and first resale of the Magna Class A Shares to be issued pursuant to the Arrangement without qualification with, or approval of, or the filing of a prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any applicable securities laws in Canada or the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a “control person” for the purposes of applicable securities laws).

2.6 Preparation of Filings.

(a)	The Parties shall cooperate in:

(i)	the preparation of any application for the orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated hereby; and

(ii)	the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated hereby.

(b)	Each Party shall furnish to the other Party all such information concerning it and its Subsidiaries as may reasonably be required to effect the actions described in Sections 2.3 and 2.5 and the foregoing provisions of this Section 2.6, and each Party covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the transactions contemplated thereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

(c)	Each Party shall promptly notify the other if at any time before the Effective Time it becomes aware that the Decoma Circular or an application for an order described in Sections 2.2, 2.4, 2.5 or 2.6(a)(i) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Decoma Circular or such application. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Decoma Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Decoma Shareholders and/or filed with applicable Governmental Entities.

2.7 Fiduciary Duties.

      Nothing contained herein shall be construed to require the board of directors of either Party to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws as advised by its counsel. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, the board of directors of Decoma may delay the holding of the Decoma Meeting in order to communicate to Decoma Shareholders any decision to change its recommendation or to seek an amendment to the Arrangement, the Interim Order or the terms of this Agreement, consistent, in each case, with the proper discharge of its fiduciary duties, provided that Decoma shall have notified Magna regarding its intention to do any of the foregoing prior to taking any steps in connection therewith.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Decoma.

      Subject to Section 3.3, Decoma represents and warrants to and in favour of Magna as follows and acknowledges that Magna is relying on such representations and warranties in entering into this Agreement:

(a) Existence. Decoma is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

(b) Corporate Authority and Enforceability. Subject to obtaining the shareholder approvals referred to in Sections 5.1(d) and 5.2(d) and the receipt of the Interim Order and the Final Order, Decoma has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Decoma and is a legal, valid and binding obligation of Decoma, enforceable against Decoma by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) Recommendation of Decoma Board of Directors. Prior to the date hereof, the board of directors of Decoma has (i) received the Valuation and Fairness Opinion from Scotia Capital Inc. to the effect that, among other things, as of the date of the fairness opinion forming part of such Valuation and Fairness Opinion, the consideration offered to Holders of Decoma Class A Shares under the Plan of Arrangement is fair, from a financial point of view to Decoma Minority Shareholders, (ii) unanimously determined that the Arrangement is fair to Decoma Minority Shareholders and is in the best interests of Decoma and (iii) unanimously passed a resolution recommending that Decoma Shareholders vote in favour of the Arrangement Resolution.

(d) No Violation. Except for the requirement to obtain the approvals disclosed in Schedule 3.1(d), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Decoma Group under (i) any Decoma Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Decoma Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Decoma Group or (iv) any Applicable Law. Except as disclosed in Schedule 3.1(d), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Decoma Group in connection with the execution and delivery of this Agreement or the consummation by Decoma of the Arrangement.

(e) Share Capital. The authorized share capital of Decoma consists of an unlimited number of Decoma Class A Shares, an unlimited number of Decoma Class B Shares and an unlimited number of Decoma Preferred Shares, issuable in series, of which 51,629,778 Decoma Class A shares, 31,909,091 Decoma Class B Shares, 1,000,000 Convertible Preferred Shares, Series 4 and 1,000,000 Convertible Preferred Shares, Series 5 are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, Decoma Options to acquire an aggregate of 2,824,000 Decoma Class A Shares have been granted and are outstanding. Except for such Decoma Options and the conversion privileges attached to the Decoma Class B Shares, the Decoma Convertible Debentures and the Decoma Preferred Shares outstanding, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Decoma to issue or sell any shares of Decoma or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Decoma. All Decoma Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. Other than the Decoma Convertible Debentures, there are no bonds, debentures or other evidences of indebtedness of Decoma outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with Decoma Shareholders on any matter. No holder of securities issued by Decoma, except Magna, has any right to compel Decoma to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

(f) Decoma Subsidiaries. Except as disclosed in Schedule 3.1(f), Decoma (directly or indirectly through one or more of its Subsidiaries) owns beneficially all the issued and outstanding shares or other ownership, voting or economic interests in each of Decoma’s Subsidiaries, free and clear of all Encumbrances. Except as disclosed in Schedule 3.1(f), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any Subsidiary of Decoma to issue or sell any of its shares or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Subsidiary. All shares or other ownership, voting or economic interests outstanding in each of Decoma’s Subsidiaries have been duly authorized and validly issued. There are no bonds, debentures or other evidences of indebtedness of any Subsidiary of Decoma outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with such Subsidiary’s shareholders on any matter. Each Subsidiary of Decoma is validly existing under the laws of its jurisdiction of formation and has all necessary power and authority to carry on its business as now conducted and to own or lease and operate its assets.

(g) Absence of Unusual Transactions or Events. Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, since December 31, 2003: (i) the Decoma Business has been carried on only in the ordinary course of business, consistent with past practice or in accordance with the Decoma Business Plan; and (ii) no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Decoma.

(h) Absence of Litigation. Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of any member of the Decoma Group) in respect of which any member of the Decoma Group is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Decoma, which are threatened against or would reasonably be expected to affect any member of the Decoma Group at law or in equity or before or by any Governmental Entity, and no authorized officer of Decoma is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

(i) No Undisclosed Liabilities. There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of any member of the Decoma Group other than those:

(i)	disclosed or reflected in the unaudited consolidated financial statements of Decoma for the nine months ended September 30, 2004;

(ii)	arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

(iii)	arising after September 30, 2004 in the ordinary course of business; or

(iv)	publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement.

(j) Reporting Issuer Status. Decoma is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Decoma under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Decoma has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.2 Representations and Warranties of Magna.

      Subject to Section 3.3, Magna represents and warrants to and in favour of Decoma as follows and acknowledges that Decoma is relying on such representations and warranties in entering into this Agreement:

(a) Existence. Magna is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

(b) Corporate Authority and Enforceability. Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by Decoma in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Violation. Except for the requirement to obtain the approvals disclosed in Schedule 3.2(c), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Magna or its Subsidiaries (excluding members of the Decoma Group) under (i) any Magna Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Magna, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Magna or (iv) any Applicable Law. Except as disclosed in Schedule 3.2(c), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Magna in connection with the execution and delivery of this Agreement or the consummation by Magna of the Arrangement.

(d) Magna Shares. The Magna Class A Shares required to be issued pursuant to the Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a “control person” for the purposes of applicable securities laws). The Magna Class A Shares to be issued upon the exercise of Magna Replacement Options and Amalco Continuing Options have been duly authorized and, when issued upon the exercise of such options and payment in full of the relevant exercise or subscription price, will be validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a “control person” for the purposes of applicable securities laws).

(e) Share Capital. The authorized share capital of Magna consists of an unlimited number of Magna Class A Shares, 1,412,341 Magna Class B Shares and 99,760,000 Preferred Shares, issuable in series, of which 95,850,376 Magna Class A shares, 1,093,983 Magna Class B Shares and no Magna Preferred Shares are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, Magna Options to acquire an aggregate of 2,614,376 Magna Class A Shares have been granted and are outstanding. Except for such Magna Options and the conversion privileges attached to the Magna Class B Shares outstanding or as contemplated by this Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna. All Magna Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

(f) Absence of Litigation. Except as publicly disclosed or disclosed to an authorized officer of Decoma prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of Magna) in respect of which Magna is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Magna, which are threatened against or would reasonably be expected to affect Magna at law or in equity or before or by any Governmental Entity, and no authorized officer of Magna is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

(g) No Material Adverse Effect. Except as publicly disclosed, since December 31, 2003, no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Magna.

(h) No Undisclosed Liabilities. There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of Magna or its Subsidiaries (excluding members of the Decoma Group), other than those:

(i)	disclosed or reflected in the unaudited consolidated financial statements of Magna for the nine months ended September 30, 2004;

(ii)	arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

(iii)	arising after September 30, 2004 in the ordinary course of business; or

(iv)	publicly disclosed or disclosed to an authorized officer of Decoma prior to the execution of this Agreement.

(i) Reporting Issuer Status. Magna is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Magna under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Magna has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.3 Materiality.

      Each of the representations and warranties in Sections 3.1 and 3.2, other than the representations and warranties in Sections 3.1(c), 3.1(g)(ii), 3.2(d) and 3.2(g) shall be deemed for all purposes of this Agreement to be true and correct unless any inaccuracy of the representation and warranty constitutes a Material Adverse Effect for the Party making the representation and warranty.

3.4 Expiry of Representations and Warranties.

      All representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall terminate on the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

ARTICLE 4

COVENANTS

4.1 Covenants of Decoma.

      Without in any way limiting the obligations of Decoma under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Decoma and Magna during the Pre-Effective Date Period:

(a) Conduct Business in the Ordinary Course. Decoma shall (i) cause the Decoma Group to conduct the Decoma Business in all material respects in the ordinary course of business, consistent with past practice or in accordance with the Decoma Business Plan, and (ii) not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

(b) Litigation. Decoma shall promptly supply to Magna copies of all litigation or legal proceedings pertaining to the Decoma Business or any member of the Decoma Group which may arise subsequent to the execution of this Agreement (subject to such precautions as Decoma may reasonably require to protect matters of privilege for Decoma) and shall also advise Magna promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to the Decoma Business or any member of the Decoma Group which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Decoma;

(c) No Distributions. Decoma shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Decoma, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice;

(d) No Issuance. Decoma shall not issue or agree to issue any shares or other equity securities, other than in connection with the exercise of options granted under the Decoma Stock Option Plan or the conversion of Decoma Class B Shares, the Decoma Convertible Debentures or the Decoma Preferred Shares into Decoma Class A Shares in accordance with their terms, or grant any options or rights to purchase or otherwise acquire any such shares or securities other than the grant of options to officers and/or employees of Decoma in the ordinary course in accordance with Decoma’s compensation review practices;

(e) Maintenance of Assets. Decoma shall not permit any member of the Decoma Group to sell, loan, encumber or otherwise dispose of any material portion of the Decoma Assets other than in the ordinary course of business or in accordance with the Decoma Business Plan;

(f) Corporate Actions. Except to the extent necessary to carry out its obligations under this Agreement, Decoma shall not:

(i)	amend its articles, by-laws or other organizational documents;

(ii)	acquire, or agree to acquire, whether by way of purchase of shares or assets, amalgamation, merger, consolidation, lease or otherwise, any business undertaking that would be material to the Decoma Business, taken as a whole, or the consolidated financial condition of Decoma, except in accordance with the Decoma Business Plan or as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement; or

(iii)	incur any indebtedness for borrowed money, issue or sell any debt securities or guarantee the payment of any indebtedness for borrowed money, except (A) intercompany advances and payments as part of its usual banking and financing arrangements or other transactions in the ordinary course of business, consistent with past practice, (B) actions taken in accordance with the Decoma Business Plan, or (C) as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement;

(g) Notice of Certain Events. Decoma shall promptly advise an authorized officer of Magna orally and, if then requested by Magna, in writing if Decoma becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Decoma in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

(ii)	any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Decoma;

(h) Proxy, Voting and Cash Election Results. Advise Magna as requested, and on a daily basis on each of the last seven Business Days prior to the Decoma Meeting, as to the aggregate tally of the proxies, votes and Cash Elections received in respect of the Decoma Meeting and the Arrangement;

(i) Dissent Rights and Security Holder Claims. Provide Magna with a copy of any purported exercise of Dissent Rights and written communications with any Holders of Decoma Class A Shares exercising or purporting to exercise Dissent Rights, and not settle or compromise any claim brought by any present, former or purported Holder of Decoma Class A Shares in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise;

(j) Pre-Closing Reorganizations. If requested by Magna, during the Pre-Effective Date Period, Decoma will use commercially reasonable efforts to maximize present and future planning opportunities for Magna and Decoma as a division of Magna as and to the extent that the same shall not prejudice Decoma, such prejudice to be determined as if the Arrangement were not completed, and provided that (i) the amount of consideration to be paid to Decoma Shareholders is not decreased and the nature of consideration will not change, (ii) any transactions undertaken in furtherance of such opportunities will not unreasonably delay or impede the carrying out of the Arrangement, and (iii) any such transaction will not otherwise adversely affect Decoma Shareholders, holders of Decoma Convertible Debentures or holders of Decoma Options. If, at the request of Magna, Decoma effects any transaction before the Effective Date for such purposes, Magna will be responsible for all unwinding costs if the Arrangement is not consummated; and

(k) Solicitation of Proxies. Magna shall be permitted to solicit proxies on behalf of management of Decoma in respect of the Arrangement Resolution.

4.2 Covenants of Magna.

      Without in any way limiting the obligations of Magna under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Decoma and Magna during the Pre-Effective Date Period:

(a) Valuation and Fairness Opinion. Magna shall pay the reasonable and documented fees and expenses of Scotia Capital Inc. in respect of the Valuation and Fairness Opinion;

(b) Litigation. Magna shall advise Decoma promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to Magna’s business or Magna which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Magna;

(c) Restriction on Certain Activities. Magna shall not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

(d) No Distributions. Magna shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Magna, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice, unless Magna correspondingly adjusts the Exchange Ratio to reflect such non-ordinary-course quarterly cash dividends or other distributions;

(e) Notice of Certain Events. Magna shall promptly advise an authorized officer of Decoma orally and, if then requested by Decoma, in writing if Magna becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Magna in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

(ii)	any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Magna;

(f) Listing of Magna Class A Shares. Magna shall use commercially reasonable efforts to cause the listing on the TSX and NYSE of the Magna Class A Shares to be issued at the Effective Time and upon the exercise of Magna Replacement Options and Amalco Continuing Options, and, effective upon the completion of the Arrangement, the de-listing from the TSX and NASDAQ of the Decoma Class A Shares;

(g) Deposit of Consideration. In accordance with the Plan of Arrangement and subject to the terms and conditions of this Agreement, Magna shall deposit or cause to be deposited with the Depositary the aggregate cash purchase price, the Magna Class A Shares and the Magna Replacement Options deliverable by Magna and Magna Subco under the Plan of Arrangement;

(h) Directors and Officers Insurance. From the Effective Time up to July 31, 2005, Magna shall maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its Subsidiaries, including the current directors and officers of Decoma in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna shall use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis that is consistent in terms of risks insured and policy limits with general industry practices at the time of such renewal for similarly-situated global public companies, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna’s existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such directors and officers liability insurance in such manner as may be approved by a majority of Magna’s outside directors, in which case any such renewal insurance policy in effect during such period shall continue to benefit the current outside directors of Decoma in respect of their activities up to the Effective Time (to the extent available) on the same basis as the outside directors of Magna. The provisions of this paragraph (h) are intended to be for the benefit of, and will be enforceable by, each indemnified person, his or her heirs and representatives.

(i) Indemnities. Decoma’s obligations pursuant to indemnities provided or available to past and present directors and officers of Decoma pursuant to the provisions of Decoma’s articles of incorporation and bylaws, Applicable Laws and any written indemnity agreements entered into between Decoma and such directors or officers shall continue in full force and effect (and the relevant provisions of Decoma’s articles of incorporation, bylaws and such written indemnity agreements shall not be amended or modified to reduce such obligations in any respect) in accordance with their terms. In addition, to the extent permitted by Applicable Laws, for a period of six (6) years from the Effective Time Magna agrees to indemnify the directors of Decoma for any liability they incur as a result of the performance of their obligations under this Agreement to the extent such liability is not covered by any directors and officers liability insurance policy or under the articles and by laws or indemnity agreements referred to above. The provisions of this paragraph (i) are intended to be for the benefit of, and will be enforceable by, each indemnified person and his or her heirs and representatives. Nothing herein shall limit the right of Magna to cause Decoma’s Subsidiaries to be amalgamated or merged into or otherwise combined with any other entity;

(j) Voting. Magna shall vote, and shall cause its Subsidiaries to vote, any Decoma Shares held by them in favour of the Arrangement;

(k) Magna Class A Shares. Magna shall not make any change in or reclassify the Magna Class A Shares, including by way of consolidation, subdivision, amalgamation, arrangement or merger or a similar transaction, unless Magna and Decoma agree to amend the Plan of Arrangement in an appropriate manner; and

(l) Decoma Options. Magna shall take all actions necessary to support the exchange of the Decoma Options for Magna Replacement Options in accordance with the terms set out in the Plan of Arrangement.

(m) Decoma Convertible Debentures. Magna shall, with the cooperation of Decoma, take all steps required by Applicable Laws and the trust indenture (the “Indenture”) dated March 27, 2003 between Decoma and Computershare Trust Company of Canada (the “Trustee”) in respect of the Decoma Convertible Debentures to assume the liabilities and obligations of Decoma under the Indenture and the Decoma Convertible Debentures from the Magna Amalgamation, including providing for the conversion (with necessary changes to reflect the Exchange Ratio) of the Decoma Convertible Debentures into Magna Class A Shares on the terms (except as to conversion price and securities deliverable on conversion) set out therein.

4.3 Implementation.

      (a)  Satisfaction of Conditions. Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such measures as are lawful and within its power or control to implement the Arrangement as of the Effective Date in accordance with the terms of this Agreement.

      (b)  Consultation. The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement, the Plan of Arrangement and the Arrangement and in making any filing with any Governmental Entity with respect thereto. Subject to Applicable Laws, each Party shall use its reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof. The Parties agree to issue jointly a press release with respect to the execution of this Agreement as soon as practicable in a form acceptable to both Parties, and each of the Parties agrees to file a copy of this Agreement with the relevant Governmental Entities, if any, as required by Applicable Laws. Each Party agrees not to make any public statement that is inconsistent with such press release.

4.4 Amalco Continuing Options.

      Magna and Decoma agree that upon the exercise, after the Magna Amalgamation, of any Amalco Continuing Options in accordance with the terms thereof, Magna shall issue and deliver to the holder of the exercised Amalco Continuing Options that number of Magna Class A Shares that are subject to the exercise of the Amalco Continuing Options.

ARTICLE 5

CLOSING CONDITIONS

5.1 Conditions in Favour of Decoma.

      The obligations of Decoma hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Decoma, any of which may be waived in writing by Decoma:

(a) Representations and Warranties. The representations and warranties of Magna contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Decoma, such certificate to be in form and substance satisfactory to Decoma, acting reasonably;

(b) Covenants. Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Decoma, such certificate to be in form and substance satisfactory to Decoma, acting reasonably;

(c) No Material Adverse Effect. No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Magna;

(d) Decoma Shareholder Approvals. The Arrangement Resolution shall have been approved by Decoma Shareholders as required by the Interim Order;

(e) Orders. Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Decoma, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Decoma, acting reasonably, on appeal or otherwise;

(f) Articles of Arrangement. The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Decoma, acting reasonably;

(g) No Termination of Agreement. This Agreement shall not have been terminated in accordance with its terms;

(h) No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

(i) No Cease Trade Order. No cease trading or stop order shall have been issued and remain in effect with respect to Magna Class A Shares or the Decoma Class A Shares;

(j) Regulatory Approvals. Magna and Decoma shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Decoma, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms; and

(k) Listing of Magna Shares. The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Amalco Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements, and shall be freely tradable under currently applicable securities laws in Canada and the United States or pursuant to the currently applicable rules and regulations of any Governmental Entity administering such laws.

      Decoma may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 if the condition precedent would have been satisfied but for a material default by Decoma in complying with its obligations under this Agreement.

5.2 Conditions in favour of Magna.

      The obligations of Magna hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a) Representations and Warranties. The representations and warranties of Decoma contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Decoma by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(b) Covenants. Decoma shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Decoma by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(c) No Material Adverse Effect. No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Decoma;

(d) Decoma Shareholder Approvals. The Arrangement Resolution shall have been approved by Decoma Shareholders as required by the Interim Order;

(e) Orders. Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna, acting reasonably, on appeal or otherwise;

(f) Articles of Arrangement. The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna, acting reasonably;

(g) No Termination of Agreement. This Agreement shall not have been terminated in accordance with its terms;

(h) No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

(i) No Cease Trade Order. No cease trading or stop order shall have been issued and remain in effect with respect to the Magna Class A Shares or the Decoma Class A Shares;

(j) Regulatory Approvals. Magna and Decoma shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Magna, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms;

(k) Listing of Magna Shares. The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Amalco Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements; and

(l) Dissent Rights. Holders of Decoma Class A Shares representing less than five percent (5.0%) of the number of Decoma Class A Shares outstanding on the date of this Agreement shall have exercised Dissent Rights that have not been withdrawn.

      Magna may not rely on the failure to satisfy any of the conditions precedent in Section 5.2 if the condition precedent would have been satisfied but for a material default by Magna in complying with its obligations under this Agreement.

ARTICLE 6

TERMINATION

6.1 Termination.

      (a)  If any condition contained in Section 5.1 is not satisfied or is not waived by Decoma at or before the Effective Time, then Decoma may, subject to the last paragraph of Section 5.1, by notice to Magna terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

      (b)  If any condition contained in Section 5.2 is not satisfied or is not waived by Magna at or before the Effective Time, then Magna may, subject to the last paragraph of Section 5.2, by notice to Decoma terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

      (c)  This Agreement may be terminated by the mutual agreement of the Parties prior to the Effective Time, whether before or after the Decoma Meeting (and for greater certainty, without further action on the part of the Decoma Shareholders if terminated after the Decoma Meeting).

      (d)  This Agreement may be terminated by Magna if the board of directors of Decoma fails to recommend the Arrangement, withdraws or modifies in a manner adverse to Magna its approval or recommendation of the Arrangement, this Agreement or the transactions contemplated hereby or shall fail to reaffirm such approval or recommendation within three Business Days of receipt of any written request to do so by Magna.

      (e)  If the Effective Date has not occurred on or prior to the Outside Date then, unless otherwise agreed in writing by the Parties, either Party may terminate this Agreement provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to a Party if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Section 5.1 or Section 5.2 (as applicable) not having been satisfied prior to the Outside Date.

      Where action is taken to terminate this Agreement pursuant to this Section 6.1 it shall be sufficient for such action to be authorized by the board of directors of the Party taking such action.

6.2 Remedies.

(a)	In the event of the valid termination of this Agreement by either Party as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of either Party or their respective officers or directors hereunder, except that (i) the provisions of Section 4.2(a) (Valuation and Fairness Opinion), Section 4.3(b) (Consultation), Section 6.3 (Expenses), and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

(b)	Except as provided in Section 6.2(a), and in respect of the provisions listed therein (other than Section 4.3(b)), neither Party shall have any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of this Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other Party shall be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of this Agreement and the Plan of Arrangement and shall not be entitled to, and hereby waives, any other rights or remedies at law, in equity or otherwise.

6.3 Expenses.

      Each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement; provided, however, that in addition to its payment obligations in respect of the solicitation of proxies at Magna’s direction under Section 2.2(d) and the Valuation and Fairness Opinion under Section 4.2(a), in the event that Decoma is not in default of its obligations under this Agreement in any material respect and (unless this Agreement has been terminated by Magna pursuant to Section 6.1(d) or by Decoma pursuant to Section 6.1(a) because Magna is in default of its obligations under this Agreement in any material respect) Decoma submits the Arrangement Resolution to Decoma Shareholders for their consideration at the Decoma Meeting in accordance with the Interim Order, Magna shall reimburse Decoma for all reasonable and documented out-of-pocket costs reasonably incurred by Decoma in connection with the transactions contemplated by this Agreement up to a maximum of $2,000,000.

ARTICLE 7

CLOSING ARRANGEMENTS

7.1 Closing.

      The Parties shall cause the Effective Date to be the first day of the fiscal month immediately following the fiscal month in which all conditions in Sections 5.1 and 5.2 have been satisfied or waived by the Party entitled to the benefit thereof or such other date as the Parties may mutually determine. For certainty, the Parties confirm that Decoma’s second fiscal month of 2005 ends on March 5, 2005, and that its third fiscal month of 2005 ends on April 2, 2005. Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 9:00 a.m. on the Effective Date or at such other place, date and time as the Parties may mutually agree. Each Party shall deliver, at the closing of the Arrangement, such certificates, resolutions and other customary closing documents as may be required by the other Party, acting reasonably.

ARTICLE 8

MISCELLANEOUS

8.1 Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna, at:
337 Magna Drive Aurora, Ontario L4G 7K1
	Attention:	Executive Vice-President, Special Projects and Secretary
	Telecopier No.:	(905) 726-2603
with a copy to:
Osler, Hoskin & Harcourt LLP 1 First Canadian Place 66th Floor, 100 King Street West Toronto, Ontario M5X 1B8
	Attention:	Jean M. Fraser
	Telecopier No.:	(416) 862-6666
(ii)	If to Decoma at:
Decoma International Inc. 50 Casmir Court Concord, Ontario L4K 4J5
	Attention:	Executive Vice-President, Secretary and General Counsel
	Telecopier No.:	(905) 669-5075
with a copy to:
Torys LLP Suite 3000 79 Wellington Street West Box 270, TD Centre Toronto, Ontario M5K 1N2
	Attention:	Brian Davis
	Telecopier No.:	(416) 865-7380

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

8.2 Certain U.S. Tax Matters.

      The parties to this Agreement intend that (i) for U.S. federal income tax purposes, the Magna Amalgamation shall constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, to Magna and its shareholders, and (ii) this Agreement and the Plan of Arrangement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-1(c).

8.3 Counterparts.

      This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

      IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:

Vincent J. Galifi
Executive Vice President and
Chief Financial Officer

By:

Jeffrey O. Palmer
Executive Vice President

DECOMA INTERNATIONAL INC.

By:

Alan J. Power
President and Chief Executive Officer

By:

R. David Benson
Executive Vice-President, Secretary
and General Counsel

EXHIBIT A

PLAN OF ARRANGEMENT

(THE PLAN OF ARRANGEMENT IS INCLUDED AS EXHIBIT “C” TO THE CIRCULAR)

SCHEDULE 3.1(d)

DECOMA CONSENTS AND APPROVALS

1.	Approval of the Trustee under Article 9 of the Trust Indenture dated March 27, 2003 providing for the issue of the Decoma Convertible Debentures.

2.	Approval of the Lenders, Agents and Majority Lenders under sections 14.3(5) and 16.3 of the Credit Agreement dated September 30, 2004.

3.	Such consents and approvals as may be required under the terms of the Interim Order.

SCHEDULE 3.1(f)

OWNERSHIP OF DECOMA’S SUBSIDIARIES

      None.

SCHEDULE 3.2(c)

MAGNA CONSENTS AND APPROVALS

1.	Orders required under Applicable Laws from Canadian securities regulatory authorities in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

2.	TSX listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

3.	NYSE listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

4.	Exemption pursuant to subdivision 1(l) of Section 359-f of the General Business Law of the State of New York in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

EXHIBIT C

PLAN OF ARRANGEMENT

DECOMA INTERNATIONAL INC.

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1 Definitions.

      In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation continuing from the Amalgamation;

“Amalco Board of Directors” means the board of directors of Amalco;

“Amalco Common Share” means a common share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

“Amalco Continuing Options” means all Decoma Options, other than Decoma Exchange Elected Options;

“Amalco Redeemable Preferred Share” means a redeemable preferred share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

“Amalco Shares” means Amalco Common Shares, Amalco Redeemable Preferred Shares and Amalco Special Shares;

“Amalco Special Share” means a special share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

“Amalgamation” means the amalgamation of Decoma and Magna Subco described in Section 2.2(b) hereto;

“Arrangement” means the arrangement of Decoma under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 5 or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the Arrangement Agreement made as of January 13, 2005 between Magna and Decoma, as amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of Decoma in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement;

“Average Market Price” means the amount (rounded to the nearest one hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Shares on the TSX for the five (5) consecutive trading days ending on the last trading day immediately preceding the Effective Date;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under applicable laws;

“Cash Consideration Elected Share” means, subject to Section 2.4, a Decoma Class A Share in respect of which a Decoma Shareholder has made a Cash Election;

“Cash Elected Consideration” means a cash amount per Decoma Class A Share (rounded to the nearest one hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price and “aggregate Cash Elected Consideration” means Cash Elected Consideration multiplied by the total number of Cash Consideration Elected Shares without regard to Section 2.4;

“Cash Election” means the election of a Decoma Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration via an Amalco Redeemable Preferred Share in respect of a Decoma Class A Share;

“Certifïcates” means the certificates giving effect to the Arrangement, issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Court” means the Superior Court of Justice (Ontario);

“Decoma” means Decoma International Inc., a corporation governed by the OBCA;

“Decoma Circular” means the notice of the Decoma Meeting and accompanying management information circular/proxy statement, including all exhibits thereto, to be sent to Decoma Shareholders in connection with the Decoma Meeting;

“Decoma Class A Share” means a Class A Subordinate Voting Share in the capital of Decoma;

“Decoma Class B Share” means a Class B Share in the capital of Decoma;

“Decoma Preferred Shares” means the Convertible Preferred Shares, Series 4 and Convertible Preferred Shares, Series 5 in the capital of Decoma;

“Decoma Exchange Elected Option” means a Decoma Option in respect of which the Holder thereof has elected in the Option Election Form to exchange such Decoma Option for a Magna Replacement Option;

“Decoma Meeting” means the special meeting of Holders of Decoma Class A Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement;

“Decoma Meeting Date” means the date of the Decoma Meeting;

“Decoma Options” means all options to acquire Decoma Class A Shares outstanding as of the Effective Time under the Decoma Stock Option Plan;

“Decoma Shareholder” means a Holder of Decoma Shares;

“Decoma Shares” means Decoma Class A Shares, Decoma Class B Shares and Decoma Preferred Shares;

“Decoma Stock Option Plan” means the Decoma Amended and Restated Incentive Stock Option Plan approved by the board of directors of Decoma on July 7, 2000 and approved by Decoma Shareholders on December 6, 2003, as amended to the date of the Arrangement Agreement;

“Depositary” means Computershare Trust Company of Canada or Computershare Trust Company Inc. at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1;

“Dissenting Shareholder” means any Decoma Shareholder who has properly exercised its Dissent Rights in accordance with Section 3.1, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Decoma Class A Shares;

“Effective Date” means the date shown on the Certificates;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Election Deadline” means the time that is 48 hours, excluding Saturdays and holidays, preceding the scheduled time of the Decoma Meeting;

“Exchange Ratio” means 0.1453;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the TSX, NYSE and The NASDAQ National Market, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holders” means, when used with reference to a class of securities, the holders of such securities shown from time to time in the register maintained by the issuer thereof in respect of such securities;

“Interim Order” means the interim order of the Court, as such order may be amended from time to time, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time;

“Letter of Transmittal” means the letter of transmittal and cash election form for use by Holders of Decoma Class A Shares, in the form accompanying the Decoma Circular;

“Magna” means Magna International Inc., a corporation governed by the OBCA and, following the Magna Amalgamation, the corporation continuing from the Magna Amalgamation;

“Magna Amalgamation” means the short form amalgamation of Magna and Amalco described in Section 2.2(e);

“Magna Class A Share” means a Class A Subordinate Voting Share in the capital of Magna;

“Magna Replacement Options” has the meaning ascribed thereto in Section 2.2(a);

“Magna Subco” means 1265058 Ontario Inc., a wholly-owned subsidiary of Magna existing under the OBCA, which, at the Effective Time, will be the Holder of all or a portion of the Decoma Shares then owned, directly or indirectly, by Magna;

“Magna Subco Class A Share” means a Class A Subordinate Voting Share in the capital of Magna Subco;

“Magna Subco Class B Share” means a Class B Share in the capital of Magna Subco;

“Magna Subco Shares” means Magna Subco Class A Shares and Magna Subco Class B Shares;

“Maximum Cash Consideration” means $150,000,000;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time;

“Option Election Form” means the election form for use by Holders of Decoma Options under which such Holders may elect to exchange Decoma Options for Magna Replacement Options under this Plan of Arrangement;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Share Consideration” means a fraction of a Magna Class A Share equal to the Exchange Ratio;

“Share Consideration Shares” means any Decoma Class A Shares other than Cash Consideration Elected Shares; and

“TSX” means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

      The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender.

      In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender include all genders.

1.4 Date for any Action.

      In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5 Currency.

      All references to currency herein are to Canadian dollars unless otherwise specified.

1.6 Statutory References.

      Except as expressly provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

THE ARRANGEMENT

2.1 Binding Effect.

      This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (a) Decoma, (b) Magna, (c) Magna Subco, (d) Amalco, (e) all Holders and beneficial holders of Decoma Shares (including Dissenting Shareholders), Magna Subco Shares and Amalco Shares, and (f) all Holders of Decoma Options, Amalco Continuing Options and Magna Replacement Options.

2.2 The Arrangement.

      Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except as expressly noted below) without any further act or formality:

(a)	each Decoma Exchange Elected Option outstanding at the Effective Time will be exchanged for an option of Magna (a “Magna Replacement Option”) to purchase the number of Magna Class A Shares equal to the Exchange Ratio multiplied by the number of Decoma Class A Shares that could be purchased under such Decoma Exchange Elected Option if such Decoma Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time. Such Magna Replacement Option shall provide for an exercise price per Magna Class A Share equal to the exercise price per Decoma Class A Share of such Decoma Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a Magna Replacement Option of any particular Holder thereof being exercisable for a total number of Magna Class A Shares that includes a fraction of a Magna Class A Share, then the total number of Magna Class A Shares subject to such Holder’s Magna Replacement Option shall be rounded down to the next whole number of Magna Class A Shares. Subject to the foregoing provisions of this Section 2.2(a), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will be the same as the terms and conditions of such Decoma Exchange Elected Option and any document or agreement previously evidencing such Decoma Exchange Elected Option shall evidence and be deemed to evidence such Magna Replacement Option;

(b)	Magna Subco and Decoma (sometimes referred to hereinafter in this Section 2.2(b) as “predecessor corporations”) will amalgamate to form Amalco with the same effect as if section 179 of the OBCA were applicable to the Amalgamation, and in connection with the Amalgamation:

(i)	each Share Consideration Share held by a Decoma Shareholder (other than Magna Subco and Dissenting Shareholders) will be converted into an Amalco Special Share;

(ii)	each Cash Consideration Elected Share held by Decoma Shareholder (other than Magna Subco) will be converted into an Amalco Redeemable Preferred Share;

(iii)	all Decoma Shares held by Magna Subco will be cancelled for no consideration;

(iv)	each Magna Subco Class A Share and each Magna Subco Class B Share will be converted into an Amalco Common Share;

(v)	Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations;

(vi)	a conviction against, or ruling, order or judgment in favour or against a predecessor corporation may be enforced by or against Amalco;

(vii)	the Articles of Arrangement will be deemed to be the articles of amalgamation of Amalco and, except for the purposes of section 117(1) of the OBCA, the Certificate giving effect to the Amalgamation will be deemed to be the certificate of amalgamation of Amalco;

(viii)	the name of the corporation continuing from the Amalgamation shall be “Decoma Amalco International Inc.”;

(ix)	the registered office of Amalco shall be in the City of Concord in the Province of Ontario;

(x)	the authorized capital of Amalco shall consist of an unlimited number of Amalco Common Shares, an unlimited number of Amalco Special Shares and an unlimited number of Amalco Redeemable Preferred Shares;

(xi)	there shall be no restrictions on the business which Amalco is authorized to carry on or on the powers Amalco may exercise;

(xii)	the by-laws of Decoma shall be the by-laws of Amalco until repealed, amended, altered or added to;

(xiii)	the number of directors of Amalco shall be such number not less than one (1) and not more than ten (10) as the Amalco Board of Directors may from time to time determine;

(xiv)	the directors of Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of Amalco; and

(xv)	the number of the first directors shall be three (3) and the first directors of Amalco shall be the persons set out below, who shall hold office until the first annual meeting of Amalco or until their successors are elected or appointed;

First name, initials	Address for service, giving	Resident Canadian:
and surname	Street & No. or R.R. No.	Yes or No

Vincent J. Galifi	130 Greenbrooke Drive Woodbridge, Ontario L4L 8L1	Yes
J. Brian Colburn	80 Bayview Ridge North York, Ontario M2L 1E6	Yes
Jeffrey O. Palmer	1403 Tamworth Court Burlington, Ontario L7P 4V3	Yes

(c)	immediately following the Amalgamation, each Amalco Redeemable Preferred Share will be redeemed by Amalco at a redemption price equal to the Cash Elected Consideration;

(d)	immediately following the Amalgamation, each Amalco Special Share will be transferred by the Holder thereof to Magna in exchange for the Share Consideration; and

(e)	Magna and Amalco (sometimes referred to hereinafter in this Section 2.2(e) as “predecessor corporations”) will amalgamate to continue as Magna International Inc. with the same effect as if sections 177 and 179 of the OBCA were applicable to the Magna Amalgamation and in connection with the Magna Amalgamation:

(i)	Magna International Inc. will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations;

(ii)	a conviction against, or ruling, order or judgment in favour or against a predecessor corporation may be enforced by or against Magna International Inc.;

(iii)	all Amalco Shares will be cancelled by Amalco for no consideration;

(iv)	the by-laws of Magna International Inc. following the Magna Amalgamation shall be the same as the by-laws of Magna prior to the Effective Date; and

(v)	the Articles of Arrangement will be deemed to be the articles of amalgamation of Magna International Inc. and shall include the information set out in Schedule 2.2(e) and, except for the purposes of Section 117(1) of the OBCA, the Certificate giving effect to the Magna Amalgamation will be deemed to be the certificate of incorporation of Magna International Inc.

(f)	each Amalco Continuing Option outstanding at the Effective Time will remain outstanding in accordance with its terms and the adjustment provisions in the Amalco Continuing Options will thereafter apply. For greater certainty, it is confirmed that, for the purposes of such adjustment provisions as they relate to the transactions contemplated by this Plan of Arrangement, each Amalco Continuing Option will thereafter entitle the Holder to purchase from Magna (as successor to Decoma following the Amalgamation and the Magna Amalgamation), in lieu of the number of Decoma Class A Shares the Holder was entitled to purchase upon the exercise of such Amalco Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply mutatis mutandis) of Magna Class A Shares that the Holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately before the Effective Time, such Holder had been the registered holder of the number of Decoma Class A Shares to which such Holder would have been entitled upon exercise of such Amalco Continuing Option if all vesting and other requirements for exercise were then met and those Decoma Class A Shares were all Share Consideration Shares hereunder.

2.3 Elections.

(a)	Subject to Section 2.4, each Decoma Shareholder shall be entitled to make a Cash Election in respect of all or a portion (provided such portion is a whole number of shares) of such Holder’s Decoma Class A Shares on the basis set forth in the Letter of Transmittal.

(b)	Any Decoma Shareholder who, in respect of any Decoma Class A Share held by such Holder (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal making a Cash Election, shall be deemed not to have made a Cash Election in respect of any such Decoma Class A Shares.

(c)	Any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

2.4 Proration and Fractional Shares.

      Notwithstanding Section 2.3, if the aggregate Cash Elected Consideration exceeds the Maximum Cash Consideration, the number of Cash Consideration Elected Shares that any Holder of Decoma Class A Shares shall be deemed to hold, for all purposes of this Plan of Arrangement, shall be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Holder (ignoring this Section 2.4) as set forth in such Holder’s Letter of Transmittal and (ii) a fraction, the numerator of which is the Maximum Cash Consideration and the denominator of which is the aggregate Cash Elected Consideration. The Decoma Class A Shares of any Holder that are not Cash Consideration Elected Shares shall be deemed for all purposes of this Plan of Arrangement to be Share Consideration Shares.

      Notwithstanding anything herein contained, no fractional Magna Class A Shares will be issued or delivered in connection with this Plan of Arrangement. Where a Holder of Decoma Class A Shares is to receive Share Consideration and the aggregate number of Magna Class A Shares to be issued to such Holder would otherwise result in a fraction of a Magna Class A Share being issued or delivered, such Holder shall receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price.

2.5	Stated Capital Accounts.

      The stated capital accounts of the classes of shares of Amalco immediately following the Amalgamation shall be:

(a)	for the Amalco Redeemable Preferred Shares, an amount equal to the number of Amalco Redeemable Preferred Shares resulting from the conversion of Decoma Class A Shares upon the Amalgamation multiplied by the Cash Elected Consideration;

(b)	for the Amalco Special Shares, an amount equal to the lesser of (i) the excess of the aggregate paid-up capital (within the meaning of the ITA) immediately before the Amalgamation of (A) all Decoma Shares (other than any such shares held by Magna Subco immediately prior to the Amalgamation), and (B) all Magna Subco Shares, over the aggregate amount added to the stated capital of Amalco Redeemable Preferred Shares under Section 2.5(a), and (ii) the number of Amalco Special Shares resulting from the conversion of Decoma Class A Shares upon the Amalgamation multiplied by the Average Market Price multiplied by the Exchange Ratio; and

(c)	for the Amalco Common Shares, a total amount equal to $1.00,

provided that in no case shall the stated capital of any class of shares of Amalco immediately following the Amalgamation be less than $1, and if necessary to prevent this result in respect of any particular class of Amalco Shares, the stated capital allocation of the immediately preceding class of Amalco Shares described above shall be amended to reduce its stated capital by the amount necessary to leave the particular class of Amalco Shares with $1 of stated capital.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent.

      Holders of Decoma Class A Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement. Notwithstanding any other provision of this Plan of Arrangement, Holders of Decoma Class A Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Decoma Class A Shares by Magna (as successor corporation to Decoma following the Amalgamation and the Magna Amalgamation), shall be deemed to have transferred such Decoma Class A Shares as of the Effective Time and prior to any of the steps referred to in Section 2.2, without any further act or formality and free and clear of all liens, claims and encumbrances, to Decoma and such shares shall be cancelled as of the Effective Time; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Decoma Class A Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Decoma Shareholder who did not make a Cash Election and shall be deemed to have received Amalco Special Shares and to have had such shares exchanged for Share Consideration in accordance with Sections 2.2(b)(i), 2.2(d) and 2.3(b).

      In no case shall Magna, the Depositary or any other Person be required to recognize such Dissenting Shareholders as Holders of Decoma Class A Shares or Amalco Shares at or after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Decoma Class A Shares as of the Effective Time.

ARTICLE 4

CASH AND CERTIFICATES

4.1	Payment of Cash Elected Consideration.

      At or prior to the Effective Time, (a) Magna Subco shall deposit with the Depositary for the benefit of Decoma Shareholders who elected to receive the Cash Election Consideration and (b) Magna shall deposit with the Depositary for the benefit of Decoma Shareholders, entitled to receive, in lieu of a fraction of a Magna Class A Share pursuant to Section 2.4, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary and cause the Depositary either:

(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

a cheque in Canadian currency representing the payment required to be made to such Holder pursuant to the provisions hereof. Under no circumstances will interest be paid to any Holder on any payment to be made hereunder, regardless of any delay in making such payment.

4.2	Payment of Share Consideration.

      At or prior to the Effective Time, Magna shall deposit with the Depositary, for the benefit of the Holders of Decoma Class A Shares who are to receive the Share Consideration, certificates representing that whole number of Magna Class A Shares to be received by such Holders pursuant to the provisions hereof.

      Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Decoma Class A Shares that, under the Arrangement, were converted into Amalco Special Shares, together with a duly completed Letter of Transmittal and such additional documents, instruments and payments as the Depositary may reasonably require, the Holder shall be entitled to receive in exchange therefor, and Magna or Magna Subco, as the case may be, shall cause the Depositary either:

(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

a certificate representing the number of Magna Class A Shares issuable or deliverable to such Holder.

4.3	Distributions with Respect to Unsurrendered Certificates.

      No dividends or other distributions declared or made with respect to the Magna Class A Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Share Consideration Shares, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 4.1 or 4.2. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (y) below, at the appropriate payment date), there shall be paid to the surrendering Holder of the certificates representing Share Consideration Shares, without interest, (x) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Magna Class A Shares to which such Holder is entitled pursuant hereto and (y) only to the extent not paid under clause (x), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Magna Class A Shares.

4.4	Lost Certificates.

      In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Decoma Class A Shares that were exchanged or converted pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or certificates deliverable in accordance with Sections 2.2, 4.1 or 4.2 and such Holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Holder to whom cash and/or certificates are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Magna (and its transfer agents) and the Depositary in such sum as Magna may direct or otherwise indemnify Magna in a manner satisfactory to Magna against any claim that may be made against Magna with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights.

      Any certificate which immediately prior to the Effective Time represented outstanding Decoma Class A Shares (other than Decoma Class A Shares held by Magna Subco) that were exchanged or converted pursuant to Section 2.2 and that is not deposited with all other instruments required by this Plan of Arrangement and the Letter of Transmittal to the Depositary in accordance with the terms of this Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Decoma, Magna Subco, Amalco or Magna. On such date, the cash or property to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Magna (as successor to Decoma following the Amalgamation and the Magna Amalgamation) or any successor thereto.

4.6	Withholding Rights.

      Decoma, Magna, Amalco, Magna Subco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Decoma Shares, Decoma Options, Amalco Shares and Magna Class A Shares, such amounts as Decoma, Magna, Amalco, Magna Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Holder exceed the cash portion of the consideration otherwise payable to the Holder, Decoma, Magna, Amalco, Magna Subco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Decoma, Magna, Amalco, Magna Subco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Decoma, Magna, Amalco, Magna Subco or the Depositary shall notify the Holder thereof and remit to the Holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement.

(a)	Decoma reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Magna and Magna Subco, (iii) filed with the Court and, if made following the Decoma Meeting, approved by the Court and (iv) communicated to the Decoma Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Decoma at any time prior to the Decoma Meeting (provided that Magna and Magna Subco shall have consented thereto) with or without any other prior notice or communication and if so proposed and accepted by the Persons voting at the Decoma Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Decoma Meeting shall be effective only if (i) it is consented to by each of Decoma, Magna and Magna Subco and (ii) if required by the Court, it is consented to by the Decoma Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Magna, provided that it concerns a matter which, in the reasonable opinion of Magna, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse in any significant respect to the financial or economic interests of any former Holder of Decoma Shares, Decoma Convertible Debentures or Decoma Options.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances.

      Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE 1.1

AMALCO SHARE CONDITIONS

      Capitalized terms used in these share provisions but not otherwise defined herein have the meanings ascribed to them in the Plan of Arrangement.

      The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

Amalco Redeemable Preferred Shares

A.	The Amalco Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.   Redemption by Amalco

      Subject to the requirements of the OBCA and the Plan of Arrangement, Amalco may redeem, at any time, all, but not less than all, of the outstanding Amalco Redeemable Preferred Shares on payment for each Amalco Redeemable Preferred Share to be redeemed of an amount equal to the Cash Elected Consideration, together with all dividends declared on such Amalco Redeemable Preferred Shares and unpaid up to the date of the redemption.

2.   Retraction by Holder

      A holder of Amalco Redeemable Preferred Shares shall be entitled to require Amalco to redeem, subject to the requirements of the OBCA, at any time and from time to time, the whole or any part of the outstanding Amalco Redeemable Preferred Shares held by such holder, by tendering to Amalco at its registered office a share certificate representing the Amalco Redeemable Preferred Shares that the holder desires to have Amalco redeem together with a written request specifying the number of Amalco Redeemable Preferred Shares to be redeemed and the business day on which the holder desires to have Amalco redeem the shares. Upon receipt of such share certificate or certificates and written request, Amalco shall redeem such Amalco Redeemable Preferred Shares on the date specified in the written request by paying to the holder an amount equal to the Cash Elected Consideration for each Amalco Redeemable Preferred Share being redeemed, together with all dividends declared on such Amalco Redeemable Preferred Shares and unpaid up to the date of the redemption.

3.   Dividends

      The holders of Amalco Redeemable Preferred Shares shall be entitled to receive dividends if, as and when declared by the Amalco Board of Directors, out of the assets of Amalco properly applicable to the payment of dividends, in such amounts and payable in such manner as the Amalco Board of Directors may from time to time determine, in its discretion. Subject to the rights of the holders of any other class of shares of Amalco entitled to receive dividends in priority to or concurrently with holders of Amalco Redeemable Preferred Shares, the Amalco Board of Directors may in its discretion declare dividends on Amalco Redeemable Preferred Shares to the exclusion of any other class of share of Amalco. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

4.   Priority

      The Amalco Redeemable Preferred Shares shall be entitled to a preference over the Amalco Common Shares and over any other shares ranking junior to the Amalco Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. The Amalco Redeemable Preferred Shares shall rank pari passu with the Amalco Special Shares.

5.   Voting Rights

      Except as otherwise provided in the OBCA, the holders of the Amalco Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

6.   Cancellation

      Any Amalco Redeemable Preferred Shares that are redeemed by Amalco pursuant to any provision hereof shall for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by Amalco to, or for the benefit of, the holder thereof of the Cash Elected Consideration.

Amalco Special Shares

B.	The Amalco Special Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.   Redemption by Amalco

      Subject to the requirements of the OBCA and the Plan of Arrangement, Amalco may redeem, at any time, all, but not less than all, of the outstanding Amalco Special Shares on payment for each Amalco Special Share to be redeemed of a fraction of a Magna Class A Share equal to the Exchange Ratio, together with all dividends declared on such Special Shares and unpaid up to the date of the redemption (such amount being referred to as the “Redemption Amount”); provided that, Amalco shall pay to any holder who is otherwise entitled to receive a fraction of a Magna Class A Share the cash payment described in section 2.4 of the Plan of Arrangement.

2.   Retraction by Holder

      A holder of Amalco Special Shares shall be entitled to require Amalco to redeem, subject to the requirements of the OBCA, at any time and from time to time, the whole or any part of the outstanding Amalco Special Shares held by such holder, by tendering to Amalco at its registered office a share certificate representing the Amalco Special Shares that the holder desires to have Amalco redeem together with a written request specifying the number of Amalco Special Shares to be redeemed and the business day on which the holder desires to have Amalco redeem the shares. Upon receipt of such share certificate or certificates and written request, Amalco shall redeem such Amalco Special Shares on the date specified in the written request by paying to the holder, at the option and in the sole discretion of Amalco, the applicable Redemption Amount for each Amalco Special Share being redeemed plus a cash payment in respect of any fraction of a Magna Class A Share as described in section 2.4 of the Plan of Arrangement.

3.   Dividends

      The holders of Amalco Special Shares shall be entitled to receive dividends if, as and when declared by the Amalco Board of Directors, out of the assets of Amalco properly applicable to the payment of dividends, in such amounts and payable in such manner as the Amalco Board of Directors may from time to time determine, in its discretion. Subject to the rights of the holders of any other class of shares of Amalco entitled to receive dividends in priority to or concurrently with holders of Amalco Special Shares, the Amalco Board of Directors may in its discretion declare dividends on Amalco Special Shares to the exclusion of any other class of share of Amalco. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

4.   Priority

      The Amalco Special Shares shall be entitled to a preference over the Amalco Common Shares, and over any other shares ranking junior to the Amalco Special Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. The Amalco Special Shares shall rank pari passu with the Amalco Redeemable Preferred Shares.

5.   Voting Rights

      Except as otherwise provided in the OBCA, the holders of the Amalco Special Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

6.   Cancellation

      Any Amalco Special Shares that are redeemed by Amalco pursuant to any provision hereof shall for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by Amalco to, or for the benefit of, the holder thereof of the applicable Redemption Amount.

Amalco Common Shares

C.	The Amalco Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.   Voting

      The Amalco Common Shares shall carry and be entitled to one (1) vote per share at all meetings of the shareholders of Amalco, except a class or series meeting of the holders of a particular class or series of shares other than the Amalco Common Shares.

2.   Dividends

      The holders of the Amalco Common Shares shall be entitled to receive such dividends as may be declared thereon by the Amalco Board of Directors. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

3.   Dissolution

      In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs, all the property and assets of Amalco available for distribution to the holders of the Amalco Common Shares shall be paid or distributed equally, share for share, to the holders of the Amalco Common Shares, without preference or priority.

SCHEDULE 2.2(e)

(a)	The name of the corporation continuing from the Magna Amalgamation shall be “Magna International Inc.”.

(b)	The address of the registered office of Magna International Inc. shall be 337 Magna Drive, Aurora, Ontario L4G 7K1.

(c)	The number of directors of Magna International Inc. shall be a minimum of five (5) and a maximum of fifteen (15).

(d)	The directors of Magna International Inc. immediately following the Magna Amalgamation will be those persons who are directors of Magna immediately prior to the Effective Time, each of whom will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

(e)	There shall not be any restrictions on the business Magna International Inc. may carry on or on the powers Magna International Inc. may exercise.

(f)	The classes and any maximum number of shares that Magna International Inc. shall be authorized to issue shall be as follows:

99,760,000 Preference Shares, issuable in series.

1,412,341 Class B Shares.
Unlimited number of Class A Subordinate Voting Shares.

(g)	The rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series shall be as set out on pages 3A to 3E attached to this schedule.

(h)	The issue, transfer or ownership of shares shall not be restricted.

(i)	See pages 4A to 4E attached to this schedule for other provisions.

3A

1. The rights, privileges, restrictions and conditions attaching to the 99,760,000 Preference Shares issuable in series are as follows:

(1) The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(2) Each series of the said Preference Shares shall be entitled to preference over the Class A Subordinate Voting Shares and Class B Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Class A Subordinate Voting Shares and Class B Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(3) The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(4) The holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(5) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be

3B

authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2. The rights, privileges, restrictions and conditions attaching to the 1,412,341 Class B Shares are as follows:

<u>Voting</u>

(1) The Class B Shares shall carry and be entitled to five hundred (500) votes per share at all meetings of shareholders of the Corporation.

<u>Dividends</u>

(2) Subject to paragraph three (3), each Class B Share shall participate equally as to dividends with each Class A Subordinate Voting Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class A Subordinate Voting Shares unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class B Shares which dividend shall be payable on the same date as that declared on the Class A Subordinate Voting Shares. The holders of Class B Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

(3) Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class B Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

<u>Subdivision or Consolidation</u>

(4) Neither the Class B Shares nor the Class A Subordinate Voting Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

<u>Dissolution</u>

3C

affairs, all the property and assets of the Corporation available for distribution to the holders of the Class B Shares or Class A Subordinate Voting Shares shall be paid or distributed equally share for share to the holders of Class B Shares or Class A Subordinate Voting Shares respectively without preference or priority.

<u>Conversion</u>

(6) The Class B Shares, or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid Class A Subordinate Voting Shares of the Corporation on the basis of one (1) Class A Subordinate Voting Share for each Class B Share; provided however that in the event of the liquidation, dissolution or winding-up of the Corporation such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

(7) A holder of Class B Shares desiring to convert some or all of his Class B Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Class B Shares which he desires to be converted to the transfer agent for the time being of the Corporation, together with a request in writing for such conversion with his signature thereon verified, as the directors of the Corporation may from time to time require.

<u>Amendments to Articles</u>

(8) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class B Shares or to create shares ranking in priority to or on a parity with the Class B Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares, duly called for that purpose.

<u>Voting</u>

<u>Dividends</u>

3D

paragraph three (3), each Class A Subordinate Voting Share shall participate equally as to dividends with each Class B Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class B Share unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class A Subordinate Voting Share which dividend shall be payable on the same date as that declared on the Class B Shares. The holders of Class A Subordinate Voting Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

(3) Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends, on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class A Subordinate Voting Shares or in Class B Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

(4) Neither the Class A Subordinate Voting Shares nor Class B Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

<u>Dissolution</u>

(5) In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares or Class B Shares shall be paid or distributed equally share for share to the holders of the Class A Subordinate Voting Shares or Class B Shares respectively without preference or priority.

(6) If at any time:

(a) the amount of After-Tax Profits shall be less than four per cent (4%) of the Share Capital for a period of two (2) consecutive Years; or

(b) the Corporation fails to make a Required Dividend (as the same may have been altered by ordinary resolution as contemplated by paragraph 10A(5) of these Articles) for a period of two (2) consecutive Years;

then, and in any such case, the holders of the Class A Subordinate Voting Shares shall, until the four per cent (4%) return is achieved for one (1) Year and all Required Dividends are made, have the exclusive right, voting separately as a class, to nominate and elect two (2)

3E

individuals to the board of directors at the next meeting of shareholders of the Corporation at which directors are to be elected.

(7) If the four per cent (4%) return on Share Capital described in paragraph (6)(a) above is not achieved or a Required Dividend described in subparagraph (6)(b) above fails to be made for any consecutive two (2) Year periods following the initial period of two (2) Years described in subparagraph (6) above then, in any such case, the holders of the Class A Subordinate Voting Shares shall, until the four per cent (4%) return is achieved for one (1) Year and all Required Dividends (as the same may have been altered by ordinary resolution as contemplated by paragraph 10A(5) of these Articles) are made, have the exclusive right, voting separately as a class, to nominate and elect, in addition to those elected under subparagraph (6), two (2) additional individuals to the board of directors at the next meeting of shareholders of the Corporation at which directors are to be elected. This right to elect additional directors shall continue for each consecutive two (2) Year period until the board of directors is composed wholly of directors nominated and elected by the Class A Subordinate Voting Shareholders.

(8) In the event a shareholders meeting at which directors are to be elected, including those to be elected for the purposes of subparagraphs (6) and (7) above, is not held within one hundred and eighty (180) days of the end of the consecutive two (2) Year period referred to in subparagraph (6) above, the holders of record of at least one-tenth (1/10) of the Class A Subordinate Voting Shares may request the Secretary of the Corporation in writing to call a shareholders' meeting at which directors are to be elected, and the Secretary shall call, within thirty (30) days of receipt of such written notice, such a meeting to be held within ninety (90) days of receipt of such written notice; in default of the calling of such shareholders' meeting by the Secretary within thirty (30) days of receipt of written notice, it may be called by any holder of record of Class A Subordinate Voting Shares.

(9) Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors accrue to holders of the Class A Subordinate Voting Shares as provided in subparagraphs (6) and (7) above, or who may be appointed as directors after such rights have accrued and before a meeting of shareholders has been held to elect directors, shall terminate upon the election of new directors at the meeting of shareholders called for the purposes of subparagraphs (6) and (7).

(10) Notwithstanding anything contained in the by-laws of the Corporation, upon termination of the right of holders of Class A Subordinate Voting Shares to elect members of the board of directors as provided for in subparagraphs (6) and (7) above, the term of office of all persons who may be directors of the Corporation, or who may be appointed as directors after such termination and before a meeting of shareholders has been held to elect directors, shall terminate upon the election of directors at the next meeting of shareholders.

4A

10A CORPORATE CONSTITUTION

Definitions

1. As used in these Articles, unless the context otherwise requires:

   (a) "Act" means the *Business Corporations Act* (Ontario) as amended from time to time, or any statute that may be substituted therefor;

   (b) "Affiliate" means any of the Corporation's affiliates, subsidiaries or any body corporate, partnership or other entity over which the Corporation or its subsidiaries have a fifty per cent ownership interest or greater;

   (c) "Affiliate Employee Equity Participation and Profit Sharing Plan" means a deferred profit sharing plan, retirement plan or other arrangement for employees of an Affiliate, adopted in addition to or in substitution of the Employee Equity Participation and Profit Sharing Plan, which contemplates investment in whole or in part in shares of and/or participation in the profits of such Affiliate;

   (d) "Affiliate Employee Pension Plan" means any defined benefit or other pension plan, retirement plan or other arrangement for employees of any public company Affiliate of the Corporation that is in addition to the Affiliate Employee Equity Participation and Profit Sharing Plan of such Affiliate;

   (e) "After Tax Profits" means the Net income or Net loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss for each Year, adjusted to deduct extraordinary gains or gains which arise from the disposal by the Corporation of existing businesses or fixed assets as set forth in its audited Consolidated Statement of Income or Loss;

   (f) "Available Equity" means the total Shareholders' equity of the Corporation as set forth in its Consolidated Balance Sheet, less the stated capital of non-participating preference shares outstanding;

   (g) "Corporate Management" collectively means Executive Management and any other individual employed by the Corporation that Executive Management determines from time to time to be a member of Corporate Management;

   (h) "Employee Equity Participation and Profit Sharing Plan" means the deferred profit sharing plan established for the employees of the Corporation and its Affiliates, dated January 1, 1975, as amended from time to time, or any profit sharing plan, retirement plan or other arrangement for employees of the Corporation and/or its Affiliates, adopted in addition to or in substitution for the 1975 deferred profit sharing plan, which contemplates investment in whole or in part in shares of and/or participation in the profits of the Corporation;

   (i) "Employee Pension Plan" means the defined benefit pension plan established for the employees of the Corporation and its Affiliates effective January 1, 2001, as amended from time to time, or any pension plan, retirement plan or other arrangement for employees of the Corporation and/or its Affiliates that is in addition to the Employee Equity Participation and Profit Sharing Plan, excluding for greater certainty any Affiliate Employee Equity Participation and Profit Sharing Plan or any Affiliate Employee Pension Plan;

   (j) "Employee Pre-Tax Profits" means Pre-Tax Profits adjusted, to (i) either deduct the pre-tax profits or to add back the pre-tax losses of any Affiliate which either participates in an

4B

Affiliate Employee Equity Participation and Profit Sharing Plan or does not participate in the Employee Equity Participation and Profit Sharing Plan, such amounts to be calculated in the manner provided for in paragraph 10A hereof to the extent such amounts were included in Pre-Tax Profits; and (ii) either deduct the equity income or to add back the equity loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss to the extent such amounts were not previously included or deducted, as applicable, pursuant to sub-paragraph (i) above;

(k) "Employee Pre Tax Profits Before Profit Sharing" means an amount which is the lesser of: (i) the total of Employee Pre Tax Profits and those amounts actually deducted in calculating Employee Pre Tax Profits pursuant to paragraphs 10.A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10.A(6)(c) of these Articles), adjusted either to add back that portion of the pre-tax profits or to deduct that portion of the pre-tax losses of Affiliates that participate in the Employee Equity Participation and Profit Sharing Plan to the extent such amounts were not included in Employee Pre-Tax Profits; and (ii) Pre Tax Profits Before Profit Sharing less the pre-tax profits before profit sharing of any Affiliate which participates in an Affiliate Employee Equity Participation and Profit Sharing Plan to the extent such amounts were included in Pre Tax Profits Before Profit Sharing;

(l) "Executive Management" collectively means the chief executive officer, the chief operating officer, the chief marketing officer and the chief administrative officer of the Corporation;

(m) "Group Management" collectively means the chief executive officer, the chief operating officer of a Group, and any other individual employed by such Group that Executive Management determines from time to time to be a member of Group Management;

(n) "Group" means those Operating Units which are formed into an operating group from time to time by Executive Management;

(o) "Investment" means direct or indirect investment of whatever kind, including without limitation, the giving of financial assistance by means of a loan (but not including loans made at the then current market interest rates which are not in default), guarantee or otherwise;

(p) "Non Participating Employees" means those current or future employees of the Corporation or its Affiliates who (a) do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management, and (b) are eligible to participate in the Employee Pension Plan and have expressly elected not to participate in such plan;

(q) "Operating Unit" means an autonomous production, research or service facility under the control and direction of a general manager, as determined from time to time by Executive Management;

(r) "Participating Employees" means those current or future employees of the Corporation or its Affiliates who (a) do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management and (b) either are (i) current or future employees eligible to participate in the Employee Pension Plan who have expressly elected to participate in such plan or (ii) future employees of the Corporation or its Affiliates who automatically are participants in the Employee Pension Plan by virtue of their employment arrangements with the Corporation or its Affiliates;

4C

(s) "Pre-Tax Profits" means After-Tax Profits, adjusted to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests as set forth in the Corporation's audited Consolidated Statement of Income or Loss for such Year;

(t) "Pre Tax Profits Before Profit Sharing" means an amount which is the total of Pre Tax Profits, those amounts actually deducted in calculating Pre Tax Profits pursuant to paragraphs 10.A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10.A(6)(c) of these Articles) and those amounts attributable to an Affiliate Employee Equity Participation Plan and an Affiliate Employee Pension Plan actually deducted by an Affiliate in calculating the pre-tax profits of such Affiliate;

(u) "Required Dividend" means the distribution of After-Tax Profits required to be made pursuant to paragraph 10A(5) of these Articles;

(v) "Share Capital" with respect to any Year means the arithmetic average of the stated capital attributable to Class A Subordinate Voting Shares and Class B Shares of the Corporation at the commencement of such Year and at the end of such Year;

(w) "Social Objectives" means objectives that are from time to time, in the sole opinion of Executive Management, of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social, or other useful nature to the communities in which the Corporation or its Affiliates operate;

(x) "Unit Management" collectively means the general manager of an Operating Unit and any other individual employed by an Operating Unit that Group Management, with the approval of Executive Management, determines from time to time to be a member of Unit Management;

(y) "Unrelated Business" means any business engaged in by the Corporation that, at the time of investment, does not:

(A) relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies, systems or accessories; or

(B) utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized by or under development by the Corporation; or

(C) involve the provision of products or services of whatever kind (i) to suppliers to and customers of the Corporation, and (ii) similar to those provided by suppliers to and customers of the Corporation from time to time.

Provided, however, that a business shall be deemed to cease to be an Unrelated Business if the net profits after tax of such business exceed on average 5% of the aggregate investment of the Corporation in such business for two (2) out of any three (3) consecutive Years subsequent to the date of such investment; and

(z) "Year" means the financial year of the Corporation from time to time.

Except as expressly defined in this subparagraph, those words and expressions defined in the Act shall have the same meanings when used in these Articles.

EXHIBIT D

INTERIM ORDER (ISSUED)

Commercial List Court File No. 05-CL-5713

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	) MONDAY, THE 24th
MR. JUSTICE FARLEY	) DAY OF JANUARY, 2005
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF
DECOMA INTERNATIONAL INC.

DECOMA INTERNATIONAL INC.

Applicant

INTERIM ORDER

      THIS MOTION, made by the Applicant, Decoma International Inc. (“Decoma”), for an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 393 University Avenue, Toronto, Ontario.

      ON READING the Notice of Application, the Notice of Motion, the Affidavit of R. David Benson, sworn January 21, 2005 (the “Affidavit”) and the exhibits thereto, and on hearing the submissions of counsel for the Applicant,

Definitions

1.   THIS COURT ORDERS that for the purposes of this Interim Order, all capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the draft Circular attached as Exhibit “A” to the Affidavit.

Meeting

2.   THIS COURT ORDERS that Decoma is authorized to call, hold and conduct the Meeting to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, and to authorize, approve and adopt the Arrangement in substantially the same form as the Plan of Arrangement.

3.   THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice, the OBCA and the articles and by-laws of Decoma (including quorum requirements), subject to the terms of this Interim Order or any further order of this Court.

4.   THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) the registered shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Decoma and (c) other persons who may receive the permission of the Chair of the Meeting.

Amendments

5.   THIS COURT ORDERS that Decoma is authorized to make, in the manner contemplated in the Arrangement Agreement, such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine and without any additional notice, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

6.   THIS COURT ORDERS that Decoma, if it deems advisable, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the shareholders respecting the adjournment or postponement.

Solicitation of Proxies

7.   THIS COURT ORDERS that Decoma is authorized to use the form of proxy, in substantially the same form attached as Exhibit “F” to the Affidavit, subject to Decoma’s ability to insert dates, the names of the registered shareholders, the number of Decoma Class A Subordinate Voting Shares and other relevant information in the final form of proxy. Each of Decoma and Magna is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The procedure for the use of proxies at the Meeting shall be as set out in the Circular. Decoma may waive, in its discretion, the time limits for the deposit of proxies by the shareholders if Decoma deems it advisable to do so.

Notice of the Meeting, the Application and Distribution of the Circular

8.   THIS COURT ORDERS that the Notice of Application, the Notice, the Circular, the form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively referred to as the “Meeting Materials”) in substantially the same form attached as Exhibits “A”, “F”, “G” and “H” to the Affidavit (subject to Decoma’s ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Decoma may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order) and this Interim Order shall be distributed to the shareholders, the directors of Decoma and the auditors of Decoma by one or more of the following methods not later than twenty-one (21) days prior to the Meeting:

(a)	in the case of the registered shareholders, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Decoma as of the Record Date;

(b)	in the case of non-registered shareholders, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner;

(c)	in the case of the directors of Decoma, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors;

(d)	in the case of the auditors of Decoma, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Meeting, and the hearing in respect of the Application upon such persons.

9.   THIS COURT ORDERS that the Notice of Application and the Circular (collectively the “Court Materials”) in substantially the same form as set out in Exhibit “A” to the Affidavit (subject to Decoma’s ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Decoma may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order), shall be distributed to holders of Decoma Options by prepaid ordinary mail, by expedited parcel post, by courier (at their addresses as they appear on the books and records of Decoma as of the Record Date) or by delivery in person not later than twenty-one (21) days before the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application and the hearing in respect of the Application upon such persons. The holders of such Decoma Options are hereby made parties to this proceeding.

10. THIS COURT ORDERS that the accidental failure or omission to give notice of the Meeting or distribute the Meeting Materials or the Court Materials in accordance with paragraphs 8 and 9 above, or the non-receipt of such notice or the Meeting Materials or the Court Materials, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting or invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Decoma, then Decoma shall use its best efforts to rectify it by the method and in the time most practicable in the circumstances.

11. THIS COURT ORDERS that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

Voting

12. THIS COURT ORDERS that, subject to further order of this Court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of:

(a)	not less than 66 2/3% of the votes cast by holders of Decoma Class A Subordinate Voting Shares, voting separately as a class at the Meeting in person or by proxy;

(b)	a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy; and

(c)	a written resolution of all holders of Decoma Class B Shares, voting separately as a class; and

(d)	a written resolution of all holders of Decoma Convertible Preferred Shares, voting separately as a class.

13.   THIS COURT ORDERS that the votes shall be taken at the Meeting on the basis that the shareholders are entitled to cast one vote per Decoma Class A Subordinate Voting Share held. For this purpose, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

14.   THIS COURT ORDERS that the only persons entitled to vote at the Meeting shall be the registered shareholders at the end of business on the Record Date for the Meeting, subject to the provisions of the OBCA and the Notice with respect to persons who may become registered shareholders after that date.

Dissent Rights

15.   THIS COURT ORDERS that each Shareholder shall be entitled to exercise rights of dissent and appraisal in connection with the Arrangement Resolution in accordance with section 185 of the OBCA, as modified hereby. In order for a Dissenting Shareholder to be entitled to dissent pursuant to section 185, notwithstanding section 185(6) of the OBCA, a written objection must be received by Decoma by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting.

Hearing of Application for Approval of Arrangement

16.   THIS COURT ORDERS that upon approval by the shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Decoma may apply to this Court for final approval of the Arrangement and the Plan of Arrangement. The Application is to be heard at 10:00 a.m. on March 2, 2005 or so soon thereafter as it may be adjourned to.

17.   THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including the hearing of the within Application, and to appear and to be heard thereon, shall be:

(a)	Decoma and its solicitors;

(b)	Magna and its solicitors; and

(c)	any person who has delivered a Notice of Appearance in accordance with the Rules of Civil Procedure.

18.   THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Decoma at the following address: Torys LLP, Suite 3000, Box 270, TD Centre, 79 Wellington Street W., Toronto, Ontario M5K 1N2, Attention: Linda M. Plumpton, with a copy to counsel for Magna at the following address: Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Toronto, Ontario, M5X 1B8, Attention: Laura K. Fric.

19.   THIS COURT ORDERS that any party who wishes to oppose the within Application for approval of the Arrangement shall serve upon Decoma’s solicitors and Magna’s solicitors a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least five (5) days before the date set out for the Application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

20.   THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, that only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned or postponed date.

21.   THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the Decoma Class A Subordinate Voting Shares or the articles or by-laws of Decoma, this Interim Order shall govern.

22.   THIS COURT ORDERS that Decoma shall be entitled to seek leave to vary this Interim Order.

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No: 05-CL- 5713

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF DECOMA INTERNATIONAL INC.

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding commenced at Toronto

INTERIM ORDER

Torys LLP
Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

Linda M. Plumpton LSUC#:38400A
Tel: 416.865.8193
Andrew Gray LSUC#: 46626V
Tel: 416.865.7630
Fax: 416.865.7380
Solicitors for the Applicant
Decoma International Inc.

EXHIBIT E
NOTICE OF APPLICATION FOR FINAL ORDER

                                                                                          Commercial List Court File No. O5-CL-5713

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
OF DECOMA INTERNATIONAL INC.

DECOMA INTERNATIONAL INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

     THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on March 2, 2005, at 10:00 a.m. or as soon after that time as the Application may be heard at 393 University Avenue, Toronto, Ontario.

     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

     If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: January 18, 2005	Local Registrar
Address of court office: 393 University Avenue Toronto, ON M5G 1E6

TO:	HOLDERS OF CLASS A SUBORDINATE VOTING SHARES OF DECOMA INTERNATIONAL INC.

AND TO:	HOLDERS OF OPTIONS TO PURCHASE CLASS A SUBORDINATE VOTING SHARES OF DECOMA INTERNATIONAL INC.

AND TO:	Osier, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, ON M5X 1B8 Larry P. Lowenstein Laura K. Fric Tel: 416.862.6454/5899 Fax: 416.862.6666 Solicitors for Magna International Inc.

APPLICATION

1.	The applicant, Decoma International Inc. (“Decoma”), makes application for:

(a)	an Interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”);

(b)	a Final Order pursuant to sections 182(3) and 182(5) of the OBCA approving a plan of arrangement (the “Arrangement”) involving Decoma and certain of its security holders; and

(c)	such further and other relief as this Honourable Court may deem just.

2.	The grounds of the application are:

(a)	section 182 of the OBCA;

(b)	all statutory requirements under the OBCA have been fulfilled;

(c)	the Arrangement is fair and reasonable;

(d)	certain holders of Class A Subordinate Voting Shares of Decoma and certain holders of options to purchase Class A Subordinate Voting Shares of Decoma, are resident outside Ontario and will be served with the Notice of Application at their addresses as they appear on the books and records of Decoma at the close of business on the record date established by Decoma pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and/or as this Honourable Court may direct in an interim order;

(e)	rules 14.05(1), 14.05(2), 14.05(3)(f) and 38 of the Rules of Civil Procedure; and

(f)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	If made, it is anticipated that the Final Order approving the Plan of Arrangement will constitute the basis for an exemption from the registration requirements under section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to Class A Subordinate Voting

Shares of Magna International Inc. (“Magna”) to be issued to certain holders of Class A Subordinate Voting Shares of Decoma pursuant to the Arrangement.

4.	The following documentary evidence will be used at the hearing of the application:

(a)	such Interim Order as may be granted by this Honourable Court;

(b)	the affidavit of R. David Benson, to be sworn, and the exhibits thereto;

(c)	supplementary affidavit material reporting on the results of the proposed Meeting of holders of Class A Subordinate Voting Shares of Decoma; and

(d)	such further and other material as counsel may advise and this Honourable Court may permit.

January 18, 2005	TORYS LLP
Suite 3000
Box 270, TD Centre
79 Wellington Street W.
Toronto, Ontario M5K 1N2

Linda M. Plumpton LSUC# 38400A
Tel: 416.865.8193

Andrew Gray LSUC#46626V
Tel: 416.865.7630
Fax: 416.865.7380

Solicitors for the Applicant,
Decoma International Inc.

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No: OS-CL-5713

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF DECOMA
INTERNATIONAL INC.

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Torys LLP
Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

Linda M. Plumpton LSUC#:38400A
Tel: 416.865.8193
Andrew Gray LSUC#: 46626V
Tel: 416.865.7630
Fax: 416.865.7380
Solicitors for the Applicant
Decoma International Inc.

EXHIBIT F VALUATION AND FAIRNESS OPINION	Scotia Capital Inc. Scotia Plaza, 66th Floor 40 King Street West Box 4085, Station “A” Toronto, Ontario M5W 2X6

January 13, 2005

The Special Committee of the Board of Directors
Decoma International Inc.
50 Casmir Court
Concord, Ontario
L4K 4J5

To the Special Committee:

Scotia Capital Inc. (“Scotia Capital”) understands that the board of directors (the “Board”) of Decoma International Inc. (“Decoma” or the “Company”) has received a proposal (the “Magna Offer”) from Magna International Inc. (“Magna”) to acquire all of the outstanding Class A Subordinate Voting Shares of Decoma (the “Decoma Shares”) not already owned by Magna by way of a court-approved plan of arrangement under Ontario law (the “Arrangement”). The consideration (the “Offer Consideration”) payable under the Arrangement would consist of 0.1453 Class A Subordinate Voting Shares of Magna for each Decoma Share or, at the election of the Decoma shareholder, cash (in Canadian dollars) based on the volume-weighted average price (“VWAP”) of the Class A Subordinate Voting Shares of Magna (the “Magna Shares”) on the Toronto Stock Exchange (the “TSX”) over the five consecutive trading days ending on the last trading day immediately preceding the effective date of the Arrangement. The aggregate cash payable to all electing Decoma shareholders will not exceed C$150 million. Magna currently owns, directly or indirectly, 31,909,091 Class B Shares of the Company and 29,246,067 Decoma Shares, representing an approximate equity interest of 73.2% and an approximate voting interest of 96.8% in the Company.

Scotia Capital understands that the Arrangement is a “business combination” under Ontario Securities Commission Rule 61-501 and a “going private transaction” under Policy Statement Q-27 of the Autorité des marchés financiers du Québec (collectively, the “Rules”).

The terms of the Magna Offer are to be more fully described in the Company’s Management Information Circular/Proxy Statement (the “Circular”) to be prepared in compliance with applicable laws, regulations, policies and rules (including the Rules) and mailed to holders of Decoma Shares (“Decoma Shareholders”) in connection with the Magna Offer. Scotia Capital understands that this letter will form an exhibit to, and will be referenced in, the Circular.

Scotia Capital further understands that a special committee of directors of the Board independent of all interested parties in respect of the Magna Offer for the purposes of the Rules (the “Special Committee”) has been appointed to consider the Magna Offer and to make recommendations thereon to the Board. The Special Committee retained Scotia Capital to act as its financial advisor in respect of the Magna Offer, to prepare and deliver to the Special Committee a formal valuation (the “Valuation”) of the Decoma Shares in accordance with the Rules and to provide an opinion (the “Opinion”) as to the

The Scotia Capital trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. – all members of the Scotiabank Group.
Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

Decoma International
Inc. January 13, 2005

fairness of the Offer Consideration, from a financial point of view, to Decoma Shareholders other than Magna and its affiliates and their respective associates (the “Decoma Minority Shareholders”).

Engagement of Scotia Capital

The Special Committee initially contacted Scotia Capital regarding the potential valuation and opinion assignment in relation to the Magna Offer on November 18, 2004. Scotia Capital was formally engaged by the Special Committee pursuant to an agreement between the Special Committee, the Company and Scotia Capital dated November 18, 2004 (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for Scotia Capital to be paid a total fee of C$900,000 for, among other things, the preparation and delivery of the Valuation and Opinion. In addition, Scotia Capital is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Magna Offer or on the conclusions reached in the Valuation or Opinion. Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Valuation and Opinion, in their entirety, together with summaries thereof in form acceptable to Scotia Capital, in the Circular and to the filing thereof with the securities commissions or similar regulatory authorities in each province and territory of Canada and with applicable securities regulatory authorities in the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking businesses of The Bank of Nova Scotia, one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest corporate and investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing valuations and fairness opinions.

The Valuation and Opinion expressed herein represent the opinions of Scotia Capital and the form and content thereof have been approved for release by a committee of professionals of Scotia Capital, each of whom is experienced in mergers and acquisitions and valuation matters.

Independence of Scotia Capital

Scotia Capital is a wholly owned subsidiary of The Bank of Nova Scotia. None of Scotia Capital or any of its affiliated entities (as such term is defined for the purposes of the Rules): (a) is an associated or affiliated entity or issuer insider (as those terms are defined for the purposes of the Rules) of Decoma or Magna or any of their respective associates or affiliates; (b) is an advisor to Magna in connection with the Arrangement; (c) is a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (d) has a financial incentive in respect of the conclusions reached in the Valuation or the Opinion or has a material financial interest in the completion of the Arrangement. Neither Scotia Capital nor any affiliated entity (other than The Bank of Nova Scotia, as described below) has during the twenty-four (24) months before it was first contacted to perform the services described herein: (i) had a

Decoma International Inc.
January 13, 2005

material involvement in an evaluation, appraisal or review of the financial condition of Magna, or an associated or affiliated entity of Magna, other than Decoma; (ii) had a material involvement in an evaluation, appraisal or review of the financial condition of Decoma, or an associated or affiliated entity of Decoma, if the evaluation, appraisal or review was carried out at the direction or request of Magna or paid for by Magna; (iii) acted as a lead or co-lead underwriter of a distribution of securities by Magna, or acted as a lead or co-lead underwriter of a distribution of securities by Decoma where the retention was carried out at the direction or request of Magna or paid for by Magna; (iv) had a material financial interest in a transaction involving Magna; or (v) had a material financial interest in a transaction involving Decoma other than by virtue of performing the services referred to in (ii) or (iii) above, and neither Scotia Capital nor any affiliated entity is a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement, except for the services provided under the Engagement Letter and the following: (i) Scotia Capital participated as a syndicate member in the March 2003 offering by Decoma of its 6.5% unsecured, subordinated convertible debentures maturing March 31, 2010 (the “Convertible Debentures”); and (ii) Scotia Capital acted as financial advisor to the special committee of the board of directors of MI Developments Inc., an affiliate of Magna, with respect to its proposed acquisition of all outstanding shares (other than those owned by it and related parties) in the capital of Magna Entertainment Corp., another affiliate of Magna. The fees received by Scotia Capital in connection with the above activities, together with the fee payable under the Engagement Agreement, are not material to Scotia Capital. The Bank of Nova Scotia is: (i) a lead arranger and administrative agent for Magna’s senior unsecured credit facility; (ii) a syndicate member for Decoma’s senior unsecured credit facility; and (iii) a co-lead arranger and administrative agent for Intier Automotive Inc.’s senior unsecured credit facility. The fees received in connection therewith are not material to The Bank of Nova Scotia. Scotia Capital does not believe that any of these relationships affect Scotia Capital’s independence with respect to the Valuation or the Opinion.

There are no understandings, agreements or commitments between Scotia Capital, or any affiliated entity of Scotia Capital, and Decoma or Magna or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory, investment banking or corporate lending services for Decoma or Magna or for any of their respective associates or affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Decoma, Magna or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Decoma, Magna or for any of their associates or affiliates, or with respect to the Magna Offer.

Scotia Capital is of the view that it is “independent” of all interested parties in the Magna Offer as defined by the Rules.

Decoma International Inc.
January 13, 2005

Scope of Review

In connection with the Valuation and Opinion, Scotia Capital reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.	The draft copy of the Circular dated December 24, 2004;

2.	A draft copy of the agreement to give effect to the Arrangement dated January 5, 2005;

3.	Publicly-available financial statements and other business and financial information of, or concerning, Decoma and Magna, including, but not limited to:

a.	Annual reports for Decoma (including audited consolidated financial statements) for the fiscal years ended December 31, 2001, 2002 and 2003;

b.	Annual information forms for Decoma for the fiscal years ended December 31, 2001, 2002 and 2003;

c.	Unaudited consolidated interim financial statements of Decoma for the periods ended and as at March 31, 2004, June 30, 2004 and September 30, 2004, with comparative figures for the period ended and as at March 31, 2003, June 30, 2003 and September 30, 2003;

d.	Management’s discussion and analysis of the financial condition and results of the operations of Decoma for the fiscal years ended and as at December 31, 2003, December 31, 2002 and December 31, 2001 and for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

e.	Notices of annual meetings and management information circular/proxy statements for Decoma for the annual meetings of shareholders held in each of 2002, 2003 and 2004;

f.	Annual reports for Magna (including audited consolidated financial statements) for the fiscal years ended December 31, 2001, 2002 and 2003;

g.	Annual information forms for Magna for the fiscal years ended December 31, 2001, 2002 and 2003;

h.	Unaudited consolidated interim financial statement reports for Magna for the periods ended and as at March 31, 2004, June 30, 2004 and September 30, 2004, with comparative figures for the period ended and as at March 31, 2003, June 30, 2003 and September 30, 2003;

i.	Notices of annual meetings and management information circular/proxy statements for Magna for each of the annual meetings of shareholders held in each 2002, 2003 and 2004;

j.	Management’s discussion and analysis of the financial condition and results of the operations of Magna for the fiscal years ended and as at December 31, 2003, December 31, 2002 and December 31, 2001 and for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

k.	Press release and related presentations dated October 25, 2004 issued by Magna with respect to the Magna Offer;

Decoma International Inc.
January 13, 2005

l.	Decoma Affiliation Agreement made as of December 8, 1997 between Decoma, Magna, and 1269935 Ontario Inc. and related amendments (collectively, the “Affiliation Agreement”); and

m.	The indenture dated March 27, 2003, governing the issuance and terms of the Convertible Debentures.

4.	Selected internal financial statements and other business and financial information of the Company including forward-looking projections and material non-public information provided to us by the Company including, but not limited to, the following:

a.	Decoma’s 2004-2007 Business Plan (the “Decoma Business Plan”) including divisional business plans for each of Decoma’s divisions and operating facilities;

b.	Decoma business plan presentations to the Board delivered December 2004;

c.	Detailed historical financial information for Decoma including unaudited monthly results for each month in the fiscal year ended December 31, 2004;

d.	Sales projections 2004-2007 by program prepared by Decoma on June 30, 2004;

e.	Detailed financial information for Decoma regarding input costs, foreign exchange and capital expenditures;

f.	Summary tax information for Decoma; and

g.	A summary litigation list for Decoma.

5.	Selected industry information including, but not limited to, the following:

a.	Light vehicle production and sales volume estimates from commercially available sources;

b.	Foreign exchange rate projections from commercially available sources; and

c.	Research reports for Decoma and Magna and general industry reports.

6.	Participated in site visits, meetings and discussions with representatives of the senior management of Decoma and Magna to discuss the business, operations, financial position and certain other financial and operating data of Decoma including, but not limited to, the following:

a.	Detailed due diligence sessions with senior management of Decoma;

b.	Site visits to certain of Decoma’s facilities;

c.	Discussions with the Special Committee;

d.	Discussions with legal counsel to Decoma and legal counsel to the Special Committee;

e.	Discussions with representatives of the senior management of Magna; and

f.	Discussions with the financial advisors of Magna.

7.	Reviewed the reported prices and trading history of the Decoma Shares as compared to the reported prices and trading histories of the shares of other comparable companies, including Magna, which we deemed relevant;

Decoma International Inc.
January 13, 2005

8.	Compared the financial performance of the Company with that of certain other publicly-traded companies that were deemed to be relevant;

9.	Compared the proposed financial terms of the Magna Offer to corresponding financial terms, to the extent publicly available, of selected transactions that were deemed to be relevant;

10.	Reviewed the historical trading and liquidity of the Magna Shares on the TSX;

11.	Officer’s certificates dated January 13, 2005 from senior officers of Decoma (the “Decoma Certificates”) attesting to, among other things, the accuracy and completeness of the information provided to Scotia Capital upon which the Valuation and Opinion are based;

12.	Officer’s certificates dated January 13, 2005 from senior officers of Magna (the “Magna Certificates”) stating that, other than what has been publicly disclosed or disclosed to Scotia Capital as part of the due diligence session held with senior management of Magna, Magna is not aware of any pending plan or proposal that would constitute a “material change” (as defined in the Securities Act (Ontario)) in the affairs of Magna or any other facts that would reasonably be expected to affect materially the opinions to be given by Scotia Capital in connection with its engagement in relation to the Magna Offer; and

13.	Such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

The auditors of Decoma and Magna required that Scotia Capital indemnify and release the auditor as a condition to releasing information to Scotia Capital in connection with its engagement. Such condition was not acceptable to Scotia Capital. Accordingly, Scotia Capital did not meet with the auditors as part of its review and has assumed the accuracy and fair presentation of, and has relied upon, audited financial statements of Decoma and Magna and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined in the Rules) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

With the Special Committee’s approval and as provided for in the Engagement Agreement, Scotia Capital has, subject to the requirements of the Rules, relied upon, without independent verification, all financial and other information that was obtained by Scotia Capital from public sources or that was provided to Scotia Capital by Decoma, Magna or any of their respective associates, affiliates, advisors or otherwise. Scotia Capital has assumed that this information is complete and accurate and does not omit to state any material fact or any fact necessary to be stated to make this information not misleading. The Valuation and Opinion are conditional upon such completeness and accuracy. In accordance with the terms of its engagement, but subject to the exercise of its professional judgment and the requirements of

Decoma International Inc.
January 13, 2005

the Rules, Scotia Capital has not conducted any independent investigation to verify the completeness or accuracy of this information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in its analyses, Scotia Capital has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or their respective associates or affiliates, as the case may be, as to the matters covered thereby. Senior officers of the Company have separately represented to us, in the Decoma Certificates, amongst other things: (a) that the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Valuation or Opinion to be given by Scotia Capital; (b) with the exception of forecasts, projections or estimates, the written information and written data provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Magna Offer is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the data was historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current information or data disclosed; (d) any portions of the data provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances; (e) there have been no valuations or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding twenty-four (24) months and in the possession or control or knowledge of the Company other than those provided to Scotia Capital or, in the case of valuations known to the Company which it does not have within its control, notice of which has been given to Scotia Capital; (f) there have been no offers for or transactions involving all or any material property of the Company or any of its subsidiaries during the preceding twenty-four (24) months that have not been disclosed to Scotia Capital; (g) the Company has complied with the Engagement Agreement in all material respects; and (h) there is no plan or proposal for any “material change” (as defined in the Securities Act (Ontario)) in the affairs of the Company that has not been disclosed to Scotia Capital.

The Valuation and Opinion are based upon the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of the Company, as they were reflected in the Information reviewed by Scotia Capital. In its analysis and in preparing the Valuation and Opinion, Scotia Capital has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Scotia Capital, the Company or any of their respective associates or affiliates.

The Valuation and Opinion have been provided for the use of the Special Committee and the Board and for inclusion in the Circular (together with summaries thereof in form acceptable to Scotia Capital) and may not be used by any other person or relied upon by any other person without the express written consent of Scotia Capital. The Valuation and Opinion are given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation and Opinion which may come or be brought to Scotia Capital’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Scotia Capital reserves the right to, but has no obligation to, change, modify or withdraw the Valuation and Opinion.

Decoma International Inc.
January 13, 2005

Scotia Capital expresses no opinion herein concerning the future trading prices of the securities of Decoma, Magna or any of their respective associates or affiliates and makes no recommendations to the Decoma Minority Shareholders with respect to the Arrangement.

Scotia Capital has based the Valuation and Opinion upon a variety of factors. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Valuation and Opinion. The preparation of valuations and opinions are complex processes and are not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Scotia Capital has assumed that all conditions precedent to the completion of the Arrangement can be satisfied in due course and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification and without material cost to Decoma or Magna. Scotia Capital has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents.

Decoma International
Inc. January 13, 2005

Overview of Decoma

Decoma, together with its subsidiaries, is a full service supplier of exterior vehicle appearance systems for the world’s automotive industry. The Company designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). The Company has approximately 16,000 employees in 52 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

The following table summarizes the Company’s historical financial information:

	For the 9 Month Period		For the 12 Month Period
	Ending September 30,		Ending December 31,
US$, millions, except per share data	2004	2003	2003	2002

Income Statement Items
Total Revenues	$1,991	$1,710	$2,356	$2,057
EBITDA (1)	$170	$197	$241	$252
Depreciation	$72	$65	$90	$78
EBIT	$98	$132	$151	$174
Interest, Net	$8	$8	$11	$12
Net Income	$55	$76	$72	$93

Per Share Data
Earnings per Class A Subordinate
Voting and Class B Share
Basic	$0.59	$0.99	$0.88	$1.30
Diluted	$0.55	$0.79	$0.77	$1.03
Shares Outstanding (thousands)
Basic	83,305	69,798	73,420	67,800
Diluted	106,308	103,530	104,283	98,307

Cash Flow Items
Cash Flow from Operations (2)	$134	$140	$184	$189
Fixed Asset Additions	$86	$119	$178	$100

Source: Company reports.
(1)	Earnings before interest, taxes, depreciation and amortization, as reported in the Company reports.
(2)	Cash flow from operations before changes in working capital.

Decoma International Inc.
January 13, 2005

The following table summarizes Decoma’s consolidated balance sheets as at the dates below:

	As at September 30,		As at December 31,
US$, millions	2004	2003	2003	2002

Assets
Cash and Cash Equivalents	$73	$62	$94	$82
Other Current Assets	$761	$662	$634	$483
Capital Assets	$698	$627	$682	$525
Other Assets	$119	$116	$121	$102

Total Assets	$1,652	$1,467	$1,530	$1,193

Liabilities and Shareholders’ Equity
Current Debt
Bank Indebtedness	$—	$80	$177	$55
Long-Term Debt	$5	$4	$5	$7
Due to Magna and its Affiliates	$138	$116	$142	$104
Convertible Preferred Shares	$158	$141	$151	$212
Other Current Liabilities	$449	$370	$372	$315
Long-Term Debt	$197	$89	$11	$85
Other Liabilities	$69	$58	$61	$53
Shareholders’ Equity	$636	$608	$612	$363

Total liabilities and Shareholders’ Equity	$1,652	$1,467	$1,530	$1,193

Source: Company reports.

Decoma International
Inc. January 13, 2005

The Decoma Shares are listed on the TSX under the ticker symbol DEC.SV.A and on the NASDAQ National Market under the ticker symbol DECA. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX for the Decoma Shares. The last closing price of the Decoma Shares on the TSX on January 12, 2005 was C$13.08:

	TSX Price
	Low	High	Total
Per Share	(C$)	(C$)	Volume (1)

January 2003	$12.31	$13.85	1,582
February 2003	$11.18	$13.28	940
March 2003	$8.81	$11.95	6,862
April 2003	$9.70	$11.25	2,129
May 2003	$10.52	$11.74	1,506
June 2003	$10.44	$11.90	3,574
July 2003	$11.55	$12.64	1,223
August 2003	$11.91	$14.50	2,042
September 2003	$13.21	$14.65	1,118
October 2003	$13.00	$14.95	921
November 2003	$12.30	$14.50	933
December 2003	$11.98	$13.85	2,338
January 2004	$12.86	$14.00	888
February 2004	$11.31	$13.25	2,130
March 2004	$11.50	$13.15	2,149
April 2004	$12.02	$12.78	1,298
May 2004	$11.84	$12.95	1,132
June 2004	$12.35	$13.39	1,085
July 2004	$12.00	$12.65	786
August 2004	$10.66	$12.70	1,022
September 2004	$9.81	$10.95	4,298
October 1-22, 2004	$9.74	$11.14	931
October 25-31, 2004	$11.55	$13.27	10,089
November 2004	$11.66	$13.80	3,833
December 2004	$13.01	$14.40	2,220
January 1-12, 2005	$13.02	$14.39	272

Source: TSX.
(1)	In thousands of shares traded.

Decoma International Inc.
January 13, 2005

Definition of Fair Market Value

For the purpose of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the Decoma Shares for the purpose of the Valuation, Scotia Capital has not made any downward adjustments to reflect the liquidity of the Decoma Shares, the effect of the Magna Offer on the Company, or the fact that Decoma Shares held by Decoma Minority Shareholders do not form part of a controlling interest.

Valuation — Decoma Shares

The Valuation is based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Decoma Shares as at January 12, 2005. Fair market value of the Decoma Shares was analyzed on a going-concern basis and is expressed on a per share basis.

In determining the fair market value of the Decoma Shares, Scotia Capital relied upon the following methodologies:

(i)	Discounted cash flow approach (“DCF Approach”); and

(ii)	Precedent Transactions Approach (as defined below).

In preparing the Valuation, Scotia Capital also reviewed and considered the implied trading multiples of Canadian, U.S., and European publicly traded companies in the automotive parts industry that were deemed to be relevant (the “Comparable Trading Approach”). Following such review, Scotia Capital concluded that the Comparable Trading Approach implied values that were below the values implied by the DCF Approach and Precedent Transactions Approach. Given the foregoing and that public company values generally reflect minority discount values rather than en bloc values, Scotia Capital did not rely upon the Comparable Trading Approach in preparing the Valuation.

Scotia Capital also reviewed and considered the potential value of the Decoma Shares if the Company were to convert to an income trust (the “Income Trust Approach”). Following such review, Scotia Capital concluded that the Company may not be a suitable candidate for such a conversion and that, even if such a conversion were to be undertaken, the values implied by the Income Trust Approach were not in excess of those implied by the DCF Approach and Precedent Transactions Approach. As a result, Scotia Capital did not rely upon the Income Trust Approach in preparing the Valuation.

The Valuation and Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the “Association”) but the Association has not been involved in the preparation or review of this Valuation or Opinion.

Discounted Cash Flow Approach

The DCF Approach takes into account the amount, timing and relative certainty of the projected unlevered after-tax free cash flows (“UFCFs”) of the Company. The approach requires that certain

Decoma International Inc.
January 13, 2005

assumptions be made regarding, among other things, future UFCFs, discount rates, and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of fair market values. The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company, expressed in current U.S. dollars, by discounting to a present value the UFCFs of the Company expected to be generated between January 1, 2005 and December 31, 2014 as well as a terminal value, determined as at December 31, 2014, such value also having been discounted to a present value. To arrive at an equity value for the Decoma Shares, Scotia Capital then deducted from this enterprise value the net debt of the Company, adjusted as appropriate on a fully diluted basis. To express this equity value on a per share basis, Scotia Capital then divided the equity value by the fully diluted shares outstanding including in the denominator, where appropriate, Decoma Shares that would be issuable by the Company upon the conversion of certain outstanding securities of the Company.

Principal Assumptions

As part of the analyses and investigations carried out in the preparation of the Valuation, Scotia Capital reviewed and considered the items outlined under “Scope of Review” including, but not limited to, the Decoma Business Plan. Based upon such review as well as, among other things, detailed discussions with senior management of the Company, Scotia Capital developed for the purpose of the DCF Approach its own independent view of the projected UFCFs of the Company for the fiscal years ending December 31, 2005 through December 31, 2014 (the “Base Case Scenario”). For the fiscal years 2005-2007, except as outlined and discussed below, Scotia Capital did not make any significant adjustments to the Decoma Business Plan in preparing the Base Case Scenario. For fiscal years 2008-2014, Scotia Capital developed its own projections for the UFCFs of the Company based upon its review and consideration of the items outlined under “Scope of Review” as well as discussions with senior management of the Company and the Special Committee.

Sales and Light Vehicle Production Volumes

In forecasting sales, Scotia Capital reviewed and considered, among other things, assumptions reflected in the Decoma Business Plan including assumptions with respect to booked and unbooked business, commercially available light vehicle production volume estimates for North America and Western Europe published by third-party automotive industry sources including, as appropriate and where available, estimates for specific automobile programs, long-term light vehicle production trends, and the Company’s historical track record of volume growth as well as its current operating performance. In developing the Base Case Scenario, Scotia Capital concluded that it was appropriate to make adjustments to the production volumes incorporated in the Decoma Business Plan to reflect differences between the consensus production volume estimates from independent sources and those estimates reflected in the Decoma Business Plan. Adjustments to the Decoma Business Plan were also incorporated in the Base Case Scenario to reflect more current information and assumptions. Excluding 7 adjustments related to foreign exchange discussed below, the impact of these adjustments on the Decoma Business Plan was not material. Long-term projections for annual sales growth (2008-2014) within a range of 1.2% to 2.2% are reflected in the Base Case Scenario.

Decoma International Inc.
January 13, 2005

Margins

In forecasting margins, Scotia Capital reviewed and considered, among other things, assumptions reflected in the Decoma Business Plan, the historical margins of the Company as well as its recent operating and financial results, and the long-term pricing and margin trends in the automotive parts industry. In developing the Base Case Scenario, Scotia Capital concluded that it was appropriate to make adjustments to the Decoma Business Plan to reflect, most significantly, slower than expected improvements in certain European facilities, higher selling, general and administrative expenses, higher near-term material input costs, and contingency reserves against future facility launches. In aggregate, prior to adjustments related to foreign exchange discussed below, the near-term margins in the Base Case Scenario are materially lower than those reflected in the Decoma Business Plan. Longer-term margins were assumed to remain constant (at lower margins that those reflected in the Decoma Business Plan) following a transition period to bring the margins at certain European facilities of the Company to break-even levels.

Capital Expenditures

In forecasting capital expenditures, Scotia Capital reviewed and considered, among other things, assumptions reflected in the Decoma Business Plan including assumptions with respect to new facility launches and/or potential acquisitions, the outlook for sales and margins, capacity utilization at existing facilities, and the current age and useful life of the Company’s assets. In developing the Base Case Scenario, Scotia Capital concluded that it was appropriate to adjust the capital expenditures incorporated in the Decoma Business Plan to exclude planned or forecast expenditures associated with new facility launches and/or potential acquisitions in circumstances where the expenditures have not already been undertaken, at least in part, and future cash flow benefits have not been clearly identified. In circumstances where expenditures were excluded from the Base Case Scenario, any related sales and cash flow benefits were similarly excluded. As a result of the foregoing, the projected capital expenditures in the Base Case Scenario are materially below those reflected in the Decoma Business Plan for 2007. Longer-term assumptions (2008-2014) were determined as a percentage of sales consistent with the trends established for the period 2005-2007, but with an upward adjustment over time reflecting some of the considerations identified above. Capital expenditures in 2014 and the terminal period have been adjusted materially upward from 2013 to reflect, among other things, assumptions regarding capacity utilization and the then current age and remaining useful life of the Company’s assets.

Foreign Exchange Rates

In forming its views with respect to foreign exchange rates, Scotia Capital reviewed and considered historical movements in foreign exchange rates in North America and Europe and commercially available forecasts of foreign exchange rates published by third-party economists as well as internal Scotia Capital estimates. In developing the Base Case Scenario, Scotia Capital relied upon the current spot exchange rates for forecasting the Canadian dollar, the Euro, and the British Pound, each with respect to the U.S. dollar. These foreign exchange rates were fixed throughout the forecast and terminal period. The following exchange rates are incorporated in the Base Case Scenario: C$1.20=US$1.00; €0.75=US$1.00; €0.53=US$1.00.

Decoma International Inc.
January 13, 2005

En Bloc Considerations

In preparing the Base Case Scenario, Scotia Capital also considered potential synergies that a third-party could realize, and therefore pay for, from the acquisition of 100% of the Company including, but not limited to, benefits arising from revenue enhancement, cost savings, and capital expenditure reductions. Following its review and consideration, Scotia Capital is of the view that prospective purchasers would be unlikely to realize significant synergies from such an acquisition, other than synergies relating to the non-renewal of the Affiliation Agreement and the elimination of certain overhead costs.

Pursuant to the Affiliation Agreement, Decoma pays to Magna annual affiliation fees (the “Affiliation Fees”) based on percentages of consolidated net sales and profitability. The Affiliation Agreement expires December 31, 2011, subject to certain licensing arrangements that continue thereafter for fifteen (15) additional years. In developing its projections of the UFCFs of the Company under the Base Case Scenario, Scotia Capital included within its projections 50% of the Affiliation Fees (following the expiry of the Affiliation Agreement) and US$5 million in other cost synergies.

The Base Case Scenario — Financial Summary

A summary of the UFCFs of the Base Case Scenario is provided below. All figures are based upon a twelve (12) month period ending December 31 and are presented in millions of U.S. dollars.

(US$, millions)	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

Revenue	$3,140	$3,228	$3,256	$3,316	$3,356	$3,428	$3,502	$3,578	$3,655	$3,734
Revenue Growth	14.8%	2.8%	0.9%	1.8%	1.2%	2.2%	2.2%	2.2%	2.2%	2.2%
EBITDA	$230	$280	$292	$304	$315	$322	$328	$354	$361	$369
EBITDA Margin	7.3%	8.7%	9.0%	9.2%	9.4%	9.4%	9.4%	9.9%	9.9%	9.9%
Capital Expenditures	($125)	($113)	($108)	($115)	($117)	($121)	($124)	($128)	($131)	($151)
Working Capital Investments	$10	($12)	($24)	($7)	($5)	($7)	($7)	($7)	($7)	($7)
Unlevered Cash Taxes	($20)	($46)	($49)	($53)	($57)	($59)	($60)	($68)	($69)	($71)

Unlevered Free Cash Flow	$94	$109	$110	$129	$136	$136	$137	$152	$154	$140

Terminal Growth Rates

Scotia Capital relied upon the capitalization in perpetuity of UFCFs to calculate the value of the Company beyond December 31, 2014. This approach capitalized terminal period UFCFs at the WACC (as defined below) less a growth factor of 2.0% to 2.5%, determined by reference to, among other things, the long-term real growth rate in the production of light vehicles in North America and Western Europe, the Company’s historical track record and outlook for volume and market share growth, the level of expected inflation in the general economy and long-term price and margin expectations in the automotive parts industry.

Discount Rates

The projected UFCFs of the Company, as reflected in the Base Case Scenario, were discounted to calculate an enterprise value in current U.S. dollars at the estimated weighted average cost of capital

Decoma International Inc.
January 13, 2005

(“WACC”) for the Company. The WACC was calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company.

In determining the appropriate cost of equity capital, Scotia Capital utilized the capital asset pricing model which calculates the cost of equity capital with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“beta”), equity market risk premiums and capitalization premiums. Scotia Capital selected an unlevered beta after reviewing the betas of selected Canadian, U.S. and European publicly traded automotive parts suppliers relative to relevant market benchmarks. This unlevered beta was then relevered based upon the selected optimal capital structure. The cost of debt utilized is based upon the risk-free rate of return and an appropriate borrowing spread to reflect credit risk, such borrowing spread chosen with reference to the selected optimal capital structure. The optimal capital structure was chosen based upon a review of capital structures of automotive parts suppliers in Canada, the U.S., and Europe and is expressed using market values.

The assumptions used by Scotia Capital in calculating the WACC and the resulting range of discount rates are outlined below:

Cost of Equity
Risk-Free Rate (U.S. 10-year Treasury)	4.2%
Market Risk Premium	7.0%
Levered Beta	1.0
Capitalization Premium	1.5%

Cost of Equity	12.4%

Cost of Debt
Risk-Free Rate (U.S. 10-year Treasury)	4.2%
Borrowing Spread	1.8%
Tax Rate	29.3%

After-Tax Cost of Debt	4.3%

Optimal Capital Structure
Equity	70.0%
Debt	30.0%

WACC	9.9%

Based upon the foregoing and taking into account sensitivity analyses on each element of the WACC calculation, Scotia Capital selected a range of discount rates of 9.5% to 10.5%.

Decoma International Inc.
January 13, 2005

DCF Sensitivity Analysis

As part of the DCF approach, Scotia Capital performed sensitivity analyses on certain key assumptions. The results of these sensitivities are outlined below:

		Impact on Valuation Range
Variable	Sensitivity	Per Share — US$	Per Share — C$

Affiliation Fee Synergies	Excluding	($0.96)	($1.15)
Discount Rate	+ 0.5%	($0.95)	($1.15)
	- 0.5%	$0.99	$1.18
Capital Expenditures	+ 0.25%	($0.85)	($1.02)
	- 0.25%	$0.76	$0.92
Terminal Growth Rate	+ 0.5%	$0.53	$0.64
	- 0.5%	($0.50)	($0.60)
EBITDA Margin	+ 0.5%	$1.26	$1.51
	- 0.5%	($1.41)	($1.69)
Canadian Dollar	+ 0.05	$0.02	$0.64
	- 0.05	($0.08)	$(0.70)
Auto Production (North America and Western Europe)	+ 100,000	$0.44	$0.53
	- 100,000	($0.49)	($0.58)
Euro	+ 0.05	($0.06)	($0.07)
	- 0.05	$0.06	$0.07

Equity Value

In order to arrive at an equity value for the Decoma Shares, Scotia Capital deducted the adjusted net debt of the Company. Given that the resulting en bloc value ranges derived from the DCF Approach exceeded the conversion prices of the Convertible Debentures and the Convertible Series Preferred Shares of the Company (the “Convertible Securities”), for the purposes of calculating equity value on a per share basis, Scotia Capital treated the Convertible Securities on a fully diluted basis. Further, Scotia Capital adjusted the net debt position of the Company as at December 31, 2004 to reverse certain temporary year-end changes in working capital balances. As such, Scotia Capital deducted adjusted net debt of US$260 million for the purpose of calculating an equity value under the DCF Approach.

DCF Approach — En Bloc Valuation Summary

Based upon the foregoing, the DCF Approach produced an en bloc equity value for the Decoma Shares, as at January 12, 2005, expressed on a per share basis, in the range of US$11.11 to US$13.41. At a current exchange rate of C$1.20=US$1.00, the DCF Approach produced an en bloc equity value for the Decoma Shares, expressed on a per share basis, in the range of C$13.33 to C$16.09.

Decoma International Inc.
January 13, 2005

Precedent Transactions Approach

Scotia Capital also compared the proposed financial terms of the Magna Offer to corresponding financial terms, to the extent publicly available, of selected transactions in the North American and European automotive parts industries (the “Precedent Transactions Approach”). A selection of the transactions that were deemed relevant is provided below. When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value to last twelve (12) months EBITDA (“EV/EBITDA”) to be the primary valuation metric.

			Enterprise	EV /
Date	Target	Acquiror	Value (1)	EBITDA

Nov-04	Beru AG	BorgWarner Inc.	€556	6.6x
Sep-04	Cooper-Standard Automotive	The Cypress Group and Goldman Sachs	US$1,165	5.3x
Jul-04	GDX Automotive	Cerebrus Capital Management	US$147	3.6x
Jul-04	Dana Aftermarket Group	Cypress Group LLC	US$1,100	6.3x
Jul-04	Progressive Moulded Products	Thomas H. Lee Partners	C$800	6.4x
Jun-04	Stanadyne Corp.	Kohlberg & Company LLC	US$330	6.7x
Mar-04	Phoenix AG	Continental AG	€503	5.1x
May-04	New Venture Gear Inc.	Magna International Inc.	US$435	3.8x
May-04	Autocam Corp.	Goldman Sachs Capital Partners/Consortium	US$390	6.5x
Jan-04	Davis Industries Inc.	Tesma International Inc.	US$48	6.1x
Dec-03	LDM Technologies Inc.	Plastech Engineering Products	US$143	5.7x
May-03	UIS Inc.	The Carlyle Group	US$808	6.3x
Apr-03	Stackpole Ltd.	Tomkins Plc	C$349	6.2x
Nov-02	TRW Automotive	Blackstone Group LP	US$4,728	4.9x
Nov-02	Edscha AG	EdCar Beteiligungs GmbH	€499	5.1x
Aug-02	Teksid	Questor Management Co.	€460	5.7x
Jun-02	Donnelly Corp.	Magna International Inc.	US$319	8.6x
Apr-02	Rea International	Royal Laser Tech Corporation	C$200	5.7x
Jul-01	Ventra Group Inc	Flex-N-Gate Corp	C$77	6.4x
Jan-01	Collins & Aikman Corp.	Heartland Industrial Partners	US$1,298	7.1x
Jan-01	Magna Exterior System and Magna’s interest in DET	Decoma International Inc.	C$550	6.3x

(1) Expressed in millions.

Following such review and for the purpose of deriving a fair market value for the Decoma Shares under the Precedent Transactions Approach, Scotia Capital selected an EV/EBITDA multiple of 5.5x to 6.5x to be applied against the last twelve (12) months EBITDA of the Company and, given the unique nature of the Affiliation Agreement and the synergies that could be related thereto (see “En Bloc Considerations”), concluded that it was appropriate to add the value of such synergies to the calculated value range. Scotia Capital valued the Affiliation Agreement synergies utilizing a discounted cash flow methodology similar to that described under the DCF Approach.

Based upon adjusted EBITDA of the Company for the twelve (12) month period ending September 30, 2004 of US$238 million and net debt as at the same date of US$505 million (US$267 million after making adjustments for the Convertible Securities, when appropriate), the Precedent Transactions Approach produced an en bloc equity value for the Decoma Shares, as at January 12, 2005, expressed on a per share basis, in the range of US$10.62 to US$13.00. At a current exchange rate of C$1.20=US$1.00, the Precedent Transactions Approach produced an en bloc equity value for the Decoma Shares, expressed on a per share basis, in the range of C$12.74 to C$15.60.

Decoma International Inc.
January 13, 2005

Distinctive Material Value Accruing from the Transaction

In accordance with the Rules, Scotia Capital considered whether any distinctive material value would accrue to Magna as a result of successfully completing the Arrangement. In forming its views, Scotia Capital noted that, among other things, the acquisition of 100% of Decoma may better position Magna for larger modules, allow Magna to exploit the vast competencies of the two companies, better align their respective product portfolios and technologies, and may allow Magna to avoid potential duplication of investments. However, following this consideration, Scotia Capital concluded that these items would not constitute a distinctive material benefit to Magna.

Valuation Conclusion — Decoma Shares

Based upon and subject to the analyses and assumptions set out herein, Scotia Capital is of the opinion that, as at January 12, 2005, the fair market value of the Decoma Shares, expressed on a per share basis, is in the range of US$11.04 to US$13.33. At a current exchange rate of C$1.20=US$1.00, the fair market value of the Decoma Shares, expressed on a per share basis, is in the range of C$13.25 to C$16.00.

Value of the Non-Cash Consideration — Magna Shares

Under the Rules, a formal valuation of any non-cash consideration offered under a business combination or going private transaction must be prepared, subject to certain exemptions. In relation to the Arrangement, Scotia Capital understands that a formal valuation of the Magna Shares is not required (and Scotia Capital therefore did not prepare a formal valuation of the Magna Shares) for the following reasons:

(i)	The non-cash consideration are securities of a reporting issuer for which there is a published market;

(ii)	The Company states in the Circular that it has no knowledge of any material information concerning Magna, or concerning the Magna Shares, that has not been generally disclosed;

(iii)	A liquid market (as defined for the purposes of the Rules) exists for the Magna Shares;

(iv)	The Magna Shares being offered constitute 25 per cent or less than the number of Magna Shares outstanding immediately before the Arrangement, and the Arrangement is not conditional on the completion of any other transaction;

(v)	The Magna Shares will be freely tradeable at the time the Arrangement is completed; and

(vi)	Scotia Capital, in consultation with the Special Committee, is of the opinion that a valuation of the Magna Shares is not required.

Scotia Capital has independently confirmed items (i), (iii), and (iv) above. In forming its views under (vi), Scotia Capital considered, among other things, that: (a) the Magna Shares to be received by Decoma Minority Shareholders will represent a minority interest in Magna and that, as a result of the Magna Offer, the Decoma Minority Shareholders will not be able to effect control or a sale of 100% of Magna;

Decoma International Inc.
January 13, 2005

(b) Magna is well known to the financial markets through extensive public disclosure and significant equity research coverage; (c) Magna has a market capitalization of approximately US$7.4 billion as at January 12, 2005 and the average daily trading volume on the TSX and New York Stock Exchange during the 90 trading days preceding January 12, 2005 was approximately 500,283 shares; and (d) officers of Magna confirmed in the Magna Certificates that they are not aware of any pending plan or proposal that would constitute a “material change” (as defined in the Securities Act (Ontario)) in the affairs of Magna or any other facts that would reasonably be expected to materially affect the opinions to be given by Scotia Capital in connection with the Arrangement. Based upon the foregoing, Scotia Capital concluded that the market trading approach represented an appropriate indicator of the value of the Magna Shares.

Market Trading Approach — Magna Shares

In performing the Market Trading Approach, Scotia Capital reviewed and considered the trading history of the Magna Shares on the TSX including, among other things, the closing price of the Magna Shares on the TSX on January 12, 2005 of C$91.21. Selected trading and liquidity statistics of the Magna Shares on the TSX are summarized below:

		VWAP —
Period(1)	Average Volume	Magna Shares	High Price	Low Price

1 Day	164,364	C$91.12	C$92.46	C$90.51
5 Days	201,389	C$94.56	C$96.16	C$93.85
10 Days	161,560	C$96.58	C$97.97	C$95.87
20 Days	176,574	C$96.94	C$97.98	C$96.13
30 Days	192,171	C$96.52	C$97.50	C$95.66

Source: Bloomberg.
(1) Trading days for the period ending January 12, 2005.

The Market Trading Approach produced the following implied values of the Offer Consideration:

	VWAP —	Implied Value of Offer
Period(1)	Magna Shares	Consideration (2)

Close: January 12, 2005	C$91.21	C$13.25
1 Day	C$91.12	C$13.24
5 Days	C$94.56	C$13.74
10 Days	C$96.58	C$14.03
20 Days	C$96.94	C$14.09
30 Days	C$96.52	C$14.02

Source: Bloomberg.
(1) Trading days for the period ending January 12, 2005.
(2) Based on 0.1453 Magna Share for each Decoma Share, without an election for cash.

Based upon and subject to the analyses and assumptions set out herein, Scotia Capital is of the opinion that, as at January 12, 2005, expressed on a per share basis, the value of the Magna Shares to be received as Offer Consideration by the Decoma Minority Shareholders under the Magna Offer was C$13.25.

Decoma International Inc.
January 13, 2005

Opinion

In considering the fairness of the Offer Consideration, from a financial point of view, to the Decoma Minority Shareholders, in addition to the information and analyses referred to above, Scotia Capital reviewed and considered and relied upon a number of factors, including, but not limited to, the following:

(i)	A comparison of the fair market value of the Offer Consideration to the fair market value of the Decoma Shares as determined in the Valuation; and

(ii)	A comparison of Offer Consideration to the trading price of the Decoma Shares prior to the initial announcement of the Magna Offer made on October 25, 2004 (the “Announcement Date”).

Comparison of the Value of the Offer Consideration to the Formal Valuation

As at January 12, 2005 and assuming that all Decoma Minority Shareholders elect to receive 100% of the Offer Consideration in the form of Magna Shares, the fair market value of the Offer Consideration is C$13.25, which is within the fair market value range of the Decoma Shares as determined by the Valuation.

Comparison of the Value of the Offer Consideration to Pre-Announcement Trading Prices

As part of its considerations, Scotia Capital compared the premiums paid in selected recent successful going private transactions, business combinations, and insider bids (each as described in the Rules) (in each case excluding certain outliers) to those implied under the Arrangement. A summary of the premiums paid in such precedent transactions is provided below.

	High	Low	Mean

1-day premium (1)	48%	1%	25%
20-day premium (2)	43%	2%	25%

(1) Premium to the last closing price of the target securities prior to the announcement of the transaction.
(2) Premium to the last closing price of the target securities twenty trading days prior to the announcement of the transaction.

While none of the transactions outlined above is directly comparable to the Arrangement, Scotia Capital is of the view that the summary results of such analysis provide a useful comparison benchmark. The Offer Consideration, as at January 12, 2005 and assuming that all Decoma Minority Shareholders elect to receive 100% of the Offer Consideration in the form of Magna Shares, represented a premium of approximately 33.2% to the closing prices of the Decoma Shares of October 22, 2004, the last trading date before the Announcement Date, and a premium of 27.2% to the closing price of the Decoma Shares on September 24, 2004, twenty (20) days prior to the Announcement Date. In reviewing these metrics, Scotia Capital noted that the premiums implied by the Offer Consideration are above the mean of the premiums of the comparative sample set.

Decoma International Inc.
January 13, 2005

Opinion Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as at January 12, 2005, the Offer Consideration is fair, from a financial point of view, to Decoma Minority Shareholders.

Yours very truly,

Scotia Capital Inc.

EXHIBIT G

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

      (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

      (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

      (c) amalgamate with another corporation under sections 175 and 176;

      (d) be continued under the laws of another jurisdiction under section 181; or

      (e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

      (a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

      (b) subsection 170(5) or (6).

(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

      (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

      (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder’s right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

      (a) the shareholder’s name and address;

      (b) the number and class of shares in respect of which the shareholder dissents; and

      (c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

      (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

      (b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

      (c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

      (a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

      (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

      (a) has sent to the corporation the notice referred to in subsection (10); and

      (b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

      (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

      (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

      (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

      (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Questions and Further Assistance

If you have any questions about the information contained in this Circular or require assistance in making your Cash Election or delivering your Decoma Class A Subordinate Voting Shares, please contact Georgeson Shareholder Communications, Decoma’s information agent, at:

Georgeson Shareholder

66 Wellington Street West
TD Tower — Suite 5210
Toronto-Dominion Centre
Toronto, ON     M5K 1J3

North American Toll Free Number: 1-877-288-7315